  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 22, 1994

                                                      REGISTRATION NO. 33-52493
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                              AMENDMENT NO. 2 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                             TERRA INDUSTRIES INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
               MARYLAND                              52-1145429
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                                 TERRA CENTRE
                       600 FOURTH STREET, P.O. BOX 6000
                          SIOUX CITY, IOWA 51102-6000
                                (712) 277-1340
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           GEORGE H. VALENTINE, ESQ.
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                 TERRA CENTRE
                       600 FOURTH STREET, P.O. BOX 6000
                          SIOUX CITY, IOWA 51102-6000
                                (712) 277-7302
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:
        CARTER W. EMERSON, ESQ.                 MARK ZVONKOVIC, ESQ.
           KIRKLAND & ELLIS                    ANDREWS & KURTH L.L.P.
        200 EAST RANDOLPH DRIVE                 425 LEXINGTON AVENUE
        CHICAGO, ILLINOIS 60601               NEW YORK, NEW YORK 10017
            (312) 861-2052     ----------------    (212) 850-2828
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                               PROPOSED          PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT            MAXIMUM           MAXIMUM          AMOUNT OF
    SECURITIES TO BE           TO BE        OFFERING PRICE       AGGREGATE       REGISTRATION
       REGISTERED          REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2)     FEE(3)(4)
- ---------------------------------------------------------------------------------------------
Common Shares, no par
 value per share         10,350,000 shares      $12.75         $131,962,500         $45,504
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

(1) Includes 1,350,000 Common Shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated in accordance with Rule 457(c), solely for purposes of calculating the registration fee.
(3) Calculated on the basis of 1/29th of 1% of the proposed maximum aggregate offering price.
(4) $43,786 was previously paid and $1,718 is being paid herewith.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 1994

PROSPECTUS                                                      October   , 1994

                                   9,000,000

                             TERRA INDUSTRIES INC.

                                      LOGO

                                 COMMON SHARES

                                      LOGO

All common shares, no par value (the "Common Shares"), offered hereby are being sold by Terra Industries Inc. ("Terra" or the "Company"). Minorco (U.S.A.) Inc. has advised the Company that, in order to maintain its current proportionate beneficial ownership interest in the Company, it or an affiliate intends to purchase from the Underwriters approximately 53% of the Common Shares offered hereby at a price equal to the Price to Public less the Underwriting Discount. The Common Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "TRA". On September 16, 1994, the last reported sale price of the Common Shares as reported on the New York Stock Exchange Composite Tape was $12.75 per share.

SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON SHARES OFFERED HEREBY.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     PRICE TO      UNDERWRITING    PROCEEDS TO
                                    PUBLIC(/1/) DISCOUNT(/1/)(/2/) COMPANY(/3/)
- -------------------------------------------------------------------------------
Per Share.......................... $              $               $
- -------------------------------------------------------------------------------
Total(4)........................... $              $               $

- --------------------------------------------------------------------------------
(1) Minorco (U.S.A.) Inc. or an affiliate will pay the Underwriters the Price to Public less the Underwriting Discount for any Common Shares purchased.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $1,084,000.
(4) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,350,000 Common Shares on the same terms as set forth above to cover over-allotments, if any. Minorco (U.S.A.) Inc. has advised the Company that it or an affiliate intends to purchase from the Underwriters approximately 53%
    of any Common Shares so purchased at the price specified in Note 1. If the option is exercised in full, the Price to Public, Underwriting Discount and
    Proceeds to Company will be $     , $      and $     , respectively. See
    "Underwriting."

The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the certificates for the Common Shares will be made in New York, New York on or
about October   , 1994.

                             S.G.WARBURG & CO. INC.

                              [MAP APPEARS HERE]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and consolidated financial statements (and notes thereto) included elsewhere or incorporated by reference in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Except as otherwise indicated, all financial information is presented on the basis of generally accepted accounting principles. Unless otherwise referred to herein or the context otherwise requires, references to the "Company" or "Terra" shall mean Terra Industries Inc., including, where the context so requires, its direct and indirect subsidiaries. Terms defined in this Summary shall have the same meanings when used elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. See "Investment Considerations" for a discussion of certain factors that should be considered carefully in evaluating an investment in the Common Shares.

                                  THE COMPANY

  The Company is a leading producer of nitrogen fertilizer and marketer of fertilizer, crop protection products and seed. The Company recently announced that it has entered into an agreement to acquire Agricultural Minerals and Chemicals Inc., a Delaware corporation ("AMCI"), a leading producer of nitrogen fertilizer and methanol. The Company will close this offering simultaneously with the consummation of the acquisition of AMCI and the proceeds of this offering will be used to finance, in part, such acquisition. See "The Acquisition."

  After giving effect to the acquisition of AMCI, the Company will be the third largest producer of anhydrous ammonia and one of the two largest producers of nitrogen solutions in the United States and Canada. Nitrogen fertilizer is a basic crop nutrient which is applied seasonally by farmers to improve crop yield and quality. Nitrogen fertilizer is produced by combining gaseous nitrogen with hydrogen to form anhydrous ammonia, the simplest form of nitrogen fertilizer, which can be further processed into other fertilizer products such as urea and nitrogen solutions. The Company presently operates three nitrogen fertilizer facilities and believes that, with the addition of AMCI's two nitrogen fertilizer facilities, it will be among the most efficient nitrogen fertilizer manufacturers in the markets it serves. The Company also believes that it will benefit from favorable transportation logistics and other operating synergies and current prices in the nitrogen fertilizer industry, which is operating near capacity.

  Through the AMCI acquisition, the Company will also substantially increase its participation in the methanol production industry. It will have approximately 320 million gallons per year of methanol production capacity, representing approximately 16% of the total United States rated capacity. AMCI's methanol facility in Beaumont, Texas is the largest such facility in the U.S. Methanol is used primarily as a feedstock in the production of other chemicals such as formaldehyde, acetic acid and chemicals used in the building products industry, and is also a feedstock in MTBE, an additive in oxygenated gasoline. Demand in the United States for oxygenated gasoline has been growing as a result of current federally-mandated standards for gasoline. Reflecting increased general economic activity in the U.S. and abroad and the phase-in of such standards as well as industry production problems, demand for methanol has been strong in 1994. A published index of contract prices for methanol increased from $0.495 per gallon in January 1994 to $0.98 per gallon in August 1994.

  The Company owns and operates the largest independent farm service center network in the United States and Canada and is the second largest supplier of crop production inputs in the United States. The Company's distribution network for fertilizer, crop protection products and seed has grown over the last several years to include approximately 350 farm service centers, 58 fertilizer storage facilities and 770 affiliated dealer locations serving the United States and the eastern region of Canada. This growth generally has been the result of a healthy farm economy, acquisitions, additional facilities and aggressive marketing. The Company's distribution network is served by independent suppliers and the Company's own production facilities, which presently include one crop protection chemical dry flowable formulation plant and seven liquid chemical formulation facilities in addition to three nitrogen fertilizer plants. The production from AMCI's nitrogen fertilizer plants will also be available for the Company's distribution network.

  The Company's long-term strategy for growth is to (i) acquire and upgrade production and distribution facilities, (ii) increase distribution volumes by expanding sales from Company-operated locations and its affiliated dealer network, (iii) change its product mix to include more profitable products and
(iv) continue to build customer loyalty by providing value-added services. Towards this strategy, the Company made two significant acquisitions in 1993. In April, the Company added a manufactured fertilizer facility and 32 farm service centers in Canada and in December the Company added 12 farm service centers in Florida. The acquisition of AMCI is a major element in the continuation of this strategy.

  As of the date hereof, approximately 53% of the outstanding Common Shares are owned by Minorco (U.S.A.) Inc., a Colorado corporation ("Minorco USA"). Since the Company became publicly-owned in 1983, Minorco USA and its affiliates have owned a majority of the Company's outstanding equity securities. Minorco USA is involved in mining and natural resource-related activities in North America. Minorco USA is indirectly wholly-owned by Minorco, a company incorporated under the laws of Luxembourg as a societe anonyme ("Minorco"). Minorco is an international natural resources company with operations in gold, base metals, industrial materials, paper and packaging and agribusiness. Six of the Company's ten directors are also officers and/or directors of Minorco USA or its affiliates. Minorco USA has advised the Company that, in order to maintain its current proportionate interest in the Company, it or an affiliate intends to purchase from the Underwriters approximately 53% of the Common Shares offered hereby (and 53% of any Common Shares purchased under the Underwriters' over-allotment option) at a price equal to the price to the public less the underwriting discount. See "Underwriting."

  The Company's principal executive offices are located at Terra Centre, 600 Fourth Street, P. O. Box 6000, Sioux City, Iowa 51102-6000 and its telephone number is (712) 277-1340.

                                THE ACQUISITION

  The Company has agreed to acquire AMCI (the "Acquisition") pursuant to a Merger Agreement dated as of August 8, 1994 (as amended, the "Merger Agreement") between the Company, AMCI and AMCI Acquisition Corporation, a wholly-owned subsidiary of the Company ("Merger Sub"). The Acquisition is to be accomplished by merging Merger Sub with and into AMCI, whereupon the present stockholders and option holders of AMCI will receive cash in an aggregate amount of approximately $400 million (subject to adjustment as described herein) and AMCI will become a wholly-owned subsidiary of the Company. Immediately following the consummation of the Acquisition, AMCI will be merged with and into the Company. At the closing of the Acquisition, a subsidiary of AMCI will enter into a methanol hedging agreement pursuant to which it will receive $4 million in exchange for agreeing to make payments based on the market prices of methanol and natural gas through 1997. See "The Acquisition."

  AMCI owns and operates its nitrogen fertilizer facilities through Agricultural Minerals Company, L.P., a Delaware limited partnership ("AMCLP"). Senior Preference Units representing a 39.8% partnership interest in AMCLP are publicly traded on the New York Stock Exchange. See "Description of Certain Indebtedness and Other Obligations" and "Investment Considerations--Holding Company Structure and AMCLP."

                                 THE PUT OPTION

  The Company is offering the Common Shares as described herein in lieu of exercising its rights under a put option agreement dated as of August 8, 1994 (the "Put Option Agreement") between the Company and Minorco USA, pursuant to which Minorco USA granted to the Company the right to sell to Minorco USA and cause Minorco USA to purchase 13,333,333 Common Shares, at a purchase price of $7.50 per Common Share, payable in cash, for aggregate proceeds to the Company of $100 million. Under applicable rules of the New York Stock Exchange, the Company's issuance of Common Shares upon exercise of its rights under the Put Option Agreement must be approved by an affirmative majority vote of stockholders. A special meeting of the Company's stockholders for such purpose will be called for October 1994. If this offering is consummated, the Company will cancel such meeting and will not exercise its rights under the Put Option Agreement.

                                THE REFINANCING

  The Company will apply the net proceeds of this offering, available cash of the Company and AMCI and their subsidiaries and funds borrowed by the Company and such subsidiaries under the Credit Agreement (the "Credit Agreement") to be entered into in connection with the Acquisition to (a) the payment of the Acquisition consideration to the holders of AMCI common stock and stock options, (b) the retirement of bank loans to Terra International Inc., a wholly-owned subsidiary of the Company ("Terra International"), under a 1992 revolving credit agreement, of which there were approximately $56 million outstanding on June 30, 1994, (c) the retirement of an additional $40 million in bank loans of the Company and its subsidiaries, (d) the retirement of a $35 million term loan of one of AMCI's subsidiaries and (e) the payment of fees and expenses related to the Acquisition and the related financing transactions. In addition, as a result of the merger of AMCI into the Company, the Company will assume AMCI's obligations under $175 million in aggregate principal amount of 10.75% Senior Notes due 2003 (the "Senior Notes"). The borrowings under the Credit Agreement (includes borrowings to repurchase any Senior Notes required to be repurchased as described herein and working capital facilities), the assumption of the Senior Notes and the retirement of the loans as described above are referred to collectively herein as the "Refinancing." See "The Refinancing."

  After consummation of the Acquisition and the Refinancing, the primary obligor with respect to the Credit Agreement will be Terra Capital, Inc. ("Terra Capital"), a new subsidiary of the Company to which the capital stock of Terra International and AMCI's two directly-owned subsidiaries will be contributed. Terra Capital will be wholly-owned by Terra Capital Holdings, Inc. ("Terra Holdings"), another new subsidiary of the Company, and Terra Holdings will be wholly-owned by the Company. See "Post-Acquisition Company Structure" below. Also, Terra International, which is currently the Company's principal operating subsidiary, and one of its subsidiaries, Terra International (Canada) Inc. ("Terra Canada"), will continue to have other obligations outstanding. Capitalized lease obligations of a subsidiary of AMCI will also continue after the closing of the Acquisition and the Refinancing. See "Capitalization," "Liquidity and Capital Resources After the Acquisition and the Refinancing" and "Description of Certain Indebtedness and Other Obligations."

                                  THE OFFERING

Common Shares being offered........  9,000,000 shares(1)
Common Shares to be outstanding
 after the Offering................  79,864,645 shares(1)(2)
Use of Proceeds....................  To finance, in part, the Company's acquisition of AMCI. See "Use of Proceeds."
New York Stock Exchange and Toronto
 Stock Exchange symbol.............  TRA

- --------
(1) Does not include up to 1,350,000 Common Shares that may be sold pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Based on Common Shares outstanding at August 31, 1994. Does not include outstanding stock options with respect to 1,310,500 Common Shares as of such date.

                CERTAIN HISTORICAL AND PRO FORMA FINANCIAL DATA

THE COMPANY

  The following table sets forth certain historical financial data of the Company as of and for each of the fiscal years in the five-year period ended December 31, 1993 and as of and for each of the six-month periods ended June 30, 1993 and 1994. See "Index to Financial Statements" and "Incorporation of Certain Documents by Reference." The following table also sets forth summary unaudited pro forma combined financial data of the Company after giving effect to the Acquisition, the sale of Common Shares in this offering, the Refinancing and the Company's 1993 Canada and Florida acquisitions. See footnote (a) below. The unaudited pro forma combined financial data have been derived from, and should be read in conjunction with, the historical consolidated financial statements of the Company and AMCI, including the respective notes thereto, which are included elsewhere in this Prospectus and incorporated herein by reference. See "Index to Financial Statements" and "Pro Forma Combined Financial Statements of the Company." THE FOLLOWING UNAUDITED PRO FORMA FINANCIAL DATA ARE PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE RESULTS THAT ACTUALLY WOULD HAVE OCCURRED HAD THE ACQUISITION, THE REFINANCING AND THIS OFFERING BEEN CONSUMMATED ON THE DATES INDICATED OR THE RESULTS THAT MAY OCCUR OR BE OBTAINED IN THE FUTURE.

                             TERRA INDUSTRIES INC.
          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    SIX MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                                JUNE 30 (UNAUDITED),
                       --------------------------------------------------------------------  --------------------------------
                                                                                    PRO
                                                                                   FORMA                           PRO FORMA
                         1989      1990        1991        1992        1993       1993(A)      1993       1994       1994(A)
                       --------  ---------  ----------  ----------  ----------  -----------  --------  ----------  ----------
                                                                                (UNAUDITED)
INCOME STATEMENT
 DATA:
Total revenues.......  $949,458  $ 962,202  $1,022,597  $1,082,191  $1,238,001  $1,716,332   $820,341  $1,077,756  $1,309,632
Cost of sales........   798,407    806,772     849,684     904,246   1,021,187   1,372,161    681,611     897,685   1,034,690
Depreciation and
 amortization........    14,242     14,997      14,399      14,994      15,470      59,824      7,757       9,060      30,931
Selling, general and
 administrative
 expenses............   124,628    138,315     132,845     137,232     161,791     191,199     84,137     100,172     111,418
Equity in earnings of
 unconsolidated
 affiliates..........       --         --          --          --       (2,275)     (2,051)      (940)        (36)       (438)
                       --------  ---------  ----------  ----------  ----------  ----------   --------  ----------  ----------
Income before
 interest, minority
 interest and income
 taxes...............    12,181      2,118      25,669      25,719      41,828      95,199     47,776      70,875     133,031
Net interest expense.    17,134     17,056      12,563       7,533       9,683      44,655      4,784       3,858      26,002
Minority interest....       --         --          --          --          --       19,789        --          --       15,526
                       --------  ---------  ----------  ----------  ----------  ----------   --------  ----------  ----------
Income (loss) from
 continuing
 operations before
 income taxes........    (4,953)   (14,938)     13,106      18,186      32,145      30,755     42,992      67,017      91,503
Income tax
 (provision) benefit.       316        816      (1,073)     (7,757)     (9,300)    (17,280)   (12,155)    (25,400)    (36,851)
                       --------  ---------  ----------  ----------  ----------  ----------   --------  ----------  ----------
Income (loss) from
 continuing
 operations..........    (4,637)   (14,122)     12,033      10,429      22,845  $   13,475     30,837      41,617  $   54,652
                                                                                ==========                         ==========
Income (loss) from
 discontinued
 operations..........    29,808    (94,379)   (168,808)     (1,665)        --                     --          --
                       --------  ---------  ----------  ----------  ----------               --------  ----------
Income (loss) before
 extraordinary items
 and cumulative
 effect of accounting
 changes.............    25,171   (108,501)   (156,775)      8,764      22,845                 30,837      41,617
Extraordinary gain
 (loss)..............       --         --        5,115         --          --                     --       (2,614)
Cumulative effect of
 accounting changes..       --         --          --       22,265         --                     --          --
                       --------  ---------  ----------  ----------  ----------               --------  ----------
Net income (loss)....  $ 25,171  $(108,501) $ (151,660) $   31,029  $   22,845               $ 30,837  $   39,003
                       ========  =========  ==========  ==========  ==========               ========  ==========
Per Common Share:
Income (loss) from
 continuing
 operations..........  $  (0.07) $   (0.21) $     0.18  $     0.15  $     0.33  $     0.17   $   0.45  $     0.59  $     0.69
                                                                                ==========                         ==========
Income (loss) from
discontinued
 operations..........      0.45      (1.43)      (2.51)      (0.02)        --                     --          --
                       --------  ---------  ----------  ----------  ----------               --------  ----------
Income (loss) before
 extraordinary items.      0.38      (1.64)      (2.33)       0.13        0.33                   0.45        0.59
Extraordinary gain
 (loss)..............       --         --         0.07         --          --                     --        (0.04)
Cumulative effect of
 accounting changes..       --         --          --         0.32         --                     --          --
                       --------  ---------  ----------  ----------  ----------               --------  ----------
Net income (loss)....  $   0.38  $   (1.64) $    (2.26) $     0.45  $     0.33               $   0.45  $     0.55
                       ========  =========  ==========  ==========  ==========               ========  ==========
Dividends............  $   0.09  $    0.12  $      --   $      --   $     0.02  $     0.02   $    --   $     0.04  $     0.04

                                                             AT JUNE 30, 1994
                                                           --------------------
                                                            ACTUAL  PRO FORMA(A)
                                                           -------- -----------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................................... $205,836 $  239,546
Net property, plant and equipment.........................  124,786    550,619
Excess of purchase price over net assets acquired.........      --     318,910
Total assets..............................................  876,895  1,754,955
Minority interest.........................................      --     155,645
Long-term debt (excluding current maturities).............   45,782    530,012
Total stockholders' equity................................  287,956    396,456

- --------
(a) The summary unaudited pro forma balance sheet data combines the financial position of the Company as of June 30, 1994 with that of AMCI as if the Acquisition, the Refinancing, and this offering had been consummated as of June 30, 1994. The summarized unaudited pro forma income statement data combines the statements of income of the Company for the year ended December 31, 1993 and for the six months ended June 30, 1994 with those of AMCI and its predecessors as if the Acquisition, the Refinancing and this offering had been consummated as of January 1, 1993. Pro forma adjustments include the write-up of property, plant and equipment to fair value, recording of the Refinancing and related interest costs, decrease in cash and related interest income used to consummate the Acquisition, recording of purchase price in excess of net assets acquired and related amortization, and the issuance of 9,000,000 Common Shares at an assumed price of $12.75 per share (for aggregate net proceeds of approximately $108.5 million) in the offering described herein. The summary unaudited 1993 pro forma income statement data also gives effect to the Company's (i) March 31, 1993 acquisition of assets from ICI Canada Inc. and (ii) December 31, 1993 acquisition of assets from Asgrow Florida Company. See "Pro Forma Combined Financial Statements of the Company."

AMCI

  AMCI and its wholly-owned subsidiary, Agricultural Minerals Corporation ("AMC"), were formed in connection with the February 1990 acquisition of the nitrogen fertilizer business of Freeport-McMoRan Resource Partners, Limited Partnership ("FMRP") by The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership that is now the principal stockholder of AMCI ("MSLEF II"), and certain other investors. AMC serves as the general partner of both AMCLP and Agricultural Minerals, Limited Partnership, a Delaware limited partnership ("AMLP" or the "Operating Partnership"). AMC is also a limited partner in AMCLP, holding all of the limited partnership interests in AMCLP, except the Senior Preference Units. AMCLP, in turn, holds a 99% limited partnership interest in the Operating Partnership. All of AMCI's operating assets relating to its nitrogen fertilizer business are owned by the Operating Partnership. AMCI also owns 100% of the capital stock of BMC Holdings Inc., a Delaware corporation ("BMCH"), which in turn owns 100% of the capital stock of Beaumont Methanol Corporation, a Delaware corporation ("BMC"). BMCH and BMC were formed in connection with the December 1991 acquisition of the methanol business of E. I. du Pont de Nemours and Company ("DuPont") by MSLEF II and certain other investors. All of AMCI's operating assets relating to its methanol business are owned by BMC. The businesses of BMC and AMC were consolidated under AMCI and combined under common ownership in October 1993 after operating under common management since December 1991.

  The following table sets forth certain historical and pro forma financial data for AMCI and BMCH and their predecessor operations on a combined basis for the periods indicated. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements of AMCI, including the notes thereto, included elsewhere herein. Information presented for the predecessor operations for the periods prior to the years ended December 31, 1990, 1991 and 1992 is not comparable to subsequent periods as explained in footnotes (b), (c) and (e).

                    AGRICULTURAL MINERALS AND CHEMICALS INC.
                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        SIX MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,                JUNE 30,
                         ---------------------------------------------- -----------------
                             COMBINED PREDECESSOR         COMBINED
                                  OPERATIONS             OPERATIONS
                         ---------------------------- -----------------
                                  PRO FORMA
                         1989(E)  1990(C)(D) 1991(B)  1992(A)  1993(A)    1993     1994
                         -------- ---------- -------- -------- -------- -------- --------
                                                                           (UNAUDITED)
INCOME STATEMENT DATA:
Revenues................ $352,768  $324,940  $367,729 $324,953 $365,786 $193,579 $231,782
Gross profit............   61,746    61,524   110,929   90,416   81,878   45,783   80,742
Income before
 extraordinary expense..   28,230    11,549    44,559   20,612    8,544    7,228   26,825
Income before
 extraordinary expense
 per share..............                     $   2.56 $   1.18 $   0.49 $   0.41 $   1.54
BALANCE SHEET DATA:
Net property, plant and
 equipment.............. $140,919  $235,237  $364,366 $347,012 $326,899 $337,782 $319,383
Total assets............  195,254   348,459   506,590  505,913  506,395  492,178  530,805
Long-term debt and
 capitalized lease
 obligations, including
 current maturities.....                      142,270  135,119  219,418  127,820  217,029
Stockholders' equity....                      135,437  112,244   45,053  107,744   65,065
Cash dividends declared
 per share..............                     $   5.72 $   3.18 $   7.58 $   1.17 $   0.39

- --------
(a) The financial data for the years ended December 31, 1992 and 1993, have been derived from the audited financial statements of AMCI included elsewhere herein.
(b) The financial data for the year ended December 31, 1991, have been derived from (i) the audited financial statements of DuPont's methanol business for the period January 1, 1991, to December 12, 1991, which are not included herein and (ii) the audited financial statements of AMCI for the year ended December 31, 1991. BMCH information prior to December 12, 1991, is at DuPont's historical cost and is not comparable to subsequent periods. Common costs incurred by DuPont on behalf of the methanol operations have been allocated to the operations using assumptions and methods which AMCI management believes are reasonable.
(c) The pro forma financial data for the year ended December 31, 1990, have been derived from (i) the audited financial statements of DuPont's methanol business for the year ended December 31, 1990, which are not included herein, (ii) the audited financial statements of FMRP's nitrogen fertilizer business for the two months ended February 28, 1990, which are not included herein, and (iii) the audited financial statements of AMCI for the 10 months ended December 31, 1990, which are not included herein. This information includes pro forma adjustments to reflect the 1990 acquisition of the AMC business from FMRP as if it had occurred on January 1, 1990. As a result of purchase accounting adjustments as well as other factors, including FMRP's accounting policies relating to transfer pricing on intercompany sales and freight costs, divisional accounting for operating expenses prior to acquisition, capital costs related to the acquisition and differences in taxable status, the 1990 financial data is not comparable to earlier periods. Common costs incurred by DuPont on behalf of the methanol operations have been allocated to the operations using assumptions and methods which AMCI management believes are reasonable.
(d) Results for 1990 include the impact of a fire in the lubricating oil unit which caused minor structural damage to BMC's methanol production facility in Beaumont, Texas. The 1990 results include a $5.6 million charge for repair costs.
(e) The financial data for the year ended December 31, 1989 have been derived from the audited financial statements of FMRP's nitrogen fertilizer business and the audited financial statements of DuPont's methanol business for such period, which are not included herein, and are presented at FMRP's and DuPont's historical cost (without giving retroactive effect to purchase accounting adjustments in subsequent years). Combined results include a pro forma tax provision of $15.7 million for the year ended December 31, 1989 for FMRP, a partnership, based on statutory corporate rates in effect during the periods. Common costs incurred by FMRP and DuPont on behalf of the fertilizer and methanol operations, respectively, have been allocated to the operations using assumptions and methods which AMCI management believes are reasonable.

                       POST-ACQUISITION COMPANY STRUCTURE

  The following chart represents the anticipated organization of the Company and certain of its subsidiaries after the consummation of the Acquisition, the merger of AMCI into the Company and the Refinancing. Shaded areas represent entities to be acquired pursuant to the Acquisition.

                                   (LOGO TK)

                           INVESTMENT CONSIDERATIONS

  Prospective investors should consider carefully, in addition to the other information in this Prospectus, the following factors before purchasing the Common Shares offered hereby.

HOLDING COMPANY STRUCTURE AND AMCLP

  Since the operations of the Company are currently conducted through subsidiaries and the Company's assets consist primarily of investments in its subsidiaries (which, after the consummation of the Acquisition, will include AMCI's subsidiaries), the Company's ability to pay dividends on Common Shares is dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company (through loans, dividends or other payments). Moreover, the limited partnership agreement governing AMCLP requires the quarterly distribution to the partners of AMCLP of all "Available Cash," which is generally defined to mean all cash receipts from all sources, less the sum of all cash disbursements, adjusted for changes in certain reserves established as AMC determines to be necessary or appropriate in its reasonable discretion to provide for the proper conduct of the business of AMCLP or the Operating Partnership (including reserves for future capital expenditures) or to provide funds for distributions with respect to any of the next four calendar quarters. The publicly-held Senior Preference Units (which represent a 39.8% interest in AMCLP) are entitled to receive a minimum quarterly distribution of $0.605 per unit, plus arrearages, before any amounts are paid to AMC as distributions on its junior preference and common units. The nature of the businesses of the Company and AMCLP may give rise to conflicts of interest between the two. Conflicts could arise, for example, with respect to transactions involving purchases, sales and transportation of fertilizer and natural gas and potential acquisitions of businesses or properties. See "Description of Certain Indebtedness and Other Obligations--AMCLP Senior Preference Units and Other Obligations."

LEVERAGE

  As a result of the Acquisition, the Refinancing and this offering, the Company will become more leveraged. The Company's long-term debt to total capitalization ratio will increase substantially and fixed charges will require a greater percentage of available cash flow. See "Liquidity and Capital Resources After the Acquisition and the Refinancing," "Unaudited Pro Forma Combined Financial Statements of the Company" and "Capitalization."

  The degree to which the Company is leveraged could have important consequences to holders of the Common Shares, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on indebtedness; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes will be limited; (iii) the Company's ability to pay dividends is and will be limited by financing agreements of it and its subsidiaries (see "Price Range of Common Shares and Dividend Data" and "Description of Certain Indebtedness and Other Obligations"); (iv) the agreements governing the Company's long-term indebtedness contain certain restrictive financial and operating covenants, including limitations on the amount of acquisitions (which have been an important part of the Company's growth strategy over the last several years);
(v) the Company will be more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (vi) upon consummation of the Refinancing, a substantial portion of the Company's borrowings will be at floating rates of interest, causing the Company to be sensitive to increases in interest rates; and (vii) the Company could be more sensitive to a downturn in general economic conditions or in the agricultural or methanol industries.

VOTING CONTROL BY PRINCIPAL STOCKHOLDER AND RELATED MATTERS

  As of the date hereof, Minorco USA owns approximately 53% of the outstanding Common Shares. Since the Company became publicly-owned in 1983, Minorco and its affiliates have owned a majority of the Company's outstanding equity securities. As a result of its beneficial ownership of Common Shares, Minorco and Minorco USA are able to control the election of the Company's directors and the management and policies of the Company. As of the date hereof, six of the Company's ten directors are also officers and/or directors of Minorco USA or its affiliates. Any future sale of all or a portion of the Common Shares owned by Minorco USA could adversely affect the market price of the Common Shares. Minorco USA has advised the Company that, in order to maintain its current proportionate interest in the Company, Minorco USA or an affiliate intends to purchase from the Underwriters approximately 53% of the Common Shares offered hereby (and 53% of any Common Shares purchased under the Underwriters' over-allotment option) at a price equal to the price to the public less the underwriting discount. See "Underwriting."

DEPENDENCE ON NATURAL GAS; INDUSTRY CONSIDERATIONS

  The principal raw material used to produce nitrogen fertilizer is natural gas. The Company estimates that natural gas costs comprised nearly 50% of the total costs and expenses associated with the Company's manufactured fertilizer operations in 1993. Natural gas is also the primary raw material used in the production of methanol. The Company estimates that natural gas represents over 50% of the costs and expenses associated with methanol operations. A significant increase in the price of natural gas that could not be recovered through an increase in nitrogen fertilizer or methanol prices could have a material adverse effect on the Company's profitability and cash flow. The Company's policy is to fix the unit cost for 40% to 80% of its natural gas requirements for the upcoming 12-month period using supply contracts and various hedging techniques. See "Factors Affecting Demand For Methanol and MTBE" and "Business--Raw Materials."

  The Company's future operating results are also subject to other external factors which are beyond the Company's control, including the number of planted acres; the types of crops planted; the effects of general weather patterns on the timing and duration of field work for crop planting and harvesting; the supply of crop inputs; the relative balance of supply and demand for nitrogen fertilizers; the U.S. government's agricultural policy; and market prices of methanol.

SEASONALITY AND VOLATILITY

  The agricultural products business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated in the first few months of the calendar year to be available for seasonal sales, requiring significant storage capacity. Inventory accumulations are financed by suppliers or short-term borrowings, which are retired with the proceeds of the sales of such inventory. In times of lower demand, the Company can reduce purchases, thereby decreasing inventory carrying costs. In the past, over half of the Company's sales generally occurred during the second quarter of each year. This seasonality also generally results in higher fertilizer prices during peak periods, with prices typically reaching their highest point in the spring, dropping in the summer, increasing in the fall (as depleted inventories are restored) and through the spring.

  The agricultural products business can also be volatile as a result of a number of other factors, the most important of which, for U. S. markets, are weather patterns and field conditions (particularly during periods of high fertilizer consumption), current and projected grain stocks and prices and the U.S. government's agricultural policy. Among the governmental policies that influence the markets for fertilizer are those directly or indirectly influencing the number of acres planted, the level of grain stocks, the mix of crops planted and crop prices.

  As with any commodity chemical, the price of methanol is volatile. The industry has experienced cycles of oversupply resulting in depressed prices and idled capacity, followed by periods of shortage and rapidly rising prices. In part, future demand for methanol will depend on the regulatory environment with respect to oxygenated gasoline. During 1994, to date, increased world demand for methanol combined with industry production problems to create a tight market and dramatically increased prices over 1993 levels. There can be no assurances that such conditions will continue. See "Factors Affecting Demand For Methanol and MTBE."

FACTORS AFFECTING DEMAND FOR METHANOL AND MTBE

  Methanol is used as a feedstock in the production of MTBE, an oxygenate and octane enhancer used in reformulated gasoline. Reformulated gasoline has lower volatility and is less aromatic than gasoline. Future MTBE demand is dependent on a number of market and regulatory forces that are beyond the control of the Company and difficult to predict.

  Federally-mandated standards (the "Clean Air Act Amendments") mandate numerous comprehensive specifications for motor vehicle fuel, including increased oxygenate content and lower volatility. Beginning in 1992, the first phase of the Clean Air Act Amendments required that over thirty metropolitan areas having the highest concentration of carbon monoxide pollution implement an oxygenated gasoline program during the portion of the year, generally the winter months, when maximum allowable carbon monoxide pollution levels are most likely to be exceeded. In 1995, the second phase of the Clean Air Act Amendments will require the year-round use of reformulated gasoline (with a minimum of 2% oxygen) in the nine metropolitan areas having the highest concentration of ozone pollution throughout the year and in any non-attainment area in a state whose Governor elects to enter the reformulated gasoline program. To date, the areas in which reformulated gasoline will be required to be sold beginning in 1995 represent approximately 35% of total U.S. gasoline demand.

  Future demand for MTBE (and therefore methanol) will depend on, among other things, the degree to which the Clean Air Act Amendments are implemented and enforced, the possible adoption of additional legislation, the willingness of the regulatory authorities to grant waivers for specific cities or regions, the difficulties in isolating non-attainment areas from attainment areas and the demand for oxygenated or reformulated gasolines in areas where its use is not required. Certain of the areas subject to the Clean Air Act Amendments have already requested waivers from the United States Environmental Protection Agency (the "EPA") alleging either conflicts with other pollution control requirements or that they are no longer non-attainment areas. Representatives of such areas are in discussions with the EPA with respect to these matters.

  Currently, MTBE is the oxygenate most used by the U.S. refining industry. However, there are alternative oxygenates, principally ethanol, ethyl tertiary butyl ether, an ethanol derivative, and tertiary amyl methyl ether, a methanol derivative. Recently, the EPA mandated that, in 1995, at least 15% of reformulated gasoline use an oxygenating additive made from a renewable source, which for all practical purposes is ethanol, and that such percentage increase to 30% in 1996. This mandate, however, has been temporarily stayed by a U.S. Circuit Court of Appeals pending the outcome of legal challenges. Although the Company expects there will be a continued market preference for MTBE, there can be no assurance that MTBE will not be replaced by alternative oxygenates as a result of price or regulatory changes.

COMPETITION

  Nitrogen fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price of the product. The Company competes with a number of U.S. producers, and producers in other countries, including state-owned and government-subsidized entities. Some of the Company's principal competitors may have greater total resources and may be less dependent on earnings from nitrogen fertilizer sales than the Company. Some foreign competitors may have access to lower cost or government-subsidized natural gas supplies. The Company believes that it competes with other manufacturers of nitrogen fertilizer on the basis of delivery terms and availability of products as well as on price.

  The market for the fertilizer, crop protection products and seed distributed by the Company is highly competitive. In 1993, sales attributable to the Company's farm service centers accounted for less than 10% of total crop production products sold in the U. S. Within the specific market areas served by its farm service centers, however, the Company's share of the market was substantially higher in most instances. The Company's competitors include cooperatives, divisions of diversified agribusiness companies, regional distributors and independent dealers, some of which have substantially greater financial and other resources than the Company. The Company competes primarily by providing a comprehensive line of products and by providing what the Company believes to be superior services to growers and dealers.

  The methanol industry, like the fertilizer industry, is highly competitive and such competition is based largely on price, reliability and deliverability. The relative cost and availability of natural gas and the efficiency of production facilities are important competitive factors. Significant determinants of a plant's competitive position are the natural gas acquisition and transportation contracts that a plant negotiates with its major suppliers. Domestic competitors for methanol include a number of large integrated petrochemical producers, many of which are better capitalized than the Company. In addition, the production and trade of methanol has become increasingly global, and a number of foreign competitors produce methanol primarily for the export market. See "Factors Affecting Demand for Methanol and MTBE" and "Business--Competition."

DAMAGE TO FACILITIES; NATURAL HAZARDS

  The operations of the Company may be subject to significant interruption if one or more of its facilities were to experience a major accident or were damaged by severe weather or other natural disaster. However, the Company currently maintains, and expects that it will, to the extent economically feasible, continue to maintain, insurance (including business interruption insurance) in an amount which the Company believes is sufficient to allow the Company to withstand major damage to any of its facilities.

ENVIRONMENTAL REGULATION

  The Company's and AMCI's business activities are subject to stringent environmental regulation by federal, provincial, state and local governmental authorities. The Company and AMCI are also involved in the manufacture, handling, transportation and storage of materials that are or may be classified as hazardous or toxic by Federal, state, provincial or other regulatory agencies. If such materials have been or are disposed at sites that are targeted for cleanup by federal or state regulatory authorities, the Company or AMCI (or subsidiaries thereof), as applicable, may be among those responsible under such laws for all or part of the costs of such cleanup. Each of the Company and AMCI has been designated as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1976, as amended ("CERCLA"), and analogous state laws with respect to one or more sites. There can be no assurance that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable so as to have a material and adverse affect on the Company's business or financial condition. See "Business--Environmental and Other Regulatory Matters."

  The Company endeavors to comply (and has incurred substantial costs in connection with such compliance) in all material respects with applicable environmental, safety and health regulations. The Company does not expect its continued operation in compliance with such regulations (including operation of the businesses acquired from AMCI) to have a material adverse effect on its earnings or competitive position.

                                THE ACQUISITION

OVERVIEW

  On August 8, 1994, the Company agreed to acquire AMCI pursuant to the Merger Agreement between the Company, AMCI and Merger Sub. The Company will finance the Acquisition, in part, through the net proceeds of this offering.

THE MERGER AGREEMENT

  The Merger. Pursuant to the Merger Agreement, subject to the terms and conditions described therein, Merger Sub will merge with and into AMCI (the "Merger"). At the effective time of the Merger (the "Effective Time"), (i) AMCI will become a wholly-owned subsidiary of the Company and the separate corporate existence of Merger Sub will cease, (ii) each share of AMCI common stock outstanding immediately prior to the Effective Time (other than those held in the treasury of AMCI or owned by a subsidiary of AMCI and those with respect to which dissenters rights have been perfected, if any) will be converted into the right to receive $21.2066 in cash and (iii) each share of AMCI common stock subject to a stock option outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive $10.4765 in cash (calculated as $21.2066 less the exercise price of $10.73 per share under each such option). Assuming no dissenting shares, the aggregate consideration payable in the Merger with respect to all such shares and options will be approximately $400 million. The aggregate purchase price payable in the Merger is subject to adjustment based on the working capital of AMCI at the Effective Time as described below. Immediately following the Effective Time, AMCI will be merged into the Company and the separate corporate existence of AMCI will cease.

  Adjustment to the Merger Consideration. Pursuant to the Merger Agreement, AMCI will be required to deliver to the Company a good faith estimate (the "Estimate") of AMCI's Consolidated Working Capital (as defined) as of the Effective Time prior to the closing of the Merger. In the event that such estimate exceeds $86 million, AMCI shall pay to MSLEF II, on behalf of the stockholders of AMCI (in such capacity, the "Sellers' Representative") an amount equal to such excess. Such payment shall generally be made at the Effective Time. In the event that the Estimate is less than $86 million, the Sellers' Representative shall pay to AMCI such deficit at the Effective Time. The Merger Agreement does not include a restriction on the ability of AMCI to pay dividends. Thus, subject to such Consolidated Working Capital requirement and the closing condition requiring a minimum level of cash as described below, cash generated from the operation of AMCI through the closing of the Merger will be for the benefit of the stockholders of AMCI.

  Within 60 days following the Effective Time, the Sellers' Representative shall be required to deliver to the Company a statement of the Consolidated Working Capital of AMCI as of the Effective Time. After review by the Company and resolution of any disputes pursuant to the procedures set forth in the Merger Agreement, if the Consolidated Working Capital as finally determined is less than the Estimate, the Sellers' Representative shall be required to pay to the Company an amount equal to such deficit and if such Consolidated Working Capital exceeds the Estimate, the Company shall be required to pay to the Sellers' Representative an amount equal to such excess. Any amounts payable after the Effective Time will be paid together with interest from the Effective Time.

  "Consolidated Working Capital" is defined to mean the excess of the consolidated current assets of AMCI over the consolidated current liabilities of AMCI, calculated in accordance with AMCI's accounting policies. For purposes of calculating Consolidated Working Capital, (i) all fees and expenses of financial, accounting, legal and other advisors to AMCI relating to services in respect of the Merger billed or to be billed to AMCI and remaining unpaid at the Effective Time will be deemed to be consolidated current liabilities and
(ii) all amounts expended by AMCI to purchase directors' and officers' liability insurance to cover its directors and officers for two years after the consummation of the Merger will be deemed to be a current receivable from the Company.

  Conditions to the Merger. The obligations of the Company and AMCI to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of a number of conditions, including that (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated (which condition has been satisfied); (ii) no antitrust action or proceeding shall be pending against the Company or AMCI to restrain, prohibit or invalidate the Merger or that could reasonably be expected, if adversely determined, to materially adversely affect the ability of the Company or AMCI to own or operate any of the three principal facilities of either the Company or AMCI after the Effective Time; (iii) no statute, rule, injunction or other order (whether temporary, preliminary or permanent) shall be in effect which makes the Merger illegal or otherwise prohibits consummation of the Merger; (iv) no lawsuits or other litigation or proceedings shall be pending against AMCI or any of its subsidiaries that, individually or in the aggregate, could reasonably be expected, if adversely determined, to have a material adverse effect on AMCI and its subsidiaries, considered as a whole; (v) the Methanol Hedging Agreement (as defined below) shall have been executed by the parties thereto; and (vi) the representations and warranties made by the other party in the Merger Agreement shall be true and the other party shall have complied with its covenants in the Merger Agreement.

  The obligation of the Company to effect the Merger is further conditioned on, among other things, (i) dissenters' rights under Delaware law shall not have been perfected with respect to more than 5% of AMCI's common stock; (ii) there shall not have occurred any physical damage, destruction or catastrophic loss to any of the physical assets (including software) of AMCI and its subsidiaries that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on AMCI and its subsidiaries, considered as a whole;
(iii) there shall not have been any emissions, discharges, spills or releases, or any use, treatment, storage, disposal, handling, manufacture, transportation or shipment, of any substance by AMCI or any of its subsidiaries which could reasonably be expected to give rise to liabilities, claims or costs pursuant to environmental and safety requirements, and AMCI shall not have received any written notice from any regulatory agency asserting any claim or requiring any investigatory or remedial action under applicable environmental and safety requirements, that, in either case, individually or in the aggregate, could reasonably be expected to have a material adverse effect on AMCI and its subsidiaries, considered as a whole; (iv) Robert B. Gwyn and Harvey E. O'Neill, AMCI's President and CEO and Senior Vice President--Marketing, respectively, shall have executed and delivered agreements with respect to confidentiality and non-solicitation of AMCI employees in the form attached to the Merger Agreement; (v) the aggregate amount of cash and cash equivalents of AMCI and its subsidiaries (other than AMCLP and AMLP) shall be at least $36 million.

  If the offering described herein is consummated, no further approvals of the Merger or the Merger Agreement are required from the stockholders of the Company or the stockholders of AMCI. See "The Put Option."

THE PUT OPTION

  The Company is offering the Common Shares as described herein in lieu of exercising its rights under the Put Option Agreement between the Company and Minorco USA, pursuant to which Minorco USA granted to the Company the right to sell to Minorco USA and cause Minorco USA to purchase 13,333,333 Common Shares, at a purchase price of $7.50 per Common Share, payable in cash, for aggregate proceeds to the Company of $100 million. Under applicable rules of the New York Stock Exchange (the "NYSE"), the Company's issuance of Common Shares upon exercise of its rights under the Put Option Agreement must be approved by an affirmative majority vote of stockholders. A special meeting of the Company's stockholders for such purpose will be called for October 1994. If this offering is consummated, the Company will cancel such meeting and not exercise its rights under the Put Option Agreement.

THE METHANOL HEDGING AGREEMENT

  As described above, the obligations of the parties to the Merger Agreement to consummate the Merger are conditioned upon the execution at the closing of the Merger of a methanol hedging agreement (the "Methanol Hedging Agreement") between BMC and MSLEF II, as agent (in such capacity, the "Counterparty"). Pursuant to the Methanol Hedging Agreement, the Counterparty will pay to BMC $4.0 million in cash concurrently with the execution and delivery of the Methanol Hedging Agreement. In consideration of this payment, BMC will be obligated, subject to the occurrence of certain events of force majeure, to make payments to the Counterparty for the period from the closing of the Merger to December 31, 1995, calendar year 1996 and calendar year 1997 in an amount equal to the product of: (1) the excess, if any, over $0.65 per gallon of the remainder of (a) the yearly average of the midpoint of the high and low transaction prices for domestic barge methanol contracts in cents per gallon for each month during such period over (b) 0.113 times the average spot price index (large packages only), in cents per MMBtu, for natural gas, multiplied by
(2) a number of gallons equal to (i) for the period through December 31, 1995,
10.833 million multiplied by the number of whole months and fraction thereof during such period; (ii) for calendar 1996, 140 million; and (iii) for calendar 1997, 130 million. BMC's methanol production facility in Beaumont, Texas has a production capability of approximately 280 million gallons of methanol per year.

  The Company expects that BMC will be required to make payments to the Counterparty under the Methanol Hedging Agreement only if methanol prices increase relative to natural gas prices as compared to historical price levels. The Company expects that, through BMC's Beaumont facility and the Company's other methanol production capabilities, it will be benefiting from such market price movements at any time at which it is required to make payments under the Methanol Hedging Agreement.

  The following table sets forth a calculation of the payment, if any, that would be due under the Methanol Hedging Agreement for any year based on the applicable price for methanol being equal to (i) $0.51 per gallon, the price calculated over the 12 months ended June 30, 1994, and (ii) $0.98 per gallon, the price calculated for the month of August 1994. In both examples, the assumed quantity of methanol is 140 million gallons and the applicable price for natural gas is equal to the price calculated over the 12 months ended June 30, 1994.

      Assumed methanol price............................... $0.51         $0.98
      Natural gas price times .113.........................  0.24          0.24
                                                            ----- -------------
        Remainder..........................................  0.27          0.74
      Threshold price......................................  0.65          0.65
                                                            ----- -------------
        Excess.............................................  None         $0.09
      Assumed hedge quantity (gallons).....................         140 million
                                                                  -------------
        Payment by BMC.....................................       $12.6 million
                                                                  =============

  Methanol prices are volatile. There can be no assurances as to the actual prices of methanol and natural gas during the term of the Methanol Hedging Agreement.

                                THE REFINANCING

  The Company will apply the net proceeds of this offering, available cash of the Company and AMCI and their subsidiaries and funds borrowed by the Company and such subsidiaries under the Credit Agreement to be entered into in connection with the Acquisition to (a) the payment of the Acquisition consideration to the holders of AMCI common stock and stock options, (b) the retirement of bank loans to Terra International under a 1992 revolving credit agreement, of which there were approximately $56 million outstanding on June 30, 1994, (c) the retirement of an additional $40 million in bank loans of the Company and its subsidiaries, (d) the retirement of a $35 million term loan of one of AMCI's subsidiaries and (e) the payment of fees and expenses related to the Acquisition and the Refinancing. In addition, as a result of the merger of AMCI into the Company, the Company will assume AMCI's obligations under $175 million in aggregate principal amount of the Senior Notes. The indenture governing the Senior Notes provides that holders may require repurchase of the Senior Notes at a price equal to 101% of their principal amount plus accrued interest under certain circumstances, including the Merger. The Company will have available under the Credit Agreement funds to make any repurchase payments so required. The Credit Agreement will also include working capital facilities for the Company and its subsidiaries.

  After consummation of the Acquisition and the Refinancing, the primary obligor with respect to the Credit Agreement will be Terra Capital, a new subsidiary of the Company to which the capital stock of Terra International, AMC and BMCH will be contributed. Terra Capital will be wholly-owned by Terra Holdings, another new subsidiary of the Company, and Terra Holdings will be wholly-owned by the Company. See "Summary--Post-Acquisition Company Structure." Also, Terra International, which is currently the Company's principal operating subsidiary, and one of its subsidiaries, Terra Canada, will continue to have other obligations outstanding. Capitalized leases of the Operating Partnership will also continue after the closing of the Acquisition and the Refinancing. See also "Capitalization," "Liquidity and Capital Resources After the Acquisition and the Refinancing" and "Description of Certain Indebtedness and Other Obligations."

                                USE OF PROCEEDS

  The Company estimates the net proceeds of this offering to be approximately $108.5 million (approximately $125 million if the Underwriters' over-allotment option is exercised in full), assuming an Offering price to the public of $12.75 per Common Share. The Company intends to use such net proceeds to finance, in part, the Acquisition. See "The Acquisition" and "The Refinancing."

             PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

  The Common Shares are listed on the NYSE and the Toronto Stock Exchange under the symbol "TRA". On September 16, 1994, the last reported sale price of the Common Shares as reported on the New York Stock Exchange Composite Tape was $12.75 per share. Potential investors are encouraged to obtain current trading price information. On August 31, 1994, the Common Shares were held by 5,812 stockholders of record.

  The following table sets forth the range of high and low sales prices for the Common Shares on the NYSE Composite Tape and the amount of dividends declared for the periods indicated.

                                                              DIVIDENDS DECLARED
                                                                  PER COMMON
                                                 HIGH   LOW         SHARE
                                                ------ ------ ------------------
1992
  First quarter................................ $  6   $4 3/8       $ --
  Second quarter...............................  5 7/8    5           --
  Third quarter................................  6 3/4  4 1/2         --
  Fourth quarter...............................  5 1/4  4 1/4         --
1993
  First quarter................................ $4 7/8 $3 7/8       $ --
  Second quarter...............................  4 1/4  3 1/2         --
  Third quarter................................    5    3 5/8         --
  Fourth quarter...............................  7 7/8  4 1/2        0.02
1994
  First quarter................................ $8 3/4 $6 1/4       $0.02
  Second quarter...............................  8 1/4  6 5/8        0.02
  Third quarter (through September 16, 1994)... 13 1/8  5 7/8        0.02

  While the Company intends to continue to pay regular cash dividends on its Common Shares in the future, the decision to do so will be made quarterly by its Board of Directors based upon the Company's earnings, financial position, capital requirements and prospects and such other factors as the Board of Directors deems relevant. The Company's ability to pay cash dividends will be affected by the covenants and other terms of the financing agreements of the Company and its subsidiaries, including the Credit Agreement and the indenture under which the Senior Notes were issued. As a holding company, the Company's ability to pay dividends will depend on its receipt of funds from its subsidiaries which, in turn, will be affected by the Credit Agreement and other obligations of such subsidiaries. See "Description of Certain Indebtedness and Other Obligations," "Liquidity and Capital Resources After the Acquisition and the Refinancing" and "Investment Considerations--Holding Company Structure and AMCLP" and "--Leverage."

                                 CAPITALIZATION

  Set forth below is the capitalization and short-term debt of the Company at June 30, 1994, and as adjusted to reflect the Acquisition, this offering, the merger of AMCI into the Company and the Refinancing. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes and other financial information included or incorporated by reference herein.

                                                           AT JUNE 30, 1994
                                                         ----------------------
                                                              (UNAUDITED)
                                                          ACTUAL    AS ADJUSTED
                                                         ---------  -----------
                                                            (IN THOUSANDS)
Short-term debt:
  Borrowings under revolving credit agreements (a)...... $  67,320  $   67,320
  Bank loans............................................    40,000         --
  Current maturities of long-term debt..................     2,351      45,150
                                                         ---------  ----------
    Total short-term debt............................... $ 109,671  $  112,470
                                                         =========  ==========
Long-term debt (excluding current maturities):
  10 3/4% Senior Notes Due 2003 (b)..................... $     --   $  175,000
  Operating Partnership term loan (a)...................       --       35,000
  Operating Partnership capitalized lease obligations
   due 2000.............................................       --        5,659
  New senior secured term loans (a)(c)..................       --      268,571
  Other long-term debt..................................    45,782      45,782
                                                         ---------  ----------
  Total long-term debt (excluding current maturities)...    45,782     530,012
                                                         ---------  ----------
Minority interest.......................................       --      155,645
                                                         ---------  ----------
Common stockholders' equity:
  Common Shares, 114,375,000 authorized, 70,553,045
   (79,553,045 as adjusted) outstanding (d)(e)..........   123,550     132,550
  Paid-in capital.......................................   523,915     623,415
  Cumulative translation adjustment.....................      (795)       (795)
  Accumulated deficit...................................  (358,714)   (358,714)
                                                         ---------  ----------
    Total stockholders' equity..........................   287,956     396,456
                                                         ---------  ----------
      Total capitalization.............................. $ 333,738  $1,082,113
                                                         =========  ==========

- --------
(a) Adjusted amount reflects borrowings under the Credit Agreement. See "Description of Certain Indebtedness and Other Obligations."
(b) As a result of the merger of AMCI into the Company, the Company will assume AMCI's obligations under the Senior Notes. The indenture governing the Senior Notes provides that holders may require repurchase of the Senior Notes at a price equal to 101% of their principal amount plus accrued interest under certain circumstances, including upon consummation of the Merger. The Company will have available as part of the Refinancing funds to make any repurchase payments so required.
(c) Included in this amount is the refinancing of $40 million of short-term debt.
(d) Does not include 1,663,600 Common Shares subject to outstanding stock options as of June 30, 1994, of which options with respect to 1,310,500 Common Shares were outstanding as of August 31, 1994.
(e) Adjusted amount reflects the sale of 9,000,000 Common Shares in this offering at an assumed price of $12.75 per share (for aggregate net proceeds of $108.5 million).

                               PRO FORMA COMBINED
                      FINANCIAL STATEMENTS OF THE COMPANY

  The pro forma combined financial statements of the Company have been prepared to give effect to (1) the Acquisition, (2) the Refinancing, (3) the sale of 9,000,000 Common Shares in this offering at an assumed price to the public of $12.75 per share (for aggregate net proceeds of $108.5 million), (4) the purchase of assets from Asgrow Florida Company ("Asgrow") on December 31, 1993 by the Company's Florida operations ("Terra Asgrow Florida"), and (5) the acquisition, effective March 31, 1993, of certain assets of ICI Canada Inc. ("ICI Canada") by Terra Canada. These pro forma combined financial statements have been derived from, and should be read in conjunction with, the historical financial statements and related notes of the Company and AMCI incorporated by reference and/or included herein. The Pro Forma Combined Statement of Financial Position assumes that the Acquisition, the Refinancing and this offering occurred as of June 30, 1994. The Pro Forma Combined Statements of Income assume that all such transactions occurred on January 1, 1993.

  The pro forma adjustments are based on available financial information and certain estimates and assumptions. Therefore, it is likely that actual results will differ from the pro forma adjustments. Management of the Company believes that any differences between the actual results and the pro forma adjustments will not have a material effect on the pro forma combined financial statements as presented herein.

  THE FOLLOWING UNAUDITED PRO FORMA FINANCIAL DATA ARE PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE RESULTS THAT ACTUALLY WOULD HAVE OCCURRED HAD THE ACQUISITION, THE REFINANCING AND THIS OFFERING BEEN CONSUMMATED ON THE DATES INDICATED OR THE RESULTS THAT MAY OCCUR OR BE OBTAINED IN THE FUTURE.

                             TERRA INDUSTRIES INC.

               PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

                                 JUNE 30, 1994
                                 (IN THOUSANDS)

                                  THE               PRO FORMA
                                COMPANY     AMCI   ADJUSTMENTS       PRO FORMA
                                --------  -------- -----------       ----------
            ASSETS
Cash and short-term
 investments................... $ 40,520  $ 88,718  $(64,813)(a)     $   64,425
Accounts receivable, net.......  352,464    41,866       --             394,330
Inventories....................  268,357    25,382       --             293,739
Deferred tax asset--current....   27,338       --        --              27,338
Other current assets...........   25,459    15,673   (10,086)(b)         31,046
                                --------  --------  --------         ----------
    Total current assets.......  714,138   171,639   (74,899)           810,878
                                --------  --------  --------         ----------
Property, plant and equipment,
 net...........................  124,786   319,383   106,450 (b)        550,619
Deferred tax asset--non-
 current.......................    5,772       --        --               5,772
Net assets of discontinued
 operations....................    3,522       --        --               3,522
Excess of purchase price over
 net assets acquired...........      --        --    318,910 (b)        318,910
Distribution reserve fund......      --     18,480       --              18,480
Other assets...................   28,677    21,303    (3,206)(d)         46,774
                                --------  --------  --------         ----------
    Total assets............... $876,895  $530,805  $347,255         $1,754,955
                                ========  ========  ========         ==========
          LIABILITIES
Debt due within one year....... $109,671  $  1,370  $  1,429 (a)     $  112,470
Accounts payable...............  293,361    28,531       --             321,892
Accrued and other liabilities..  105,270    24,625     7,075 (b)        136,970
                                --------  --------  --------         ----------
    Total current liabilities..  508,302    54,526     8,504            571,332
                                --------  --------  --------         ----------
Long-term debt.................   45,782   215,659   268,571 (a)        530,012
Deferred income taxes..........    2,383    25,231    31,860 (b)         59,474
Other liabilities..............   32,472     4,179     5,385 (a)(b)      42,036
Minority interest..............      --    161,798    (6,153)(b)        155,645
Common stock and options with
 liquidity rights..............      --      4,347    (4,347)(b)            --
                                --------  --------  --------         ----------
    Total liabilities..........  588,939   465,740   303,820          1,358,499
                                --------  --------  --------         ----------
     STOCKHOLDERS' EQUITY
Capital stock..................  123,550       172     8,828 (c)        132,550
Paid-in capital................  523,915    40,472    59,028 (c)        623,415
Cumulative translation
 adjustment....................     (795)      --        --                (795)
Accumulated deficit............ (358,714)   24,421   (24,421)(c)       (358,714)
                                --------  --------  --------         ----------
    Total stockholders' equity.  287,956    65,065    43,435            396,456
                                --------  --------  --------         ----------
    Total liabilities and
     stockholders' equity...... $876,895  $530,805  $347,255         $1,754,955
                                ========  ========  ========         ==========

     See accompanying Notes to the Pro Forma Combined Financial Statements.

                             TERRA INDUSTRIES INC.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                         SIX MONTHS ENDED JUNE 30, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   THE                 PRO FORMA
                                 COMPANY      AMCI    ADJUSTMENTS    PRO FORMA
                                ----------  --------  -----------    ----------
REVENUES
Net sales...................... $1,059,475  $231,552   $    --       $1,291,027
Other income, net..............     18,281       324        --           18,605
                                ----------  --------   --------      ----------
Total..........................  1,077,756   231,876        --        1,309,632
                                ----------  --------   --------      ----------
COST AND EXPENSES
Cost of sales..................    897,685   137,005        --        1,034,690
Selling, general and
 administrative expense........    100,172    13,104     (1,858)(e)     111,418
Depreciation and amortization..      9,060    14,269      7,602 (f)      30,931
Equity in earnings of
 affiliates....................        (36)     (402)       --             (438)
Interest income................     (1,983)   (1,971)     1,223 (g)      (2,731)
Interest expense...............      5,841    12,622     10,270 (h)      28,733
                                ----------  --------   --------      ----------
Total..........................  1,010,739   174,627     17,237       1,202,603
                                ----------  --------   --------      ----------
Income before minority
 interest, income taxes and
 extraordinary item............     67,017    57,249    (17,237)        107,029
Minority interest..............        --    (15,526)       --          (15,526)
                                ----------  --------   --------      ----------
Income before income taxes and
 extraordinary item............     67,017    41,723    (17,237)         91,503
Income tax provision...........     25,400    14,898     (3,447)(o)      36,851
                                ----------  --------   --------      ----------
INCOME BEFORE EXTRAORDINARY
 ITEM.......................... $   41,617  $ 26,825   $(13,790)     $   54,652
                                ==========  ========   ========      ==========
Weighted average shares
 outstanding...................     70,336                9,000          79,336
                                ==========             ========      ==========
Income per share before
 extraordinary item............ $     0.59                           $     0.69
                                ==========                           ==========


     See accompanying Notes to the Pro Forma Combined Financial Statements.

                             TERRA INDUSTRIES INC.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                       TERRA                   PRO FORMA
                             THE      ASGROW   PRO FORMA         TERRA                PRO FORMA
                           COMPANY    FLORIDA ADJUSTMENTS       CANADA       AMCI    ADJUSTMENTS    PRO FORMA
                          ----------  ------- -----------      ---------   --------  -----------    ----------
REVENUES
Net sales...............  $1,212,510  $90,607   $(3,644)        $24,565    $365,436   $    --       $1,689,474
Other income, net.......      25,491    1,470      (637)            140         394        --           26,858
                          ----------  -------   -------         -------    --------   --------      ----------
Total...................   1,238,001   92,077    (4,281)(i)      24,705     365,830        --        1,716,332
COST AND EXPENSES
Cost of sales...........   1,021,187   74,108      (357)(i)(j)   19,775(n)  257,448        --        1,372,161
Selling, general and
 administrative.........     161,791    9,815    (2,347)(i)(k)    1,965      30,531    (10,556)(e)     191,199
Depreciation and
 amortization...........      15,470      573       782 (i)(l)       77(n)   26,876     16,046 (f)      59,824
Equity in earnings of
 affiliates.............      (2,275)     --        --            1,242(n)   (1,018)       --           (2,051)
Interest income.........      (3,261)     --      1,418 (m)         --       (1,820)     2,468(g)       (1,195)
Interest expense........      12,944       15       --              300      17,759     14,832(h)       45,850
                          ----------  -------   -------         -------    --------   --------      ----------
Total...................   1,205,856   84,511      (504)         23,359     329,776     22,790       1,665,788
                          ----------  -------   -------         -------    --------   --------      ----------
Income before minority
 interest and income
 taxes..................      32,145    7,566    (3,777)          1,346      36,054    (22,790)         50,544
Minority interest.......         --       --        --              --      (19,789)       --          (19,789)
                          ----------  -------   -------         -------    --------   --------      ----------
Income before income
 taxes and extraordinary
 item...................      32,145    7,566    (3,777)          1,346      16,265    (22,790)         30,755
Income tax provision....       9,300    2,924    (1,450)(o)       1,006       7,721     (2,221)(o)      17,280
                          ----------  -------   -------         -------    --------   --------      ----------
INCOME BEFORE
 EXTRAORDINARY ITEMS....  $   22,845  $ 4,642   $(2,327)        $   340    $  8,544   $(20,569)     $   13,475
                          ==========  =======   =======         =======    ========   ========      ==========
Weighted average shares
 outstanding............      69,064                                                     9,000          78,064
                          ==========                                                  ========      ==========
Income per share before
 extraordinary item.....  $     0.33                                                                $     0.17
                          ==========                                                                ==========





     See accompanying Notes to the Pro Forma Combined Financial Statements.

  The pro forma adjustments necessary to present the combined financial position are as follows:

  (a) The adjustment to cash and short-term investments is determined as follows (in thousands):

     Issuance of long-term debt...................................... $ 310,000
     Refinance short- to long-term debt..............................   (40,000)
     Proceeds from sale of stock (Note (c))..........................   108,500
     Proceeds from sale of call under Methanol Hedging Agreement.....     4,000
     Payment of finance fees--other assets...........................   (11,200)
     Payment of purchase price and working capital adjustment........  (431,113)
     Payment of Acquisition related costs............................    (5,000)
                                                                      ---------
     Net cash adjustment............................................. $ (64,813)
                                                                      =========

    Bank loans totaling $40 million used by the Company to repurchase its convertible subordinated debentures in March 1994 will be repaid with borrowings under the Credit Agreement.

    The proceeds from the sale of the call under the Methanol Hedge Agreement were recorded as a long-term deferred credit. In the event that BMC is required to make payments under this agreement, the first $4 million in payments will be charged against the long-term deferred credit. The liability, if any, of BMC under this agreement over $4 million will be expensed in the period to which such payment relates, which will also be the period in which the Company realizes increased gross profit on methanol sales.

  (b) Adjustments to the net assets of AMCI to reflect fair values under purchase accounting are as follows (in thousands):

     Equity purchase price of $400,000.............................   $400,000
     Working capital adjustment as of June 30, 1994 based
      on actual working capital of $117,113...............  $(31,113)
     AMCI net assets at June 30, 1994.....................    65,065
     Adjustments to conform AMCI's accounting for plant
      turnaround costs to that used by the Company:
     Other current assets.................................   (10,086)
     Other assets.........................................    (3,994)
     Accrued liabilities .................................    (7,075)
     Write-up of property, plant & equipment to fair
      value...............................................   106,450
     Other assets write-off of deferred finance charges...   (10,412)
     Record liability for underfunded pension plan........    (1,385)
     Minority interest in purchase accounting adjustments.     6,153
     Adjust accrual for common stock and options with
      liquidity rights....................................     4,347
     Record payment of merger related costs...............    (5,000)
     Provide deferred income taxes on basis differences...   (31,860)
                                                            --------
      Total...............................................   81,090    (81,090)
                                                            --------  --------
     Excess of purchase price over net assets acquired....            $318,910
                                                                      ========

    The adjustment for plant turnaround costs is to conform AMCI's accounting policy of capitalizing costs related to the periodic scheduled maintenance of production facilities and amortization of such costs over generally two years to the Company's policy of accruing for such costs over the two-year period preceding the next scheduled maintenance of the production facilities. The adjustment for the accrual for common stock and options with liquidity rights is to reflect the fact that the Company will settle all such outstanding stock and options for cash as part of the Acquisition, and AMCI will no longer be obligated to redeem such stock or options.

  (c) The pro forma adjustment reflects the elimination of the AMCI equity accounts and the issuance of 9,000,000 Common Shares in this offering for aggregate net proceeds of $108.5 million.

  (d) The pro forma adjustment reflects the following (in thousands):

       Write-off of deferred finance charges of AMCI................. $(10,412)
       Payment of finance fees for new financing.....................   11,200
       Adjustment of other assets to conform accounting methods......   (3,994)
                                                                      --------
                                                                      $ (3,206)
                                                                      ========

  The pro forma adjustments necessary to present the results of operations for the six months ended June 30, 1994 and the year ended December 31, 1993 are as follows:

  (e) Reduce AMCI executive incentive plan expense that will not exist after the Merger totaling approximately $1.2 million in 1994 and $10.6 million in 1993 and defer $0.7 million of AMCI acquisition related costs expensed in the second quarter of 1994.

  (f) Amortization of excess purchase price over net assets acquired net of reduced depreciation expense on assets acquired of $7.6 million in 1994 and $16 million in 1993 based on an extended 18.5 year useful life for assets acquired.

  (g) Reduce interest income by $1.2 million in 1994 and $2.5 million in 1993 for cash utilized in purchase.

  (h) Increase interest expense $10.3 million in 1994 and $14.8 million in 1993, net of adjusted amortization of loan finance fees. The pro forma combined interest expense for new long-term debt is based upon an assumed blend of 50% variable and 50% fixed interest rates on $270 million of debt. The blended interest rate assumed for 1993 was 7.3% and for 1994 was 7.8%. These are added to the historical interest expense of the Company and AMCI.

  (i) Certain operations of Asgrow, principally a retail location in southern Georgia and the seed distribution business to vegetable markets in North Carolina, were not acquired. Revenues, costs of sales, selling expenses and depreciation are reduced $4.3 million, $2.3 million, $0.5 million and $0.1 million respectively, to reflect operations not acquired.

  (j) Asgrow had purchased proprietary seed from Asgrow Seed Company ("Asgrow Seed") at Asgrow Seed's cost. Terra Asgrow Florida will purchase seed from Asgrow Seed at prices that represent wholesale market value. The increase in seed purchase costs is estimated to increase pro forma cost of sales by $1.9 million.

  (k) Asgrow was charged a total of $1.8 million by its parent for allocations of research and development costs and general administrative services. These expenses will not continue.

  (l) The acquisition price included approximately $13 million of unassigned cost which will be charged against operations $0.9 million per year for 15 years.

  (m) Interest income is reduced to reflect use of available cash to fund the purchase from Asgrow.

  (n) Terra Canada depreciation expense of $0.9 million for the three months ended March 31, 1993 is eliminated and replaced with lease expense computed from $3.3 million annual lease payments and amortization of lease finance costs. In addition, as a condition of the acquisition, certain employees were terminated subject to varying transition periods averaging six months. Pro forma costs of sales is reduced for the full effect of workforce reductions resulting in cost savings of $0.3 million for the three months ended March 31, 1993.

  (o) Income taxes are provided at an assumed rate of 40% for pro forma adjustments. No reduction in tax expense will result from charges related to amortization of excess purchase price over net assets acquired.

                     LIQUIDITY AND CAPITAL RESOURCES AFTER
                      THE ACQUISITION AND THE REFINANCING

  The Company's primary uses for cash after the Acquisition and the Refinancing will be to fund its working capital needs, make payments on its indebtedness and other obligations, make quarterly distributions on AMCLP's Senior Preference Units and make capital expenditures. Its principal sources of funds will be cash flow from operations and borrowings under the Credit Agreement. See "Pro Forma Combined Financial Statements of the Company."

  The Company's working capital requirements will be greater with the addition of AMCI's businesses and will continue to be seasonal. Net cash used by operating activities of the Company was $1 million and $17.8 million, respectively, for the year ended December 31, 1993 and the six months ended June 30, 1994, and net cash provided by operations for AMCI was $65.9 million and $66.3 million, respectively for the same periods. The fertilizer business is highly seasonal and volatile due to a number of factors. The Company's greatest need for working capital generally occurs in the spring and fall months, as the inventory built by the Company during the summer and winter months is converted into receivables from customers, but not yet collected. The Company's lowest working capital need occurs in the summer, as receivables are collected. See "Business--Seasonality and Volatility."

  Because of the increase in the Company's indebtedness and other obligations resulting from the Acquisition, the Company's need for cash to service such obligations, as well as quarterly distributions on AMCLP's Senior Preference Units, will substantially increase. On a pro forma basis, for the year ended December 31, 1993, the Company's interest expense was $45.9 million, compared with actual interest expense of $12.9 million for the Company and $17.8 million for AMCI (and AMCLP paid $18.5 million on the Senior Preference Units in quarterly distributions in such year.) See "Description of Certain Indebtedness and Other Obligations--AMCLP Senior Preference Units and Other Obligations."

  The Company intends to continue to make capital expenditures after the Acquisition to maintain the operating efficiency of its manufacturing facilities. Capital expenditures for the combined businesses are currently estimated to be approximately $30 million in 1994 and 1995. Combined capital expenditures of the Company and AMCI were $27.5 million in 1992 and $28.6 million in 1993.

  In addition to operating cash flows, the Company will fund its working capital needs through the Credit Agreement, which permits revolving borrowings of up to $175 million and an additional $50 million in revolving borrowings by AMLP, and Terra Canada's revolving credit agreement, which permits borrowings of up to $35 million (Cdn.), in each case subject to compliance with various financial ratios and other covenants. The Company will also utilize borrowings under the Credit Agreement to pay for any Senior Notes which the Company is required to repurchase. See "Description of Certain Indebtedness and Other Obligations." Depending on market and other conditions, the Company may issue debt or equity securities, including preferred stock and securities convertible into Common Shares, in public or private offerings in the future in order to repay portions of its indebtedness under the Credit Agreement.

  The Company's leverage after the Acquisition and Refinancing may restrict the Company's ability to take various actions and respond to circumstances in the future. See "Investment Considerations-- Leverage." The Company believes, however, that cash from operations and available financing sources will be sufficient to meet its cash requirements for the next several years.

                                    BUSINESS

GENERAL

  The Company is a leading producer of nitrogen fertilizer and marketer of fertilizer, crop protection products and seed. After giving effect to the Acquisition, the Company will be the third largest producer of anhydrous ammonia and one of the two largest producers of nitrogen solutions in the United States and

Canada. Through the acquisition of AMCI, the Company will also substantially increase its participation in the methanol production industry. The Company owns and operates the largest independent farm service center network in the United States and Canada and is the second largest supplier of crop production inputs in the United States.

  The Company's production facilities are currently comprised of:

    . 3 nitrogen fertilizer plants, which are located in Oklahoma (the
     "Woodward Facility"), Iowa (the "Port Neal Facility") and Ontario (the "Courtright Facility");

    . 1 crop protection chemical formulation plant located in Arkansas (the
     "Blytheville Formulation Facility"); and

    . 7 additional liquid chemical formulation facilities.

  The Company's distribution network serves the United States and the eastern region of Canada and has grown over the last several years to include approximately:

    . 350 farm service centers;

    . 58 fertilizer storage facilities; and

    . 770 affiliated dealer locations.

  AMCI's principal facilities are comprised of:

    . a facility, located in Rogers County, Oklahoma, which produces primarily ammonia and urea ammonium nitrate solution ("UAN") solutions and which consists of two ammonia plants, two nitric acid plants and two UAN solution plants (the "Verdigris Facility");

    . a facility, located in Mississippi County, Arkansas, which produces ammonia and urea and which consists of an ammonia plant and a granular urea plant (the "Blytheville Facility");

    . approximately 60 fertilizer storage facilities; and

    . a facility located in Beaumont, Texas, for the production of methanol
     (the "Beaumont Facility").

MANUFACTURED FERTILIZER

  Nitrogen is one of three primary nutrients essential for plant growth. Nitrogen fertilizer needs to be reapplied each year in areas of extensive agricultural usage because of absorption by crops and its tendency to escape from the soil. There are no substitutes for nitrogen fertilizer in the cultivation of high-yield crops. Ammonia is the simplest form of nitrogen fertilizer and is the primary raw material for the production of upgraded nitrogen fertilizers. Ammonia is a gas under normal conditions and requires special handling and application equipment and procedures. Ammonia is reacted with other compounds to produce solid and liquid fertilizers, primarily urea and UAN, which are easier to transport, store and apply than ammonia.

  The Company is a major producer and distributor of nitrogen fertilizers and will gain significant additional capacity with the acquisition of AMCI. The Company's and AMCI's principal products are ammonia, urea and UAN. After giving effect to the acquisition of AMCI, the Company will be the third largest producer of anhydrous ammonia and one of the two largest producers of UAN in the United States. A significant portion of the Company's and AMCI's ammonia production is used to produce other nitrogen fertilizer products such as urea and UAN, which are higher value-added products.

  Products. Although, to some extent, the various nitrogen fertilizers are interchangeable, each has its own distinct characteristics which produce agronomic preferences among end users. Farmers decide which type of nitrogen fertilizer to apply based on the crop planted, soil and weather conditions, regional farming practices and relative nitrogen fertilizer prices.

  Ammonia. Anhydrous ammonia is the simplest form of nitrogen fertilizer and is the feedstock for the production of most other nitrogen fertilizers, including urea and UAN. It is produced by reacting natural gas with steam and air at high temperatures and pressures in the presence of catalysts. It has a nitrogen content of 82% by weight and is generally the least expensive form of fertilizer per unit of nitrogen.

  Urea. Solid urea is produced for both the feed and fertilizer market by converting ammonia into liquid urea, which can then be turned into a solid which is either prilled or granulated. Urea has a nitrogen content of 46% by weight, the highest level for any solid nitrogen product. Granular urea is generally sold as fertilizer and prilled urea is generally sold as a feed supplement. The Company produces both granular and prilled urea. AMCI produces granular urea.

  UAN Solution. The Company produces UAN at all three of its manufacturing facilities. AMCI's Verdigris Facility in Oklahoma is the largest UAN production facility in the United States. UAN is produced by combining liquid urea and ammonium nitrate in water. The nitrogen content of UAN is typically 28% to 32% by weight. UAN is a liquid fertilizer and, unlike ammonia, is generally odorless and does not need to be refrigerated or pressurized for transportation or storage.

  UAN may be applied uniformly and may be mixed with various herbicides, permitting the application of several materials simultaneously, and thus reducing energy and labor costs. In addition, UAN may be applied from ordinary tanks and trucks and can be sprayed or injected into the soil, or applied through irrigation systems, throughout the growing season. UAN is relatively expensive to transport and store because of its high water content. Due to its stable nature, UAN may be used for no-till row crops where fertilizer is spread upon the surface and is subject to volatilization losses. The use of conservation tilling, which reduces erosion, is increasing in the United States, and the Company believes this trend, if continued, should have a positive impact on UAN demand.

  The Company's and AMCI's nitrogen fertilizer sales mixes for the years ended December 31, 1991, 1992 and 1993 were as follows (based on tons sold):

                                                                   THE COMPANY
                                                                  --------------
                                                                  1991 1992 1993
                                                                  ---- ---- ----
Ammonia.......................................................... 28%  30%  31%
Urea............................................................. 11%  11%  11%
UAN.............................................................. 61%  59%  58%

                                                                       AMCI
                                                                  --------------
                                                                  1991 1992 1993
                                                                  ---- ---- ----
Ammonia.......................................................... 18%  16%  16%
Urea............................................................. 16%  16%  16%
UAN.............................................................. 66%  68%  68%

  Plants. The Company's Woodward Facility, Port Neal Facility and Courtright Facility are integrated facilities for the production of ammonia, liquid urea and UAN and other nitrogen fertilizer solutions. In addition, the Port Neal Facility and the Courtright Facility produce solid urea. The Courtright Facility's liquid urea and granulation capacity are expected to increase as a result of a plant upgrade project, announced in February 1994. The project is expected to be completed in 1995 and will enable the replacement of 65,000 tons of annual ammonia sales with urea and nitrogen solution sales. The project cost is estimated to be approximately $20 million and is expected to be funded through lease financing.

  Each of the Company's three manufacturing facilities is designed to operate continuously, except for planned biennial shutdowns for maintenance and installation of efficiency improvements. Utilization of the

Company's manufacturing facilities for the years ended December 31, 1993, 1992 and 1991, in the aggregate, was approximately 92%, 95% and 91%, respectively.

  AMCI's Verdigris Facility and Blytheville Facility are also integrated facilities. The Verdigris Facility produces primarily ammonia and UAN and the Blytheville Facility produces primarily ammonia and urea. Utilization of AMCI's manufacturing facilities for the years ended December 31, 1993, 1992, and 1991, in the aggregate, was approximately 101%, 107%, and 104%, respectively.

  Marketing and Distribution. The Company's principal customers for its manufactured nitrogen fertilizer products are large independent dealers, national retail chains, cooperatives and industrial customers. Approximately 10% of the Company's fertilizer production is sold through its farm service center locations to retail customers, while the rest is sold to outside customers. In 1993, no customer accounted for greater than 10% of total manufactured nitrogen fertilizer sales.

  After giving effect to the acquisition of AMCI, the Company will have production facilities and significant storage capacity nearby major fertilizer consuming regions which should allow it to continue to be a major supplier of nitrogen solutions to its customers.

DISTRIBUTION

  The Company's distribution business manages a distribution and marketing system for a comprehensive line of fertilizer, crop protection products and seed. It also provides crop protection and other services to its customers. The Company's customers are primarily farmers and dealers located in the Midwestern, southern, southwestern and southeastern regions of the United States, and the eastern region of Canada.

  Products. The Company markets a comprehensive line of crop protection products (herbicides, insecticides, fungicides, adjuvants, plant growth regulators, defoliants, desiccants and other agricultural chemicals), fertilizer (nitrogen, phosphates, potash and micronutrients) and seed. The Company markets several major seed brands and, in its United States marketing area, is the largest independent seed distributor. The Company focuses particular marketing efforts on its proprietary brand of corn hybrids, soybean and cotton seed varieties, which provide higher margins. These products represented approximately 20% of total seed sales in 1993. The Company also has an exclusive retail storefront marketing and distribution agreement for dekalb brand seed in the Midwest, which accounted for approximately 7.5% of total 1993 seed sales.

  Although most crop protection products marketed by the Company are manufactured by unaffiliated suppliers, the Company also markets its own Riverside(R) brand products. Riverside products represented approximately 16% of total crop protection product sales in 1993. The Riverside line includes over 100 products, nine of which were added in 1993, and consists of herbicides, insecticides, fungicides, adjuvants, seed treatments, plant growth regulators, defoliants and desiccants. The majority of Riverside products are formulated and packaged in facilities owned by the Company. The Riverside line includes several formulations produced exclusively by the Company, but does not include proprietary agricultural chemicals. Riverside products generally provide higher gross margins for the Company than products manufactured by unaffiliated suppliers. The sale of such products, however, involves additional indirect costs, including the cost of maintaining and disposing of excess inventory and potentially greater liability for product defects. For Riverside pesticide products, the Company possesses and processes the registrations required by the EPA.

  Services. In addition to selling products required to grow crops, the Company's farm service centers offer a wide variety of services to grower customers. These services include soil and plant tissue analysis and crop production program recommendations, custom blending of fertilizers, field application services and field inspections for pest control and crop program performance follow-up. The farm service centers utilize the Company's Ag Analytical Services laboratory in Elida, Ohio to analyze nutrient levels in soil and plant tissue samples. The results of these tests are analyzed by the Company's proprietary CropMaster(R) program, which provides specific, localized soil fertility recommendations for specific crops on a field-by-field basis. Crop input recommendations are provided through computer terminals at most farm service center locations, which are linked to a mainframe computer located at the Company's headquarters in Sioux City, Iowa. Recommendations can be made for substantially all crops grown in the Company's markets. The program also provides "least cost" nutrient blending formula recommendations, makes seed variety recommendations based on hybrid characteristics and other factors important to the individual grower, and maintains crop input records for grower customers.

  In connection with product sales to dealers, the Company provides warehousing and delivery services. For selected dealer customers, the Company offers a service package called MarketMaster(TM). The package includes environmental and safety audits, special training courses, access to the Company's Ag Analytical Services laboratory, use of the CropMaster program and other services. There were approximately 475 MarketMaster dealer sites at December 31, 1993.

  Marketing and Distribution. The Company markets its products primarily to agricultural customers, including both dealers and growers. For 1993, approximately 60% of the Company's distribution revenues were attributable to retail sales through farm service center locations and approximately 40% were attributable to wholesale sales to dealers.

  The Company also markets its products through its Professional Products group to non-farm customers, including turf growers, nurseries, golf courses, parks and athletic facilities. The Company offers these customers herbicides, insecticides, fungicides, fertilizer, adjuvants, plant growth regulators, seed and agronomic services. The Professional Products personnel generally work through the Company's farm service centers, using established delivery systems and product lines.

  The Company's distribution operations are organized into the Northern and Southern Divisions, which include 13 separate regions. Field personnel receive regular training through Terra University, a series of courses designed to develop skills in agronomy, management, sales, environmental and personal safety, and field application. The field salespeople are supported by the Ag Analytical Services laboratory, a staff of agronomists and a research station where the efficacy of various crop protection products and the performance of numerous seed varieties are tested.

METHANOL

  Through the acquisition of AMCI, the Company will substantially increase its participation in the methanol production industry. After giving effect to such acquisition, the Company will have approximately 320 million gallons of methanol production capacity, representing approximately 16% of the total United States rated capacity.

  Product. Methanol is a liquid petrochemical made primarily from natural gas. It is used primarily as a feedstock in the production of other chemical products such as formaldehyde, acetic acid and chemicals used in the building products industry. Methanol is also used as a feedstock in the production of MTBE, an oxygenate and octane enhancer used as an additive in reformulated gasoline. Reformulated gasoline has lower volatility and is less aromatic than gasoline. The methanol manufacturing process involves heating the natural gas feedstock, mixing it with steam and passing it over a nickel-based catalyst, which breaks it down into carbon monoxide, carbon dioxide and hydrogen. This reformed gas is then cooled, compressed and passed over a copper-zinc based catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water. In order to convert it to high-purity chemical grade methanol suitable for sale, the crude methanol is distilled in a series of distillation towers to remove the water and other impurities.

  Plants. During the first half of 1994, the Company completed the capital improvements necessary to produce methanol instead of ammonia for a portion of the Woodward Facility's capacity. The project cost approximately $15 million and gives the Company 40 million gallons of annual methanol capacity at the Woodward Facility.

  After the Acquisition, the Company will own, through BMC, the Beaumont Facility, which is the largest methanol production facility in the United States, with approximately 280 million gallons of annual methanol capacity. The plant and processing equipment are owned by BMC and the land is leased from DuPont for a nominal annual rental under a lease agreement which expires in 2090. Because the Beaumont Facility is entirely contained in a complex owned and operated by DuPont (the "Beaumont Complex"), BMC depends on DuPont for access to the Beaumont Facility. BMC also relies on DuPont for access and certain essential services relating to the wharf located at the Beaumont Complex through which most of the finished product methanol is shipped to customers and the pipelines used to transport finished product methanol and to obtain natural gas, as well as for certain utilities and waste water treatment facilities and other essential services.

  Marketing and Distribution. The marketing of BMC's methanol is conducted on an exclusive basis by Trammochem, a division of Transammonia, Inc., pursuant to a Marketing Services Agreement between BMC and Trammochem. Trammochem is one of the largest international traders and marketers of bulk petrochemicals, including methanol. Affiliates of Transammonia, Inc. are currently stockholders of AMCI and will receive a portion of any payments made to the Counterparty under the Methanol Hedging Agreement. Pursuant to the Marketing Services Agreement, Trammochem provides BMC with marketing services in connection with the sale of BMC's methanol on a worldwide basis. These services include analysis of market conditions for methanol, marketing and sales on a contract basis and sales on a spot basis, arrangement of transportation of methanol to customers and customer relations activities. BMC retains responsibility for the invoicing and collection of payments from customers and is responsible for loading transportation equipment in accordance with customer requirements. BMC pays Trammochem an annual fee and a monthly fee based on BMC's earnings and deliveries, respectively. The Marketing Services Agreement continues until December 31, 1996 and from year to year thereafter unless terminated by either party on not less than 180 days' written notice in advance of the end of any year. The agreement may also be terminated in the event of a material default by either party or at the option of BMC. The Company has no current intention to terminate the Marketing Services Agreement.

  BMC's customers are primarily large chemical or MTBE producers located in the U.S. Some sales have been made to Central and South America.

  Methanol Contracts. BMC has a number of long-term methanol sales contracts, the most significant of which is with DuPont (the "DuPont Contract"). Through August 31, 1994, BMC had sold over 85% of its 1994 production under such contracts. For the remainder of 1994 and 1995, BMC has contracted to sell nearly 100% of its production at prices indexed to published sources. Most of BMC's sales contracts (other than the DuPont Contract) cover fixed volumes and have terms of up to three years.

  Under the DuPont Contract, DuPont has agreed to purchase 108 million gallons of methanol each year until 2001 (representing 39% of the Beaumont Facility capacity). The DuPont Contract will continue in effect after the initial term unless terminated by either party on two years' notice. Commencing in 1998, each of BMC and DuPont will have the unilateral right (exercisable one time only for the remaining term of the contract) to permanently reduce the contract quantity required to be delivered by BMC to DuPont in any contract year by up to 54 million gallons. The price for the methanol delivered under the DuPont Contract is generally indexed to certain published sources.

PRODUCT FORMULATIONS

  The Company's Blytheville Formulation Facility formulates dry flowable ("DF") crop protection products and liquid crop protection chemicals in separate production lines at the same location. DF formulations are small, dry, water-dispersible granules that are mixed with water before application.

Because of their dry form, the granules have several benefits compared with liquid formulations, including: easier package disposal; easier cleanup of accidental spills; absence of toxic solvents; no fumes; less weight; less space required for storage; and no product loss from freezing temperatures or settling. Because of these benefits, the Company expects more agricultural chemicals will be offered to growers in DF form in the future. The Blytheville Formulation Facility is one of 13 known DF plants in the U.S. and formulates eight DF products and six liquid products. Approximately 40% of the plant's volume in 1993 was attributable to the Company's own Riverside brand product line. The Company has developed several DF formulations not available from any other producer or formulator. The Company has also developed DF formulations for a number of companies that contract all or portions of their production at the Blytheville Formulation Facility.

CREDIT

  A substantial portion of the Company's sales to its grower and dealer customers is made on credit terms customary in the industry. During the third quarter of 1992, the Company established a grower financing program to provide crop input financing to certain grower customers for all operating requirements on extended payment terms. In 1993, the Company provided approximately $25 million in financing to grower customers under this program and, in 1994, the Company expects to finance approximately $60 million to $65 million. The Refinancing is designed to allow the Company to continue such program.

SEASONALITY AND VOLATILITY

  The agricultural products business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated in the first few months of the calendar year to be available for seasonal sales, requiring significant storage capacity. Inventory accumulations are financed by suppliers or short-term borrowings, which are retired with the proceeds of the sales of such inventory. In times of lower demand, the Company can reduce purchases, thereby decreasing inventory carrying costs. In the past, over half of the Company's sales generally occurred during the second quarter of each year. This seasonality also generally results in higher fertilizer prices during peak periods, with prices typically reaching their highest point in the spring, dropping in the summer, increasing in the fall (as depleted inventories are restored) through the spring.

  The agricultural products business can also be volatile as a result of a number of other factors, the most important of which, for U.S. markets, are weather patterns and field conditions (particularly during periods of high fertilizer consumption), current and projected grain stocks and prices and the U.S. government's agricultural policy. Among the governmental policies that influence the markets for fertilizer are those directly or indirectly influencing the number of acres planted, the level of grain stocks, the mix of crops planted and crop prices.

  As with any commodity chemical, the price of methanol is volatile. The industry has experienced cycles of oversupply resulting in depressed prices and idled capacity, followed by periods of shortage and rapidly rising prices. During 1994 to date, increased world demand for methanol combined with industry production problems to create a tight market and dramatically increased prices over 1993 levels. There can be no assurances that such conditions will continue. In part, future demand for methanol will depend on the regulatory environment with respect to oxygenated gasoline. See "Investment Considerations--Factors Affecting Demand For Methanol and MTBE." Most methanol sold in the U.S. is sold pursuant to long-term contracts based on market index pricing and a fixed volume. See "Methanol--Methanol Contracts."

RAW MATERIALS

  The principal raw material used to produce nitrogen fertilizer is natural gas. The Company estimates that natural gas costs comprised nearly 50% of the total costs and expenses associated with the Company's manufactured fertilizer operations in 1993. Natural gas is also the primary raw material used in the production of methanol. Following the completion of the Acquisition, the Company, through BMC, will own the largest methanol facility in the U.S. The Company estimates that natural gas represents over 50% of the costs and expenses associated with methanol operations. A significant increase in the price of natural gas that could not be recovered through an increase in nitrogen fertilizer or methanol prices could have a material adverse effect on the Company's profitability and cash flow. The Company's policy is to fix the unit cost for 40% to 80% of its natural gas requirements for the upcoming 12-month period using supply contracts and various hedging techniques. See "Factors Affecting Demand For Methanol and MTBE."

  Reliable sources for supply of crop inputs at competitive prices are critical to the distribution portion of the Company's business. The Company's sources for fertilizer, agricultural chemicals and seed are typically manufacturers of the products without an internal capability to distribute products to the North American grower.

TRANSPORTATION

  The Company uses several modes of transportation to receive and distribute products to customers and its own locations, including railroad and tank cars, common carrier trucks, barges, common carrier pipelines and Company-owned or leased vehicles. The Company operates 35 liquid, 21 dry and two anhydrous ammonia fertilizer terminal storage facilities in 18 states and Ontario, Canada. The Company also has varying amounts of warehouse space at each of its farm service centers. AMCI operates 45 liquid, 7 dry and 11 anhydrous ammonia fertilizer storage facilities (some of which are in the same locations) in 21 states and one methanol storage facility in Beaumont, Texas.

  Through Terra Express, Inc. and Terra Express of Oklahoma, Inc., wholly-owned truck transportation subsidiaries of Terra International (together, "Terra Express"), the Company provides transportation services to its own facilities and customers as a contract carrier. Terra Express uses approximately 90 owner-operated trucks and twenty Company-owned trucks to deliver fertilizer, crop protection products, seed, feed ingredients and other products to its own facilities and customers. At its manufacturing facilities, its Blytheville Formulation Facility and liquid fertilizer storage locations, the Company utilizes railcars as the major method of transportation. All of the Company's approximately 1,100 railcars are leased.

  Purchased natural gas is transported to the Port Neal Facility via an interstate pipeline operating as an open access natural gas transporter. Under a Federal Energy Regulatory Commission order, the Company maintains facilities for direct access to its interstate pipeline shipper, avoiding additional costs of local utility services. The Company transports purchased natural gas for its Woodward Facility through an intrastate pipeline that is not an open access carrier; however, the Company is able to transport gas supplies from any in-state source connected to the widespread pipeline system. The Courtright Facility utilizes local gas storage service provided by a local utility, and purchased gas is transported from western Canada through the TransCanada Pipeline under various delivery contracts.

  AMCLP transports product primarily via barge and rail car. Additionally, AMCLP uses trucks to transport smaller quantities of product, and the Verdigris Facility distributes ammonia through the MAPCO pipeline. As of December 31, 1993, AMCLP's transportation equipment included 104 leased ammonia rail cars, and 818 leased UAN rail cars. AMCI transports purchased natural gas for its facilities through several natural gas pipeline companies under agreements with various terms.

  BMC transports methanol primarily by marine transport via the Neches River to the Intercoastal Canal and the Gulf of Mexico and via pipeline to selected customers. Access to the wharf and pipeline use at the Beaumont Facility is provided through BMC's agreements with DuPont.

RESEARCH AND DEVELOPMENT

  The Company operates a 70-acre Agronomy Research Station near its Port Neal Facility for product and program development and testing, and routinely conducts product evaluation and testing with growers and universities. The Company also develops DF and other chemical formulations for its Riverside product line and for basic chemical products at its product development laboratory located in Blytheville, Arkansas.

COMPETITION

  Nitrogen fertilizer is a global commodity and customers, including end-users, dealers and other fertilizer producers, base their purchasing decisions principally on the delivered price of the product. The Company competes with a number of U.S. producers, and producers in other countries, including state-owned and government-subsidized entities. Some of the Company's principal competitors may have greater total resources and may be less dependent on earnings from nitrogen fertilizer sales than is the Company. Some foreign competitors may have access to lower cost or government-subsidized natural gas supplies. The Company believes that it competes with other manufacturers of nitrogen fertilizer on the basis of delivery terms and availability of products as well as on price.

  The market for the fertilizer, crop protection products and seed distributed by the Company is highly competitive. In 1993, sales attributable to the Company's farm service centers accounted for less than 10% of total crop production products sold in the U.S. Within the specific market areas served by its farm service centers, however, the Company's share of the market was substantially higher in most instances. The Company's competitors include cooperatives, divisions of diversified agribusiness companies, regional distributors and independent dealers, some of which have substantially greater financial and other resources than the Company. The Company competes primarily by providing a comprehensive line of products and by providing what the Company believes to be superior services to growers and dealers.

  The methanol industry, like the fertilizer industry, is highly competitive and such competition is based largely on price, reliability and deliverability. The relative cost and availability of natural gas and the efficiency of production facilities are important competitive factors. Significant determinants of a plant's competitive position are the natural gas acquisition and transportation contracts that a plant negotiates with its major suppliers. Domestic competitors for methanol include a number of large integrated petrochemical producers, many of which are better capitalized than the Company. In addition, the production and trade of methanol has become increasingly global, and a number of foreign competitors produce methanol primarily for the export market. See "Investment Considerations--Factors Affecting Demand for Methanol and MTBE".

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

  The Company's and AMCI's operations are subject to various federal, state and local environmental, safety and health laws and regulations, including laws relating to air quality, hazardous and solid wastes and water quality. Terra Canada's operations are subject to various federal and provincial regulations regarding such matters, including the Canadian Environmental Protection Act administered by Environment Canada, and the Ontario Environmental Protection Act administered by the Ontario Ministry of the Environment. The Company and AMCI are also involved in the manufacture, handling, transportation and storage of materials that are or may be classified as hazardous or toxic by federal, state, provincial or other regulatory agencies. Precautions are taken to reduce the likelihood of accidents involving these materials. If such materials have been or are disposed of at sites that are targeted for cleanup by federal or state regulatory authorities, the Company or AMCI may be among those responsible under CERCLA or analogous state laws for all or part of the costs of such cleanup.

  Terra International has been designated as a PRP under CERCLA or its state analogues with respect to various sites. Under CERCLA, all PRPs may be held jointly and severally liable for the costs of investigation and remediation of an environmentally damaged site. After consideration of such factors as the number and levels of financial responsibility of other PRPs, the existence of contractual indemnities, the availability of defenses and the speculative nature of the costs involved, the Company's management believes that its liability with respect to these matters will not be material.

  AMCLP has been named as a PRP at the Glenn Wynn Lagoon portion of the Sand Springs, Oklahoma, Superfund site. Soil remediation has been completed at the site, and a long-term ground water monitoring program is in place. FMRP entered into and paid a de minimis settlement relating to this site in 1991 and has agreed to indemnify AMCLP for any further liability, if any, incurred by AMCLP. AMCI believes that such agreement will provide a full indemnity for any further liability, if any, incurred by the Operating Partnership in connection with such Superfund site. Except for AMCLP's involvement at the Glenn Wynn Lagoon portion of the Sand Springs Superfund site, AMCI has not been named as a PRP by any regulatory agency or other party.

  Certain state regulatory agencies have enacted requirements to provide secondary containment for bulk agricultural chemical storage facilities present at the Company's farm service centers and AMCI's terminals. It is expected that other states will adopt similar requirements pursuant to federal mandate. The Company and AMCI have commenced construction of these facilities at their farm service centers and terminals, respectively, and estimate that the future cost of complying with these regulations in 1994 and beyond will be approximately $6.5 million.

  On September 27, 1993, Region 6 of the EPA filed a complaint, compliance order and notice of opportunity for hearing against BMC in connection with the Beaumont Facility's past management of an ignitable alcohol-containing waste stream pursuant to the Resource Conservation and Recovery Act, as amended ("RCRA"), and the Texas Solid Waste Disposal Act. In its complaint, U.S. EPA proposed to assess a civil penalty of $583,950 against BMC for violations of hazardous waste treatment, storage and disposal, and management and record-keeping requirements. AMCI has implemented modifications to ensure that its alcohol-containing stream is non-hazardous under RCRA. AMCI filed its answers to the complaint, is in negotiations with the EPA and expects to reach a settlement for less than the proposed civil penalty. Except for this matter, minor exceedances of permit limitations and AMCI's involvement at the Sand Springs Superfund site, AMCI is not currently a party to any regulatory proceeding or litigation relating to environmental matters.

  With respect to the Verdigris Facility and Blytheville Facility, FMRP retains liability for certain environmental matters. With respect to the Beaumont Facility, DuPont retains responsibility for certain environmental costs and liabilities stemming from conditions or operations at the Beaumont Plant to the extent such conditions or operations existed or occurred prior to the 1991 acquisition of BMC from DuPont. AMCI does not believe that any such environmental matters, whether or not retained by FMRP or DuPont, will have a material effect on AMCI's financial condition or results of operations.

  Insulation and other construction or building materials at AMCI's plants contain asbestos. Over 400 suits have been filed by contractors' employees against DuPont based on exposure to asbestos-containing material at the complex in which the Beaumont Facility is located. At least nine of these are directly related to the Beaumont Facility. An estimate of potential liability associated with these suits is not available. DuPont will retain responsibility for all claims based on exposure to hazardous materials, including asbestos, prior to the 1991 acquisition of BMC from DuPont. Although no suits relating to asbestos exposure have been filed against BMC to date, the possibility exists that liability could be incurred in the future for claims based on exposure to asbestos-containing material after such acquisition.

  AMCI and the Company may be required to install additional air and water quality control equipment, such as low NOx burners, scrubbers, ammonia sensors and continuous emission monitors, at certain of its facilities in order to maintain compliance with Clean Air Act and Clean Water Act requirements. These equipment requirements are also typically applicable to competitors as well. The Company estimates that the cost of complying with these requirements will be approximately $11 million to $13 million through 1997.

  The Company endeavors to comply (and has incurred substantial costs in connection with such compliance) in all material respects with applicable environmental, safety and health regulations. The Company does not expect its continued operation in compliance with such regulations (including operation of the business acquired from AMCI) to have a material adverse effect on its earnings or competitive position.

EMPLOYEES

  The Company had approximately 2,390 full-time employees at December 31, 1993, none of whom were covered by a collective bargaining agreement. In addition, the Company, which annually hires temporary employees on a seasonal basis, hired approximately 1,500 temporary employees during its spring selling season in 1993. As of December 31, 1993, AMCI had 398 employees. None of AMCI's employees are subject to collective bargaining agreements.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The total number of shares of stock of all classes which the Company has authority to issue is 133,500,000 shares of capital stock (without par value). As of the completion of this offering, all such shares will be classified as Common Shares. A stockholder of the Company has no preemptive rights to subscribe for additional shares of stock or other securities of the Company except as may be granted by the Board of Directors.

COMMON SHARES

  A holder of Common Shares is entitled to one vote for each share held on all matters submitted generally to a vote of stockholders and, subject to the voting rights of the holders of preferred shares, if any, the exclusive voting power for all purposes is vested in the holders of the Common Shares. Holders of Common Shares do not have the right of cumulative voting in connection with the election of directors. The Common Shares have no conversion rights and are not subject to redemption.

  Subject to the rights of the holders of preferred shares, if any, the holders of Common Shares of the Company are entitled to receive, pro rata, dividends when, as and if declared by the Board of Directors from funds legally available therefor. In the event of any liquidation, dissolution or winding up of the Company, after payment or providing for the payment of all liabilities and amounts due the holders of preferred shares, if any, the holders of Common Shares are entitled to share ratably in all the remaining assets.

  All of the outstanding Common Shares are, and the Common Shares offered hereby will be, validly issued, fully paid and nonassessable.

  The Transfer Agent for the Common Shares is First Chicago Trust Company of New York in the United States and Montreal Trust Company in Canada.

OTHER CLASSES AND SERIES OF STOCK

  The Board of Directors may classify and reclassify any unissued shares of capital stock into other classes and series, including one or more series of preferred shares, by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of such shares of stock. Such stock may rank senior to the Common Shares in one or more respects.

CERTAIN PROVISIONS OF MARYLAND LAW

  The Company is incorporated under the laws of the State of Maryland. The following paragraphs summarize certain provisions of Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation (the "Charter") and By-Laws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Company's Charter and By-Laws for complete information.

  Business Combinations. The MGCL prohibits certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder." An Interested Stockholder is any person (a) who beneficially owns 10% or more of the voting power of the corporation's shares or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by all holders of voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation may adopt an amendment to its charter or by-laws electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders. The Company has not adopted such an amendment to its Charter. These provisions of the MGCL also do not apply to certain corporations (including the Company) which had an Interested Stockholder on May 31, 1983 unless a resolution is passed by the directors of such corporation electing to have these provisions apply. The directors of the Company have not passed such a resolution and, thus, such provisions of the MGCL do not currently apply to the Company.

  Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

  A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

  The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the articles of incorporation or by-laws of the corporation. The By-Laws of the Company contain an exception from the control share acquisition statute for shares held by Minorco, any affiliate, associate or immediate transferee of Minorco, or any associate or affiliate of such immediate transferee of Minorco.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS
                             AND OTHER OBLIGATIONS

  The following is a brief description of the basic terms of and instruments governing certain indebtedness and other obligations of the Company and its subsidiaries which will be in existence after the consummation of the Acquisition and the Refinancing. Capitalized terms used in such instruments but not defined herein have the meaning ascribed to them in such instruments. These summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, the instruments governing such indebtedness and other obligations.

SENIOR NOTES

  AMCI presently has outstanding, and the Company will assume by virtue of the merger of AMCI into the Company, $175 million in aggregate principal amount of the Senior Notes. The Senior Notes are issued under an Indenture dated as of October 15, 1993 (the "Indenture"), between AMCI and Society National Bank, as trustee and will mature on September 30, 2003. Following such merger, the Senior Notes will be senior, unsecured obligations of the Company and will rank pari passu in right of payment with any other senior indebtedness of the Company. Because the Company is a holding company, all existing and future liabilities of the Company's subsidiaries, including those under the Credit Agreement, will be effectively senior to the Senior Notes. In addition, the Senior Preference Units of AMCLP described below will be effectively senior to the Senior Notes.

  The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after September 30, 1998, initially at 105.375% of their principal amount, plus accrued interest, declining to 100% of their principal amount on September 30, 2000. In addition, at any time prior to September 30, 1996, the Company may, at its option, redeem up to $61.25 million aggregate principal amount of Senior Notes out of the proceeds of one or more underwritten public offerings of equity securities at a redemption price of 110% of their principal amount, plus accrued interest.

  The Indenture provides that upon a Change of Control each holder may require the repurchase of its Senior Notes in cash at a purchase price of 101% of the principal amount thereof, plus accrued interest, pursuant to an offer to repurchase which must be mailed within 45 days after the Change of Control. Because the Acquisition will constitute a Change of Control, the Company will be required to make such a repurchase offer after consummation of the Acquisition. The Company will have funds available under the Credit Agreement to make such repurchases. The Senior Notes are publicly-held and the Company presently does not know the extent to which Noteholders may accept such offer.

  The Indenture contains certain covenants which will limit various actions by the Company and its subsidiaries, including the incurrence of indebtedness, the payment of dividends and other distributions, the extent to which the Company and its subsidiaries may agree to consensual restrictions on the ability of subsidiaries to pay dividends and indebtedness owed to the Company and other subsidiaries, the sale of subsidiary stock to third parties, transactions with affiliates and shareholders, the incurrence of liens, participation in sale-leaseback transactions, sales of assets and mergers. In general, the Indenture will permit the Company and certain subsidiaries to incur indebtedness if, after giving effect to the incurrence of such indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of the Company and its consolidated subsidiaries would be greater than 2:1.

CREDIT AGREEMENT

  The following description is based upon the commitment letter which the Company has received from Citibank, N.A., who will act as agent for the ultimate lenders under the Credit Agreement. The terms of the final Credit Agreement are not anticipated to differ materially from those described below.

  The Facilities. The Credit Agreement will establish the following credit facilities: a $150 million five-year term loan facility ("Terra Facility A"), a $80 million seven-year term loan facility ("Terra Facility B"), a $177 million seven-year term loan facility ("Terra Facility C"), a $80 million seven-year term loan facility ("Terra Facility D"), a $175 million five-year revolving credit facility ("Terra Facility E"), a $35 million five-year term facility ("AMLP Facility A") and a $50 million five-year revolving credit facility ("AMLP Facility B").

  Terra Facilities A, B and D will be used to finance the consummation of the Acquisition and to refinance certain outstanding indebtedness of the Company and Terra International. Terra Facility C will be available to finance any required repurchase of the Senior Notes. Terra Facility E will be available to provide for the on-going working capital needs of Terra Capital, Terra International, BMCH and BMC. AMLP Facility A will be used to refinance existing indebtedness of the Operating Partnership and AMLP Facility B will be available to provide for the on-going working capital needs of the Operating Partnership. After consummation of the Acquisition and the Refinancing, the primary obligor with respect to the Credit Agreement will be Terra Capital, which will own Terra International, AMC and BMCH. Terra Capital will be wholly-owned by Terra Holdings, another new subsidiary of the Company, and Terra Holdings will be wholly-owned by the Company. See "Summary--Post Acquisition Company Structure."

  Interest and Commitment Fees. Loans under the Credit Agreement will bear interest at one, three or six-month LIBOR, plus the Applicable Margin. The Applicable Margin will be 2% for all of the Facilities except Terra Facility B until loans under Terra Facility D are paid in full; thereafter the Applicable Margin for such Facilities will be 1.5%; provided that such Applicable Margin will be subject to adjustment up to 2% and down to 1% depending on the Company's consolidated ratio of debt to cash flow. The Applicable Margin for Terra Facility B will be 2.5%. Comparable interest rates based on Citibank's Base Rate will also be available. Commitment fees of 0.5% per year (subject to reduction if the ratio of debt to cash flow falls to a certain level) will be charged for unused facilities.

  Amortization. Subject to prepayment as summarized below, the loans under the Facilities will be due as follows: Terra Facility A--semiannual payments over the first five years after closing of the Merger, Terra Facility B--semiannual payments over the sixth and seventh years after closing of the Merger, Terra Facility C--semiannual payments over the six years following the first year after any Senior Notes are required to be repurchased, Terra Facility D--semiannual payments over the first seven years after closing of the Merger, Terra Facility E--five years after closing, AMLP Facilities A and B--five years after closing. Prepayments will be required in an amount equal to 75% of Terra Capital's consolidated annual Excess Cash Flow (earnings before interest, taxes, depreciation and amortization less the sum of cash interest expense, minority interest payments, capital expenditures, "Specified Payments" (meaning all interest due on the Senior Notes, dividends on the Common Shares not exceeding $10 million in 1995, $13 million in 1996, $17 million in 1997, $20 million in 1998 and $23 million thereafter, dividends on equity securities issued to retire loans under the Credit Agreement and ordinary expenses of the Company plus up to $5 million per year for other pre-existing obligations), scheduled payments of principal on indebtedness and cash payments of taxes), reducing to 50% after $20 million has been so paid in any year; 100% of the net proceeds over $10 million per year of non-ordinary course asset sales, reducing to 75% after Terra Facilities C and D have been retired; and 100% of the net proceeds of any equity security issuances until Terra Facilities C and D have been retired.

  Collateral. Loans under the Credit Agreement will be guaranteed by the Company, Terra Holdings, Terra Capital, AMC, and BMC and will be secured by pledges of the stock of Terra Capital, Terra International, AMC and BMCH and security interests in substantially all of the personal property of BMCH and BMC and the Operating Partnership, provided that the security interest granted in the Operating Partnership's assets will only secure the AMLP Facilities A and B.

  Covenants. The Credit Agreement will contain covenants customary for financings of this type including: (a) a limitation on annual capital expenditures to $40 million, (b) a prohibition on optional redemptions and repurchases of subordinated indebtedness, (c) limitations on additional debt, liens, receivables sales, investments, changes in lines of business and transactions with affiliates and (d) an annual limitation on acquisitions of $15 million (increasing to $50 million when Terra Facilities C and D have been retired, Terra Facilities A and B have been paid down to $100 million or less and the debt to cash flow ratio has reached 2.5 to 1 or better), subject to a 50% carryover for one year of any unused amount.

  The Credit Agreement will also include financial covenants requiring the Company to meet and maintain certain financial tests. These include requirements that the Company maintain, on a consolidated basis, ratios of earnings before interest, taxes, amortization and depreciation to interest charges of greater than 4.0 to 1 increasing to 4.50 in 1998 and 5.0 in 2001 and debt to cash flow of less than 3.75 to 1 until 1996 and 3.0 thereafter, a current ratio of at least 1.25 to 1 through 1997 and 1.50 thereafter (to be replaced by a ratio of debt to capital once Terra Facilities C and D are retired) and a minimum net worth of $375 million plus increases in capital stock and 50% of net income.

  Events of Default and Other Matters. The Credit Agreement will also contain customary events of default, including those relating to failure to pay amounts due, misrepresentation, failure to perform covenants, bankruptcy or insolvency, litigation and unsatisfied judgments, violations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and environmental laws and changes in control or ownership (except that after Terra Facilities C and D have been retired, it will not be an event of default if Minorco's ownership is at least 20% of the outstanding number of Common Shares and Minorco remains the single largest holder of Common Shares). In addition, if dividends and other payments with respect to the capital stock of Terra Capital exceed the sum of Specified Payments plus 50% of the portion of Excess Cash Flow from the previous year that is not required to be used to prepay the facilities, the lenders under the Credit Agreement may choose to terminate their commitments to lend or cause the Company to repurchase their loans.

OTHER OBLIGATIONS OF THE COMPANY'S SUBSIDIARIES

  The following briefly describes certain indebtedness and other obligations of Terra International and Terra Canada that will remain outstanding after the consummation of the Acquisition and the Refinancing. See the Company's financial statements and the notes thereto included herein and incorporated by reference.

  Terra International is a party to a receivables purchase agreement dated as of March 31, 1994, which expires March 31, 1996, allowing for the sale of an undivided interest in a designated revolving pool of accounts receivable up to $50 million in proceeds. As of June 30, 1994, $50 million of proceeds were received.

  Terra International also has outstanding $9.2 million Industrial Development Revenue Bonds dated April 1, 1992 which bear interest at an average of 6.8% and are subject to sinking fund requirements of $145,000 in 1994 and increasing to $1,240,000 for the final payment in 2011. The bonds are secured by a first mortgage on the Company's headquarters building in Sioux City, Iowa.

  Terra International has $37.5 million unsecured notes outstanding as of June 30, 1994 with various institutional investors. Such notes bear interest at rates between 8.48% and 9.625% and mature between 1996 and 2005. Terra International is also a party to various non-cancelable operating leases for agricultural equipment, rail cars and office, production and storage facilities expiring on various dates through 2001. In addition, it is a party to various letters of credit and swap agreements and financial derivatives to manage exposure to interest rates and natural gas prices.

  Terra Canada has a $37.8 million (Cdn.) lease arrangement covering certain assets of the Courtright Facility, which will be increased by approximately $20 million (Cdn.) to provide for an expanded urea plant. Current annual lease payments are approximately $4 million (Cdn.). The lease expires April 8, 1997, but can be extended for up to an additional five years with the consent of the lessor and is guaranteed by Terra International.

  Terra Canada also has a $35 million (Cdn.) revolving credit facility used to provide for working capital needs which expires May 31, 1995 and is renewable every 120 days for a 360 day term. Terra International provides a guarantee for this facility. Terra Canada has various foreign exchange forward and option contracts to manage exposure to currency fluctuations. These agreements are entered as designated hedges of fixed obligations and hedges of net foreign currency transaction exposures. It also has various swap agreements to manage exposure to interest rates.

AMCLP SENIOR PREFERENCE UNITS AND OTHER OBLIGATIONS

  AMC holds a 2% interest as general partner in AMCLP and the Operating Partnership on a combined basis. AMCLP's limited partnership interests are divided into publicly held Senior Preference Units with a 39.8% interest and Junior Preference Units and Common Units with a 58.2% interest, both of which are owned by AMC. The Senior Preference Units are entitled to receive the minimum quarterly distribution of $0.605 per unit, plus arrearages, before any amounts are paid to AMC as limited partner. In addition, the limited partnership agreement requires that 100% of any excess available cash after payment of the minimum quarterly distribution on Senior Preference Units be used to fund an $18.5 million reserve fund for the payment of future distributions on the Senior Preference Units. This reserve was fully funded at June 30, 1994. After payment of the minimum quarterly distribution on the Senior Preference Units, assuming the reserve is fully funded, the Junior Preference Units are entitled to receive the minimum quarterly distribution, plus arrearages, and after the Junior Preference Units are paid, the Common Units are entitled to receive the minimum quarterly distribution, plus arrearages other than arrearages outstanding on June 30 of any year on or prior to the Junior Conversion Date (as defined in AMCLP's limited partnership agreement), which shall be eliminated. Available cash remaining after the Common Units have received the minimum quarterly distribution is distributed to all unit holders pro rata, except that the right of the Senior Preference Units to participate in any such additional distribution terminates on the Senior Conversion Date, which is generally defined as the date (but no sooner than December 31, 1996) on which cash distributions of at least $2.64 per Senior Preference Unit have been paid for three consecutive 12-month periods. AMC, as general partner, also receives 2% of all distributions of Available Cash and is entitled, as an incentive, to larger percentage interests to the extent that distributions significantly exceed the minimum quarterly distributions.

  For a description of the capitalized lease obligations of the Operating Partnership that will continue after the consummation of the Acquisition and the Refinancing, see Note 6 to the Consolidated Financial Statements of AMCI included herein.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the underwriters named below (the "Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the respective numbers of shares set forth opposite the names of such Underwriters below.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      S. G. Warburg & Co. Inc.........................................
                                                                       ---------
          Total....................................................... 9,000,000
                                                                       =========

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters are committed to purchase all of the Common Shares, if any are so purchased.

  The Underwriters propose to offer such Common Shares to the public initially at the offering price per share as set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $      per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $      per share on sales to certain other
dealers. This offering of the Common Shares is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After this offering of the Common Shares, the public offering price and the concessions may be changed by the Underwriters.

  Each Underwriter has represented and agreed that: (a) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any Common Shares other than to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985, as amended; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom; and (c) it has issued or passed on and will issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Shares only to a person who is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Company has granted to the Underwriters an option for 30 days from the date of this Prospectus to purchase up to 1,350,000 additional Common Shares. The Underwriters may exercise such option only to cover over-allotments of the Common Shares offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional Common Shares proportionate to such Underwriter's initial commitment.

  The Underwriters expect that Minorco USA and its affiliates will purchase from the Underwriters approximately 53% of the Common Shares offered hereby (and 53% of any Common Shares purchased under the over-allotment option) at a price equal to the price to the public less the underwriting discount.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including any liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  Each of the Company, Minorco USA and certain directors and officers of the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any Common Shares, or securities convertible into or exchangeable for Common Shares, except in limited circumstances, for a period of 90 days from the date of this Prospectus without the prior written consent of S.G.Warburg & Co. Inc.

  S. G. Warburg & Co. Inc. has provided financial advisory services to the Company in connection with the Acquisition for which it will receive customary fees and also has provided financial advisory services to Minorco and its affiliates for which it received customary fees.

                                 LEGAL MATTERS

  Certain legal matters regarding the issuance of the Common Shares pursuant to this offering will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois (who will rely upon Piper & Marbury, Baltimore, Maryland, with respect to certain matters of Maryland law) and for the Underwriters by Andrews & Kurth L.L.P. (who will rely upon Piper & Marbury with respect to certain matters of Maryland law).

                                    EXPERTS

  The consolidated financial statements and schedules of the Company as of December 31, 1992 and 1993, and for each of the two years in the period ended December 31, 1993, included and incorporated by reference in this Prospectus and in the Registration Statement in which this Prospectus is included have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements and schedules of the Company as of December 31, 1991 and for the year then ended included elsewhere and incorporated by reference in this Prospectus and in the Registration Statement in which this Prospectus is included have been audited by Price Waterhouse LLP, independent certified public accountants, as indicated in their reports thereon, which are incorporated by reference herein. The financial statements and schedules audited by Price Waterhouse LLP have been included herein in reliance on their reports given their authority as experts in accounting and auditing.

  The consolidated financial statements of AMCI at December 31, 1992 and 1993, and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 13th Floor, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Toronto Stock Exchange, Exchange Tower, 2 First Canadian Place, Toronto, Ontario M5X 1J2 Canada.

  Additional information regarding the Company and the Common Shares offered hereby is contained in the registration statement on Form S-3 (together, with all exhibits and amendments, the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Commission's rules. For further information pertaining to the Company and the Common Shares offered hereby, reference is made to the Registration Statement (including the exhibits thereto), which may be inspected without charge at the office of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-8520) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 1994 and June 30, 1994; (iii) the Company's Current Report on Form 8-K dated August 9, 1994; and
(iv) the description of the Common Shares, set forth in the Registration Statement on Form 8-A dated May 2, 1988.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Common Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to George H. Valentine, Vice President, General Counsel and Corporate Secretary, Terra Industries Inc., Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000, telephone: (712) 277-1340.

                        INFORMATION WITH RESPECT TO AMCI

  AMCI and AMCLP are subject to certain of the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Commission. Information herein with respect to AMCI and its subsidiaries, including the AMCI consolidated financial statements (and related notes) included herewith, have been derived from AMCI's and AMCLP's Annual Reports on Form 10-K for the year ended December 31, 1993 and Quarterly Reports on Form 10-Q for the quarter ended June 30, 1994. Copies of all such reports filed by AMCI and AMCLP are available from the Commission as described under "Available Information."

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
TERRA INDUSTRIES INC. CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................  F-2
  Consolidated Statement of Financial Position--June 30, 1994 (unaudited)
   and December 31, 1993 and 1992.........................................  F-3
  Consolidated Statements of Income--Six Months Ended June 30, 1994 and
   1993 (unaudited), Year Ended December 31, 1993, 1992 and 1991..........  F-4
  Consolidated Statements of Stockholders' Equity--Six Months Ended June
   30, 1994 (unaudited), Year Ended December 31, 1993, 1992 and 1991......  F-5
  Consolidated Statements of Cash Flows--Six Months Ended June 30, 1994
   and 1993 (unaudited), Year Ended December 31, 1993, 1992 and 1991......  F-6
  Notes to Consolidated Financial Statements..............................  F-7
AGRICULTURAL MINERALS AND CHEMICALS INC. CONSOLIDATED FINANCIAL
 STATEMENTS:
  Report of Independent Auditors.......................................... F-21
  Consolidated Balance Sheets--June 30, 1994 (unaudited) and December 31,
   1993 and 1992.......................................................... F-22
  Consolidated Statements of Income--Six Months Ended June 30, 1994 and
   1993 (unaudited), and Years Ended December 31, 1993, 1992 and 1991..... F-23
  Consolidated Statements of Stockholders' Equity--Six Months Ended June
   30, 1994 (unaudited), and Years Ended December 31, 1993, 1992 and 1991. F-24
  Consolidated Statements of Cash Flows--Six Months Ended June 30, 1994
   and 1993 (unaudited), and Years Ended December 31, 1993, 1992 and 1991. F-25
  Notes to Consolidated Financial Statements.............................. F-26

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Terra Industries Inc.

  We have audited the accompanying consolidated statement of financial position of Terra Industries Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Corporation for the year ended December 31, 1991 were audited by other auditors whose report, dated February 13, 1992, expressed an unqualified opinion on those statements.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such 1993 and 1992 consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 1993 and 1992, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the financial statements, the Corporation changed its method of accounting for post-retirement medical benefits and income taxes effective January 1, 1992 to conform with Statements of Financial Accounting Standards No. 106 and 109.

                                          DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 1, 1994

                             TERRA INDUSTRIES INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
               (IN THOUSANDS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

                                                             DECEMBER 31,
                                               JUNE 30,   --------------------
                                                 1994       1993       1992
                                              ----------- ---------  ---------
                                              (UNAUDITED)
                   ASSETS
Cash and short-term investments..............  $  40,520  $  65,102  $ 121,789
Accounts receivable, less allowance for
 doubtful accounts of $7,348, $5,788 and
 $6,427......................................    352,464    122,774     71,995
Inventories..................................    268,357    244,995    198,621
Deferred tax asset--current..................     27,338     26,011     22,660
Other current assets.........................     25,459     10,586      7,611
                                               ---------  ---------  ---------
    Total current assets.....................    714,138    469,468    422,676
                                               ---------  ---------  ---------
Equity and other investments.................        --       2,218        480
Property, plant and equipment, net...........    124,786    110,670     91,969
Deferred tax asset--non-current..............      5,772     24,742     23,599
Net assets of discontinued operations........      3,522      3,488     32,369
Other assets.................................     28,677     23,896      9,099
                                               ---------  ---------  ---------
    Total assets.............................  $ 876,895  $ 634,482  $ 580,192
                                               =========  =========  =========
                 LIABILITIES
Debt due within one year.....................  $ 109,671  $   9,636  $  12,508
Accounts payable.............................    293,361     99,886     86,941
Accrued and other liabilities................    105,270    128,659    107,410
                                               ---------  ---------  ---------
    Total current liabilities................    508,302    238,181    206,859
                                               ---------  ---------  ---------
Long-term debt...............................     45,782    119,061    121,171
Deferred tax liability--non-current..........      2,383        451        --
Other liabilities............................     32,472     33,809     30,686
Commitments and contingencies (Note 11)......        --         --         --
                                               ---------  ---------  ---------
    Total liabilities........................    588,939    391,502    358,716
                                               ---------  ---------  ---------
            STOCKHOLDERS' EQUITY
Capital stock
  Common Shares, authorized 114,375 shares;
   outstanding 70,553, 69,455 and 65,346
   shares....................................    123,550    122,257     83,931
  Trust Shares, authorized 16,500 shares;
   outstanding none, none and 4,010 shares...        --         --      22,312
Paid-in capital..............................    523,915    516,128    531,609
Cumulative translation adjustment............       (795)      (488)       --
Accumulated deficit..........................   (358,714)  (394,917)  (416,376)
                                               ---------  ---------  ---------
    Total stockholders' equity...............    287,956    242,980    221,476
                                               ---------  ---------  ---------
    Total liabilities and stockholders'
     equity..................................  $ 876,895  $ 634,482  $ 580,192
                                               =========  =========  =========

        See accompanying Notes to the Consolidated Financial Statements.

                             TERRA INDUSTRIES INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                             SIX MONTHS                  YEARS ENDED
                           ENDED JUNE 30,                DECEMBER 31,
                         --------------------  ----------------------------------
                            1994       1993       1993        1992        1991
                         ----------  --------  ----------  ----------  ----------
                             (UNAUDITED)
REVENUES
  Net sales............. $1,059,475  $807,153  $1,212,510  $1,062,045  $1,003,766
  Other income, net.....     18,281    13,188      25,491      20,146      18,831
                         ----------  --------  ----------  ----------  ----------
                          1,077,756   820,341   1,238,001   1,082,191   1,022,597
                         ----------  --------  ----------  ----------  ----------
COST AND EXPENSES
  Cost of sales.........    897,685   681,611   1,021,187     904,246     849,684
  Depreciation and
   amortization.........      9,060     7,757      15,470      14,994      14,399
  Selling, general and
   administrative
   expense..............    100,172    84,137     161,791     137,232     132,845
  Equity in earnings of
   unconsolidated
   affiliates...........        (36)     (940)     (2,275)        --          --
  Interest income.......     (1,983)   (1,868)     (3,261)     (3,084)     (1,789)
  Interest expense......      5,841     6,652      12,944      10,617      14,352
                         ----------  --------  ----------  ----------  ----------
                          1,010,739   777,349   1,205,856   1,064,005   1,009,491
                         ----------  --------  ----------  ----------  ----------
  Income from continuing
   operations before
   income taxes and
   extraordinary items..     67,017    42,992      32,145      18,186      13,106
  Income tax provision..     25,400    12,155       9,300       7,757       1,073
                         ----------  --------  ----------  ----------  ----------
  Income from continuing
   operations before
   extraordinary items..     41,617    30,837      22,845      10,429      12,033
  Loss from discontinued
  operations:
    (Loss) income from
     operations, net of
     taxes..............        --        --          --       (4,025)      1,192
    Gain (loss) on
     disposition, net of
     taxes..............        --        --          --        2,360    (170,000)
                         ----------  --------  ----------  ----------  ----------
  Income (loss) before
   extraordinary items
   and cumulative effect
   of accounting
   changes..............     41,617    30,837      22,845       8,764    (156,775)
  Extraordinary gain
   (loss) on early
   retirement of debt...     (2,614)      --          --          --        5,115
  Cumulative effect of
   accounting changes...        --        --          --       22,265         --
                         ----------  --------  ----------  ----------  ----------
NET INCOME (LOSS)....... $   39,003  $ 30,837  $   22,845  $   31,029  $ (151,660)
                         ==========  ========  ==========  ==========  ==========
Weighted average number
 of shares outstanding..     70,336    69,033      69,064      69,103      67,103
                         ==========  ========  ==========  ==========  ==========
EARNINGS (LOSS) PER
 SHARE:
  Continuing operations. $     0.59  $   0.45  $     0.33  $     0.15  $     0.18
  Discontinued
   operations...........        --        --          --        (0.02)      (2.51)
                         ----------  --------  ----------  ----------  ----------
  Income (loss) before
   extraordinary items..       0.59      0.45        0.33        0.13       (2.33)
  Extraordinary gain
   (loss) on early
   retirement of debt...      (0.04)      --          --          --         0.07
  Cumulative effect of
   accounting changes...        --        --          --         0.32         --
                         ----------  --------  ----------  ----------  ----------
Net Earnings (Loss)..... $     0.55  $   0.45  $     0.33  $     0.45  $    (2.26)
                         ==========  ========  ==========  ==========  ==========

        See accompanying Notes to the Consolidated Financial Statements.

                             TERRA INDUSTRIES INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                CUMULATIVE
                           COMMON   CLASS A   TRUST   PAID-IN   TRANSLATION ACCUMULATED
                           SHARES   SHARES   SHARES   CAPITAL   ADJUSTMENT    DEFICIT    TOTAL
                          --------  -------  -------  --------  ----------- ----------- --------
December 31, 1990.......  $ 52,203  $17,898  $28,821  $527,607    $(8,823)   $(295,745) $321,961
 Exchange of HBMS
  Special Shares........     1,366      --      (796)     (570)       --           --        --
 Translation adjustment.       --       --       --        --       8,823          --      8,823
 Retirement of
  convertible
  debentures............     2,626      --       --      8,533        --         5,115    16,274
 Conversion of Class A
  Shares................    17,898  (17,898)     --        --         --           --        --
 Stock Incentive Plan...         4      --       --          9        --           --         13
 Net Loss...............       --       --       --        --         --      (156,775) (156,775)
                          --------  -------  -------  --------    -------    ---------  --------
December 31, 1991.......    74,097      --    28,025   535,579        --      (447,405)  190,296
 Exchange of HBMS
  Special Shares........     9,791      --    (5,713)   (4,078)       --           --        --
 Exercise of stock
  options...............        36      --       --         95        --           --        131
 Stock Incentive Plan...         7      --       --         13        --           --         20
 Net Income.............       --       --       --        --         --        31,029    31,029
                          --------  -------  -------  --------    -------    ---------  --------
December 31, 1992.......    83,931      --    22,312   531,609        --      (416,376)  221,476
 Exchange of HBMS
  Special Shares........    38,213      --   (22,312)  (15,901)       --           --        --
 Exercise of stock
  options...............       213      --       --        767        --           --        980
 Stock repurchase.......      (107)     --       --       (360)       --           --       (467)
 Translation adjustment.       --       --       --        --        (488)         --       (488)
 Stock Incentive Plan...         7      --       --         13        --           --         20
 Dividends..............       --       --       --        --         --        (1,386)   (1,386)
 Net Income.............       --       --       --        --         --        22,845    22,845
                          --------  -------  -------  --------    -------    ---------  --------
December 31, 1993.......   122,257      --       --    516,128       (488)    (394,917)  242,980
 Stock Incentive Plan...       120      --       --        847        --           --        967
 Exercise of stock
  options...............       442      --       --      1,764        --           --      2,206
 Conversion of
  convertible
  debentures............       731      --       --      5,176        --           --      5,907
 Translation adjustment.       --       --       --        --        (307)         --       (307)
 Dividends..............       --       --       --        --         --        (2,800)   (2,800)
 Net Income.............       --       --       --        --         --        39,003    39,003
                          --------  -------  -------  --------    -------    ---------  --------
June 30, 1994
 (unaudited)............  $123,550  $   --   $   --   $523,915    $  (795)   $(358,714) $287,956
                          ========  =======  =======  ========    =======    =========  ========


        See accompanying Notes to the Consolidated Financial Statements.

                             TERRA INDUSTRIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                              SIX MONTHS                YEARS ENDED
                            ENDED JUNE 30,              DECEMBER 31,
                          --------------------  ------------------------------
                            1994       1993       1993      1992       1991
                          ---------  ---------  --------  --------  ----------
                              (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......  $  39,003  $  30,837  $ 22,845  $ 31,029  $ (151,660)
Adjustments to reconcile
 net income from
 continuing operations
 to net cash (used in)
 provided by operating
 activities:
  Depreciation and
   amortization.........      9,060      7,757    15,470    14,994      14,399
  Income taxes..........     20,902      5,494     5,500     6,313        (345)
  (Gain) loss on early
   retirement of debt...      2,614        --        --        --       (5,115)
  Cumulative effect of
   accounting changes...        --         --        --    (22,265)        --
  Loss from discontinued
   operations...........        --         --        --      1,665     168,808
  Unfunded retiree
   medical costs........        --         --        723     1,161         --
  Equity in earnings of
   unconsolidated
   affiliates...........        (36)       --     (2,275)      --          --
  Other.................        533        508       713       --          --
Change in current assets
 and liabilities,
 excluding working
 capital purchased/sold:
  Accounts receivable...   (241,589)  (223,463)  (24,540)   (1,764)    (30,847)
  Inventories...........    (22,032)    20,160    (6,718)  (32,136)    (30,452)
  Other current assets..     (1,214)     2,241    (2,893)     (875)        917
  Accounts payable......    193,442    134,573    (9,945)   (2,071)     12,693
  Accrued and other
   liabilities..........    (16,945)    (5,887)    2,452        38      20,048
Other...................     (1,526)    (1,001)   (2,354)      684      (4,891)
                          ---------  ---------  --------  --------  ----------
NET CASH USED IN
 OPERATING ACTIVITIES...    (17,788)   (28,781)   (1,022)   (3,227)     (6,445)
                          ---------  ---------  --------  --------  ----------
INVESTING ACTIVITIES
  Proceeds from asset
   sales................        --       5,773    24,391    23,065     124,983
  Discontinued
   operations...........     (1,794)    (3,337)    5,630    (5,504)    (42,755)
  Purchase of property,
   plant and equipment..    (20,978)   (13,431)  (21,620)  (17,620)    (12,728)
  Acquisitions..........    (13,833)   (17,160)  (58,260)      --          --
  Proceeds from
   investments..........        582        --        --        --          --
  Dividends of
   unconsolidated
   affiliates...........        --         --        537       --          --
                          ---------  ---------  --------  --------  ----------
NET CASH (USED IN)
 PROVIDED BY INVESTING
 ACTIVITIES.............    (36,023)   (28,155)  (49,322)      (59)     69,500
                          ---------  ---------  --------  --------  ----------
FINANCING ACTIVITIES
  Net short-term
   borrowings...........    100,007     42,628     7,313       --          --
  Retirement of
   convertible
   debentures...........        --         --        --        --      (14,430)
  Premium paid on
   retirement of
   convertible
   debentures...........     (2,533)       --        --        --          --
  Proceeds from issuance
   of long-term debt....        --         --        250    30,000         --
  Principal payments on
   long-term debt.......    (67,344)    (6,468)  (12,545)   (5,842)     (5,832)
  Dividends.............     (2,800)       --     (1,386)      --          --
  Stock
   issuance/repurchase--
   net..................      2,206        --        513       --          --
                          ---------  ---------  --------  --------  ----------
NET CASH (USED IN)
 PROVIDED BY FINANCING
 ACTIVITIES.............     29,536     36,160    (5,855)   24,158     (20,262)
                          ---------  ---------  --------  --------  ----------
Foreign exchange effect
 on cash and short-term
 investments............       (307)       --       (488)      --          --
                          ---------  ---------  --------  --------  ----------
(DECREASE) INCREASE IN
 CASH AND SHORT-TERM
 INVESTMENTS............    (24,582)   (20,776)  (56,687)   20,872      42,793
CASH AND SHORT-TERM
 INVESTMENTS AT
 BEGINNING OF PERIOD....     65,102    121,789   121,789   100,917      58,124
                          ---------  ---------  --------  --------  ----------
CASH AND SHORT-TERM
 INVESTMENTS AT END OF
 PERIOD.................  $  40,520  $ 101,013  $ 65,102  $121,789  $  100,917
                          =========  =========  ========  ========  ==========
INTEREST PAID...........                        $ 11,800  $ 10,400  $   14,700
                                                ========  ========  ==========
TAXES PAID..............                        $  3,800  $  6,000  $    1,100
                                                ========  ========  ==========

        See accompanying Notes to the Consolidated Financial Statements.

                             TERRA INDUSTRIES INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation:

  The Consolidated Financial Statements include the accounts of Terra Industries Inc., formerly Inspiration Resources Corporation, and all majority-owned subsidiaries ("the Corporation").

  Operating results and, where appropriate, other data presented for prior years have been reclassified to reflect discontinued operations described in
Note 4.

 Business segment:

  The Corporation operates in the agribusiness industry through its wholly owned subsidiary, Terra International, Inc., a marketer and producer of fertilizer, crop protection products, seed and services for agriculture.

 Foreign Exchange:

  Results of operations for the Canadian subsidiary are translated using average currency exchange rates during the period, while assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as currency translation adjustments in stockholders' equity.

 Cash and short-term investments:

  The Corporation considers short-term investments with an original maturity of three months or less to be cash equivalents which are reflected at their approximate fair value.

 Inventories:

  Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the first-in, first-out method.

 Property, plant and equipment:

  Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives. Maintenance and repair costs are expensed as incurred.

 Reclassifications:

  Certain reclassifications have been made to prior years' financial statements to conform with current year presentation.

 Per-share results:

  Earnings-per-share data are based on the weighted average number of Common Shares that would become outstanding after allowing for the full exchange of Hudson Bay Mining and Smelting Co., Limited Special Shares held by the public and exercise of outstanding stock options. All previously unexchanged Special Shares were automatically exchanged for Common Shares of the Corporation on July 6, 1993. The dilutive effect of the Corporation's outstanding restricted shares, stock options and convertible debentures was not significant.

 Interim Financial Information:

  The unaudited consolidated financial statements as of June 30, 1994 contain all adjustments necessary to summarize fairly the financial position of Terra Industries Inc. and all majority-owned subsidiaries and

                             TERRA INDUSTRIES INC.

the results of the Corporation's operations for the six months ended June 30, 1994 and 1993. All such adjustments are of a normal recurring nature. Because of the seasonal nature of the Corporation's operations and effects of weather-related conditions in several of its marketing areas, earnings of any single reporting period should not be considered as indicative of results for a full year.

2. ACQUISITIONS

  On April 8, 1993, a wholly owned subsidiary of the Corporation, Terra International (Canada) Inc. ("Terra Canada") acquired rights to an anhydrous ammonia manufacturing plant and related upgrading facilities ("the nitrogen plant") located at Courtright, Ontario effective as of March 31, 1993. In addition, Terra Canada purchased working capital associated with the nitrogen plant and interests in 32 farm service centers operating under the trademark, Agromart(TM). All but two of the Agromarts(TM) are owned by corporations in which Terra Canada has a 50% interest, and the remaining 50% interests are owned by local management and other investors. The remaining two Agromarts(TM) are wholly owned by Terra Canada. The amount paid in connection with the transaction was approximately $73 million (Cdn) of which approximately $47 million (Cdn) was provided through lease financing and the remainder was funded by a working capital line of credit and cash.

  On December 31, 1993, Terra International, Inc. purchased net assets of certain operations of Asgrow Florida Company, Inc. ("Terra Asgrow Florida"), a distributor of fertilizer, chemicals and seed, for $39 million. Terra Asgrow Florida operates 12 distribution centers and is a supplier to the vegetable and ornamental markets, mostly in Florida. The amount paid at closing was approximately $31 million which was provided from available cash.

  Terra Canada's operating results from the date of acquisition are included in the Consolidated Statements of Income. The following represents unaudited pro forma summary results of operations as if both acquisitions had occurred at the beginning of 1992:

                                                           YEAR ENDED DECEMBER
                                             SIX MONTHS            31,
                                                ENDED     ---------------------
                                            JUNE 30, 1994    1993       1992
                                            ------------- ---------- ----------
                                              (IN THOUSANDS, EXCEPT PER-SHARE
                                                           DATA)
Revenues...................................   $887,700    $1,351,000 $1,282,800
Income before extraordinary items and
 cumulative effect of accounting changes...   $ 31,847    $   25,500 $   14,300
Net income.................................   $ 31,847    $   25,500 $   36,600
Net income per share.......................   $   0.46    $     0.37 $     0.53

  The pro forma operating results were adjusted to include lease expense rather than depreciation for the nitrogen plant, increased costs of seed sales, amortization of intangibles, interest expense on the acquisition borrowings and the effect of income taxes.

  The pro forma information listed above does not purport to be indicative of the results that would have been obtained if the operations were combined during the above period. In addition, they are not intended to be a projection of future operating results or trends.

3. ACCOUNTING CHANGES

  In 1992, the Corporation adopted Statement of Financial Accounting Standard ("SFAS") 106, "Employers Accounting for Post-Retirement Benefits Other than Pensions" and SFAS 109, "Accounting for Income Taxes." In connection with the adoption of SFAS 106, the Corporation elected to recognize

                             TERRA INDUSTRIES INC.

immediately the prior service cost of providing post-retirement medical benefits during the active service of the employee. This resulted in a one-time charge of $5.7 million, net of income taxes of $3.5 million. Net income from continuing operations for 1992 was reduced $0.7 million from that which would have been reported under the Corporation's previous accounting method. The pro forma effect of the change on prior years is not determinable. Prior to 1992, the Corporation recognized expense in the period the benefits were paid. These benefit costs were not significant in 1991.

  Accounting for income taxes under SFAS 109 requires recognition of deferred tax assets and liabilities for the effect of future tax consequences of events recognized in the Corporation's financial statements or tax returns. SFAS 109 requires the Corporation to recognize the income tax benefit of operating loss and tax credit carryforwards expected to be realized; such recognition was prohibited under SFAS 96, the Corporation's previous method of accounting for income taxes. A $28.0 million credit was recorded as the effect at January 1, 1992 of a change in accounting principle. Income tax expense from continuing operations was increased $6.5 million for 1992 pursuant to SFAS 109.

4. DISCONTINUED OPERATIONS

  During 1993, the Corporation sold the leasing business and the construction materials businesses, discontinued in 1992.

  As of December 31, 1992, the Corporation's Board of Directors approved plans to sell the leasing and construction materials businesses as well as equity interests in a copper alloy producer, an undeveloped beryllium mine property and its gold mining affiliate. As a result of this decision and a gain on the sale of remaining coal properties, discontinued in 1990, the Corporation realized a $2.4 million gain on disposition of discontinued operations during 1992.

  During the 1991 third quarter, the Corporation sold its interests in its base metals segment consisting of Hudson Bay Mining and Smelting Co., Limited ("HBMS") and related metals marketing and trading operations. The base metals segment was sold to Minorco, the Corporation's majority stockholder, for $87 million. The Corporation recognized a $170 million loss on the disposal of the base metals segment.

  Financial results of the base metals, coal, leasing and other discontinued businesses for 1993 have been applied against their respective reserves and 1992 and 1991 amounts have been included in discontinued operations and are as follows:

                                                                 1992    1991
                                                                 -----  ------
                                                                     (IN
                                                                  MILLIONS)
Revenues:
  Base metals................................................... $ --   $176.8
  Leasing.......................................................   5.9     8.3
  Construction materials........................................  27.8    29.4
                                                                 -----  ------
                                                                 $33.7  $214.5
                                                                 =====  ======
Income (loss) from operations, net of income taxes:
  Base metals................................................... $ --   $ (4.8)
  Leasing.......................................................  (2.8)    3.8
  Construction materials........................................  (0.8)   (0.2)
  Other.........................................................  (0.4)    2.4
                                                                 -----  ------
                                                                 $(4.0) $  1.2
                                                                 =====  ======

                             TERRA INDUSTRIES INC.

5. RELATIONSHIP WITH MAJORITY STOCKHOLDER

  Minorco, through its beneficial ownership of Common Shares, owns approximately 53 percent of the equity of the Corporation. In 1992, the Corporation discontinued its remaining operations in the gold mining business conducted through its 50 percent interest in Western Gold Exploration and Mining Company, Limited Partnership ("WestGold"). The remaining 50 percent interest is owned by Minorco. During 1991, the Corporation sold its base metals segment to Minorco as described in Note 4. The Corporation subleases office space to Minorco, procures certain insurance coverages for Minorco and related companies and shares the cost of an executive of both organizations. Payments in settlement of these services are made on an ongoing basis.

6. INVENTORIES

  Inventories consisted of the following:

                                                    JUNE 30,
                                                      1994       DECEMBER 31,
                                                   ----------- -----------------
                                                                 1993     1992
(IN THOUSANDS)                                     (UNAUDITED) -------- --------
Raw materials.....................................  $ 28,751   $ 22,983 $ 14,770
Finished goods....................................   239,606    222,012  183,851
                                                    --------   -------- --------
    Total.........................................  $268,357   $244,995 $198,621
                                                    ========   ======== ========

7. PROPERTY, PLANT AND EQUIPMENT, NET

  Property, plant and equipment, net consisted of the following:

                                               JUNE 30,
                                                 1994        DECEMBER 31,
                                              ----------- --------------------
                                                            1993       1992
(IN THOUSANDS)                                (UNAUDITED) ---------  ---------
Land and buildings...........................  $  75,359  $  66,343  $  59,589
Plant and equipment..........................    190,582    179,095    152,766
                                               ---------  ---------  ---------
                                                 265,941    245,438    212,355
Less accumulated depreciation and
 amortization................................   (141,155)  (134,768)  (120,386)
                                               ---------  ---------  ---------
    Total....................................  $ 124,786  $ 110,670  $  91,969
                                               =========  =========  =========

8. DEBT DUE WITHIN ONE YEAR

  Debt due within one year consisted of the following:

                                                      JUNE 30,
                                                        1994      DECEMBER 31,
                                                     ----------- --------------
                                                                  1993   1992
(IN THOUSANDS)                                       (UNAUDITED) ------ -------
Short-term borrowings...............................  $107,320   $7,313 $   --
Current maturities of long-term debt................     2,351    2,323  12,508
                                                      --------   ------ -------
    Total...........................................  $109,671   $9,636 $12,508
                                                      ========   ====== =======

  The Corporation has short-term domestic bank lines of credit consisting of a $130 million revolving credit facility, which is used primarily to provide for domestic seasonal working capital needs, a $26.2

                             TERRA INDUSTRIES INC.

million ($35 million Cdn) revolving credit facility used to provide for working capital needs for its Canadian operations, and a $15 million uncommitted line for working capital needs. There was $7.3 million outstanding at December 31, 1993 under the Canadian facility at an average rate of 4.6%. Interest on borrowings under these lines is charged at current market rates.

  Under both the domestic and Canadian facility, the Corporation has agreed, among other things, to maintain certain levels of working capital and net worth, adhere to maximum debt leverage limitations and restrict payments to the Corporation from operating subsidiaries. The Corporation's $130 million revolving credit agreement expires December 31, 1995. A commitment fee of 1/4 percent is paid on the unused portion of the facility, and no borrowings were outstanding at December 31, 1993. The Corporation's $35 million (Cdn) revolving credit agreement expires January 5, 1995 and is renewable every 120 days for a 360-day term. A commitment fee of 1/8 percent is paid on the facility. The Corporation's $15.0 million line is subject to periodic review and may be withdrawn by the bank at any time.

9. ACCRUED AND OTHER LIABILITIES

  Accrued and other liabilities consisted of the following:

                                                    JUNE 30,
                                                      1994       DECEMBER 31,
                                                   ----------- -----------------
                                                                 1993     1992
(IN THOUSANDS)                                     (UNAUDITED) -------- --------
Customer deposits.................................  $  7,751   $ 50,714 $ 41,714
Payroll and benefit costs.........................    24,085     17,072   15,167
Income taxes......................................    16,983     17,025    9,551
Other.............................................    56,451     43,848   40,978
                                                    --------   -------- --------
    Total.........................................  $105,270   $128,659 $107,410
                                                    ========   ======== ========

10. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                 JUNE 30,
                                                   1994       DECEMBER 31,
                                                ----------- ------------------
                                                              1993      1992
(IN THOUSANDS)                                  (UNAUDITED) --------  --------
8.5% Convertible Subordinated Debentures, due
 2012..........................................   $   --    $ 72,057  $ 72,057
Unsecured Senior Notes, 8.48%, due 2005........    30,000     30,000    30,000
Industrial Development Revenue Bonds bearing
 interest at an average 6.78% with increasing
 payments from 1994 to 2011....................     9,210      9,355     9,485
Industrial Development Revenue Bonds bearing a
 variable interest rate repaid December, 1993..       --         --      5,000
Unsecured Notes, 8.75% to 9.63%, due 1996 to
 1998..........................................     7,500      8,500    10,500
Bank Note, floating rate repaid January, 1993..       --         --      5,258
Other..........................................     1,423      1,472     1,379
                                                  -------   --------  --------
                                                   48,133    121,384   133,679
Less current maturities........................    (2,351)    (2,323)  (12,508)
                                                  -------   --------  --------
    Total......................................   $45,782   $119,061  $121,171
                                                  =======   ========  ========
Estimated Fair Value...........................   $45,800   $121,500  $121,000
                                                  =======   ========  ========

  Scheduled principal payments for each of the five years 1994 through 1998 are $2.3 million, $2.3 million, $2.8 million, $1.3 million and $6.5 million, respectively. See Note 19 for subsequent events.

                             TERRA INDUSTRIES INC.

  The Corporation's 8.5 percent Convertible Subordinated Debentures ("Debentures") are convertible into Common Shares any time prior to maturity, unless previously redeemed, at a conversion price of $8.083 per share. The Debentures are subject to redemption, upon not less than 20 days notice by mail, at any time, as a whole or in part, at the election of the Corporation. The redemption price, expressed as a percent of the principal amount of the Debentures to be redeemed, is 103.40% until May 31, 1994, 102.55% until May 31, 1995 and decreasing yearly thereafter to 100% at June 1, 1997.

  During 1992, the Corporation entered into a long-term note purchase agreement of $30 million in 8.48 percent Senior Notes requiring semi-annual payments through May 1, 2005. The Corporation has executed interest rate swap agreements to convert one-half of these notes to LIBOR-based floating rate instruments. The interest rate agreements became effective on April 15, 1993 and terminates on April 15, 2003. At December 31, 1993, the interest rate spread, in the Company's favor, amounted to 1.5% on the underlying instruments and resulted in an effective interest rate 7.7% on the $30 million Senior Notes. The debt agreement includes covenants similar to the Revolving Credit Agreement described in Note 8 and a requirement for rental and interest obligations coverage.

  The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Corporation and, along with other long-term debt due in 2003, by the Corporation's headquarters building located in Sioux City, Iowa.

  The fair value of long-term debt was established by reference to the public exchange market for the publicly traded long-term securities of the Corporation and consideration of redemption provisions. Estimates of fair value developed by the Corporation were utilized for other long-term debt.

11. COMMITMENTS AND CONTINGENCIES

  The Corporation and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2001. Total minimum rental payments are as follows:

      (IN THOUSANDS)
      1994.............................................................. $25,178
      1995..............................................................  21,329
      1996..............................................................  16,998
      1997..............................................................  11,244
      1998 and thereafter...............................................   5,061
                                                                         -------
          Total......................................................... $79,810
                                                                         =======

  The Corporation entered a lease financing agreement in connection with the purchase of an ammonia manufacturing plant and related upgrading facilities located near Sarnia, Ontario. The agreement is for a four-year term requiring annual lease payments of approximately $4.0 million (Cdn). Terra Canada has an option to purchase the nitrogen plant during the term of the lease and at expiration for approximately $47 million (Cdn). If, at the end of the lease term, Terra Canada elects not to exercise its purchase option, the Corporation must pay to the lessor approximately $40 million (Cdn), subject to reimbursement based on the proceeds realized upon the sale of the nitrogen plant by the lessor. Terra Canada has entered into certain agreements in order to convert its obligations with respect to the nitrogen plant set forth above from Canadian dollar and fixed rental obligations to U.S. dollar and variable rental obligations based on interest rate changes tied to LIBOR.

                             TERRA INDUSTRIES INC.

  Total rental expense under all leases, including short-term cancelable operating leases, was approximately $24.7 million, $19.4 million and $18.9 million for the years ended December 31, 1993, 1992 and 1991, respectively.

  In 1988, the Corporation formulated a fungicide for E. I. DuPont de Nemours and Company ("DuPont") at the Blytheville facility. The fungicide was recalled and claims in excess of $90 million, plus punitive damages, have been filed by third parties alleging damages from product use. During 1993, the Corporation reached a settlement with DuPont whereby DuPont will assume responsibility for all related pending product claims and will reimburse the Corporation for claims previously settled and not reimbursed by insurers. As a result of this settlement, reserves established in 1989 to cover expected recall and claims costs will not be required. Accordingly, the Corporation reduced 1993 costs in the fourth quarter by $4.2 million, the remaining amount of such reserves.

  A subsidiary of the Corporation has been notified by the United States Environmental Protection Agency ("EPA") that it is a potentially responsible party ("PRP") in the Matter of Valley Chemical Site, Greenville, Mississippi. Ten other companies have also been named as PRPs. Based on discussions with the EPA and review of information from other PRPs, the Corporation believes its responsibility is limited to a portion of material removal costs which should not be significant to its operating results.

  The Corporation is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Corporation against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50 percent or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Corporation may have to pay such amount. The Corporation has estimated that the present value of liabilities for which it retains contingent responsibility approximates $12 million at December 31, 1993. In the event the Corporation would be required to assume this liability, mineral reserves associated with the sold coal subsidiary would revert to the Corporation.

  The Corporation and certain of its subsidiaries are involved in the above mentioned and various other legal actions and claims, including environmental matters, arising from the normal course of business. Although it is not possible to predict with any certainty the outcome of such matters, it is the opinion of management that these matters will not have a material adverse effect on either the financial position or results of operations of the Corporation.

12. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

  Financial Instruments--The Corporation enters into foreign exchange forward and option contracts to manage exposure to currency fluctuations. These agreements are entered as designated hedges of fixed obligations and hedges of net foreign currency transaction exposures. At December 31, 1993, the notional amounts for all foreign exchange forward and foreign currency option contracts totaled $98.2 million. These amounts are a reflection of the extent of such activity and are disclosed for informational purposes only. They do not indicate the significantly smaller credit or economic risks involved in these agreements.

  These contracts had a carrying amount of $0.1 million and a fair value of $0.9 million. Fair value of foreign exchange forward contracts is based on quotations received from a quotation service and on computations prepared by the Corporation which are based on current rates of exchange. Maturities, which

                             TERRA INDUSTRIES INC.

are consistent with the settlement dates of items being hedged, extend through April 1997. The gains and losses on these contracts are deferred and included as a component of the related transaction.

  The Corporation fixes some natural gas supply prices through the use of swap agreements and financial derivatives. The Corporation had gas contracts with a computed value of $24.7 million and a fair value of $24.2 million based on contract prices and rates in effect at December 31, 1993. Gains and losses on futures contracts and swap agreements are credited or charged to manufacturing cost in the month to which the hedged transaction relates.

  At December 31, 1993, the Corporation had letters of credit outstanding totaling $19.5 million, guaranteeing various insurance and financing activities. Short-term investments of $13.0 million at December 31, 1993 and 1992 are restricted to collateralize certain of the letters of credit.

  The Corporation enters into the above agreements with a limited number of major international financial institutions. The Corporation does not expect any losses from credit exposure due to review and control procedures established by corporate policy.

  Concentrations of Credit Risk--The Corporation is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed with well capitalized, high quality financial institutions and in short duration corporate and government debt securities funds. By policy, the Corporation limits the amount of credit exposure in any one type of investment instrument.

13. STOCKHOLDERS' EQUITY

  The Corporation allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

  On July 6, 1993, the outstanding HBMS Special Exchangeable Non-Voting Shares ("HBMS Special Shares") were each automatically exchanged for one Common Share of the Corporation. Through the Corporation's Trust Shares, each HBMS Special Share had a vote equivalent to one Common Share of the Corporation. For Common Shares issued upon the exchange of HBMS Special Shares subsequent to August 31, 1986, the Corporation allocated $9.53 per share to the Common Share capital account, representing the average historical capitalization of the HBMS Special Shares.

  In 1992, the Corporation issued 375,500 restricted Common Shares under its 1992 Stock Incentive Plan to certain key employees of the Corporation. During 1993 an additional 38,500 shares were issued and 45,500 shares were forfeited. At December 31, 1993, 368,500 of the unvested shares remain outstanding. Under terms of the issuance, vesting of stock granted is contingent upon the attainment, prior to March 1999, of pre-established market price objectives for the Corporation's shares and/or, for approximately 31 percent of participants, specified regional or divisional three-year operating profit objectives. In 1991, the Corporation issued 33,300 restricted Common Shares under its 1987 Stock Incentive Plan. The agreement restricts the shares to vesting in equal annual installments over five years. The shares issued are entitled to normal voting rights and earn dividends as declared during the performance periods. Compensation expenses are accrued on ratable bases through the performance periods.

  The Corporation has authorized 16,500,000 Trust Shares for issuance. All Trust Shares previously outstanding were cancelled in July 1993.

  In addition to the Common and Trust Shares, the Corporation has authorized 19,125,000 Class A Shares for issuance. All Class A Shares previously outstanding were converted to Common Shares in 1991.

                             TERRA INDUSTRIES INC.

  A summary of changes in the Corporation's outstanding capital stock follows:

                                                COMMON  CLASS A  TRUST   TOTAL
                                                SHARES  SHARES   SHARES  SHARES
(IN THOUSANDS)                                  ------  -------  ------  ------
December 31, 1990.............................. 43,207   17,898   5,181  66,286
  Exchanges of HBMS Special Shares.............    144      --     (144)    --
  Retirement of Convertible Debentures.........  2,626      --      --    2,626
  Conversion of Class A Shares................. 17,898  (17,898)    --      --
  Stock Incentive Plan.........................     33      --      --       33
                                                ------  -------  ------  ------
December 31, 1991.............................. 63,908      --    5,037  68,945
  Exchange of HBMS Special Shares..............  1,027      --   (1,027)    --
  Exercise of stock options....................     36      --      --       36
  Stock Incentive Plan.........................    375      --      --      375
                                                ------  -------  ------  ------
December 31, 1992.............................. 65,346      --    4,010  69,356
  Exchange of HBMS Special Shares..............  4,010      --   (4,010)    --
  Exercise of stock options....................    213      --      --      213
  Repurchase of shares.........................   (107)     --      --     (107)
  Stock Incentive Plan.........................     (7)     --      --       (7)
                                                ------  -------  ------  ------
December 31, 1993.............................. 69,455      --      --   69,455
                                                ======  =======  ======  ======

  At December 31, 1993, 12.5 million Common Shares were reserved for issuance upon award of restricted shares, exercise of employee stock options and conversion of convertible debentures.

14. STOCK OPTIONS

  The Corporation's 1992 Stock Incentive Plan authorized granting key employees options to purchase Common Shares at not less than fair market value on the date of grant and also authorizes the award of performance units and restricted shares. The Corporation's 1983 Stock Option Plan and 1987 Stock Incentive Plan authorized granting key employees similar options to purchase Common Shares. No further options may be granted under the 1983 and 1987 Plan. Awards to a maximum of 2.5 million Common Shares may be granted under the 1992 Plan. Options generally may not be exercised prior to one year or more than ten years from the date of grant. At December 31, 1993, 1,763,500 Common Shares were available for grant under the 1992 Plan. A summary of activity under the 1992, 1987 and 1983 Plans follows:

                                                     SHARES      PRICE RANGE
                                                  UNDER OPTION    PER SHARE
(IN THOUSANDS)                                    ------------ ----------------
Balance at December 31, 1990.....................    2,603     $4.13  to $13.11
  Granted........................................      356                 3.38
  Expired/terminated.............................      505      3.38  to  13.11
  Exercised......................................      --                   --
                                                     -----     ----------------
Balance at December 31, 1991.....................    2,454     $3.38  to $13.11
  Granted........................................      328                 5.00
  Expired/terminated.............................      163      3.38  to  11.15
  Exercised......................................       36      3.38  to   4.13
                                                     -----     ----------------
Balance at December 31, 1992.....................    2,583     $3.38  to $13.11
  Granted........................................       41                 5.00
  Expired/terminated.............................      266      4.125 to  13.11
  Exercised......................................      213      3.38  to   6.75
                                                     -----     ----------------
Balance at December 31, 1993.....................    2,145     $3.38  to $11.38
                                                     =====     ================

                             TERRA INDUSTRIES INC.

  The number of options exercisable at December 31 for each of the past three years follows:

                                                                   PRICE RANGE
                                                         OPTIONS    PER SHARE
      (IN THOUSANDS)                                     ------- ---------------
       1991............................................   2,101  $4.13 to $13.11
       1992............................................   2,255   3.38 to  13.11
       1993............................................   1,777   3.38 to  11.38
                                                          =====  ===============

15. RETIREMENT PLANS

  The Corporation and its subsidiaries maintain non-contributory pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. The Corporation and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. The Corporation accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense (credit) were as follows:

                                                          1993    1992    1991
(IN THOUSANDS)                                           ------  ------  ------
Current service cost.................................... $2,627  $2,019  $1,914
Interest on projected benefit obligation................  3,539   2,322   2,077
Actual return on assets................................. (4,629) (2,290) (4,251)
Net amortization and other..............................    853      28   2,395
                                                         ------  ------  ------
Pension expense......................................... $2,390  $2,079  $2,135
                                                         ======  ======  ======

  The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:

                                          1993                    1992
                                 ----------------------- -----------------------
                                 PLANS WITH  PLANS WITH  PLANS WITH  PLANS WITH
                                  ASSETS IN  ACCUMULATED  ASSETS IN  ACCUMULATED
                                  EXCESS OF  BENEFITS IN  EXCESS OF  BENEFITS IN
                                 ACCUMULATED  EXCESS OF  ACCUMULATED  EXCESS OF
                                  BENEFITS   PLAN ASSETS  BENEFITS   PLAN ASSETS
(IN THOUSANDS)                   ----------- ----------- ----------- -----------
Actuarial present value of:
  Vested benefit obligations...   $(32,550)    $(1,532)   $(21,764)    $(1,069)
  Accumulated benefit
   obligations.................   $(36,213)    $(1,680)   $(24,376)    $(1,109)
  Projected benefit
   obligations.................   $(51,173)    $(1,993)   $(33,558)    $(1,155)
Plan assets at fair value......     45,626         --       30,732         --
                                  --------     -------    --------     -------
Funded status..................     (5,547)     (1,993)     (2,826)     (1,155)
Unrecognized net experience
 loss (gain)...................      4,061         295       1,673        (386)
Unrecognized prior service
 cost..........................        636         107         667         116
Unrecognized net transition
 (asset) obligation............     (3,469)        645      (3,835)        705
Additional minimum liability...        --         (734)        --         (389)
                                  --------     -------    --------     -------
Pension liability included in
 the Consolidated Statements of
 Financial Position............   $ (4,319)    $(1,680)   $ (4,321)    $(1,109)
                                  ========     =======    ========     =======

  Under the terms of the Canadian purchase agreement, the Corporation established a pension plan for transferring employees, whereby the seller will transfer assets, which approximate the projected benefit

                             TERRA INDUSTRIES INC.

obligations of $9.8 million. The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1993 were as follows:

                                                                  1993 1992 1991
                                                                  ---- ---- ----
Weighted average discount rates to determine:
  Pension expense................................................ 7.5% 8.5% 8.5%
  Present value of benefit obligations........................... 7.5% 8.5% 8.5%
Long-term per annum compensation increase........................ 5.0% 6.0% 6.0%
Long-term return on plan assets.................................. 9.5% 9.5% 9.5%
                                                                  ==== ==== ====

  The Corporation also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions to 6% of the employees' pay base. The cost of the Corporation's matching contribution to the savings plan totaled $1.4 million in 1993, and $1.1 million in 1992 and 1991.

16. POST-RETIREMENT BENEFITS

  The Corporation also provides health care benefits for eligible retired employees of its agribusiness subsidiary. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded.

  Employees hired prior to January 1, 1990 are eligible for participation in the plan. Participant contributions and co-payments are subject to escalation.

  The following table indicates the components of the post-retirement medical benefits obligation included in the Corporation's Consolidated Statement of Financial Position at December 31, 1993:

                                                              1993      1992
(IN THOUSANDS)                                              --------  --------
Accumulated post-retirement medical benefit obligation:
  Retirees................................................. $  2,054  $  2,168
  Fully eligible active plan participants..................    1,946     2,075
  Other active participants................................    5,305     6,205
                                                            --------  --------
  Funded status............................................   (9,305)  (10,448)
  Unrecognized net (gain) loss.............................      149        37
  Unrecognized prior service (benefit).....................   (2,040)      --
                                                            --------  --------
(Accrued) post-retirement benefit cost..................... $(11,196) $(10,411)
                                                            ========  ========

  Net periodic post-retirement medical benefit cost consisted of the following components:

                                                                  1993    1992
(IN THOUSANDS)                                                   ------  ------
Service cost of benefits earned................................. $  526  $  723
Interest cost on accumulated post-retirement medical benefit
 obligation.....................................................    614     730
Net amortization and other......................................   (127)    --
                                                                 ------  ------
Net periodic post-retirement medical benefit cost............... $1,013  $1,453
                                                                 ======  ======

                             TERRA INDUSTRIES INC.

  The Corporation limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the Plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 7.5% and was 8.0% in 1992. The determination of the Corporation's accumulated post-retirement benefit obligation as of December 31, 1993 utilizes the annual limit of 5% for increases in claims costs.

17. OTHER INCOME, NET

  Other income consisted of the following:

                                                          1993    1992    1991
(IN THOUSANDS)                                           ------- ------- -------
Fertilizer service revenue.............................. $13,531 $10,354 $ 9,743
Service charge income...................................   3,930   3,963   3,833
Other, net..............................................   8,030   5,829   5,255
                                                         ------- ------- -------
    Total............................................... $25,491 $20,146 $18,831
                                                         ======= ======= =======

18. INCOME TAXES

  Components of the income tax provision (benefit) applicable to continuing operations are as follows:

                                                          1993     1992   1991
(IN THOUSANDS)                                           -------  ------ ------
Current:
  Federal............................................... $ 4,884  $  640 $  600
  Foreign...............................................   3,750     --     --
  State.................................................   4,709     804    818
                                                         -------  ------ ------
                                                          13,343   1,444  1,418
                                                         -------  ------ ------
Deferred:
  Federal...............................................  (4,126)  6,288   (119)
  Foreign...............................................     451     --     --
  State.................................................    (368)     25   (226)
                                                         -------  ------ ------
                                                          (4,043)  6,313   (345)
                                                         -------  ------ ------
    Total income tax provision.......................... $ 9,300  $7,757 $1,073
                                                         =======  ====== ======

  Effective January 1, 1992, the Corporation adopted SFAS 109 to account for income taxes as described in Note 3 above. The Corporation has accumulated net operating loss ("NOL") carryforwards and, in prior years under provisions of its previous accounting method, the benefits from loss carryforwards had been included as a reduction of income tax expense in the year utilized.

                             TERRA INDUSTRIES INC.

  The income tax provision differs from the federal statutory provision for the following reasons:

                                                      1993     1992    1991
(IN THOUSANDS)                                       -------  ------- -------
Income (loss) from continuing operations before
taxes:
  U.S............................................... $19,046  $18,186 $13,106
  Canada............................................  13,099      --      --
                                                     -------  ------- -------
                                                     $32,145  $18,186 $13,106
                                                     =======  ======= =======
Statutory income tax:
  U.S............................................... $ 6,666  $ 6,183 $ 4,456
  Canada............................................   4,978      --      --
                                                     -------  ------- -------
                                                      11,644    6,183   4,456
Non-deductible expenses.............................     698      710     705
State and local income taxes........................   3,061      547     391
Benefit of loss carryforwards.......................  (4,494)     --   (5,036)
Change in federal tax rates.........................  (1,233)     --      --
Undistributed equity earnings.......................    (865)     --      --
Other...............................................     489      317     557
                                                     -------  ------- -------
Income tax provision................................ $ 9,300  $ 7,757 $ 1,073
                                                     =======  ======= =======

  Deferred tax assets totaled $50.8 million and $46.3 million at December 31, 1993 and 1992, respectively. At December 31, 1993, undistributed earnings of the Canadian subsidiary, considered permanently invested, for which deferred income taxes have not been provided, was $8.9 million. The tax effect of NOL and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax assets were as follows:

                                                                1993     1992
(IN THOUSANDS)                                                --------  -------
NOL, capital loss and tax credit carryforwards............... $ 28,937  $31,209
Discontinued business costs..................................    7,295    8,992
Unfunded employee benefits...................................    8,146    8,354
Accrued liabilities..........................................    8,658    5,705
Inventory valuation..........................................    4,059    3,418
Account receivable allowances................................    2,176    2,286
Depreciation.................................................   (6,297)  (4,020)
Valuation allowance..........................................   (2,765)  (9,554)
Other........................................................       93     (131)
                                                              --------  -------
                                                              $ 50,302  $46,259
                                                              ========  =======

  Remaining unutilized NOL carryforwards were approximately $55 million and $51 million at December 31, 1993 and 1992, respectively. NOL carryforwards that have not been utilized expire in 2005. Investment tax credits of approximately $1.7 million expire in varying amounts from 1998 through 2000. Alternative minimum taxes paid of $5.2 million are available to offset future tax liabilities and have an indefinite life. The Corporation's capital loss carryforwards totalled $7.9 million and $28.1 million at December 31, 1993 and 1992, respectively. Capital loss carryforwards that are not utilized will expire in 1997. The change in the valuation allowance reflects current utilization of capital losses against capital gains and changes in tax rates. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

                             TERRA INDUSTRIES INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:

                                                        1993     1992     1991
(IN THOUSANDS)                                         ------- --------  ------
Current:
  Federal............................................. $   --  $    120  $2,496
  State and local.....................................     --     5,479   1,992
                                                       ------- --------  ------
                                                           --     5,599   4,488
                                                       ------- --------  ------
Deferred:
  Federal.............................................     --   (18,887)    554
  State and local.....................................     --    (2,001)   (629)
                                                       ------- --------  ------
                                                           --   (20,888)    (75)
                                                       ------- --------  ------
                                                       $   --  $(15,289) $4,413
                                                       ======= ========  ======

19. SUBSEQUENT EVENTS

  Subsequent to June 30, 1994 the following events occurred:

  On August 9, 1994, the Corporation announced it had signed a definitive agreement to acquire Agricultural Minerals and Chemicals Inc. ("AMCI"). AMCI has annual sales of approximately $366 million and operates two fertilizer and one methanol manufacturing facilities. The acquisition will be accounted for under the purchase method of accounting. The Corporation will obtain additional funds from a combination of debt financing, offering of equity securities and utilization of available cash. See Pro Forma Condensed Consolidated Financial Statements appearing elsewhere in this Prospectus.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Agricultural Minerals and Chemicals Inc.

  We have audited the accompanying consolidated balance sheets of Agricultural Minerals and Chemicals Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agricultural Minerals and Chemicals Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Tulsa, Oklahoma
February 11, 1994

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                  JUNE 30,   -----------------
                                                    1994       1993     1992
                                                 ----------  -------- --------
                                                 (UNAUDITED)
                     ASSETS
Current assets:
  Cash and cash equivalents.....................  $ 88,718   $ 60,653 $ 44,367
  Receivables:
    Trade--net of allowance for doubtful
     accounts of $630 at December 31, 1993 and
     $500 at December 31, 1992..................    37,534     24,893   18,722
    Other, including related party (Note 9).....     4,332      5,017    3,922
  Inventory--finished products..................    14,546     21,262   32,435
  Inventory--materials and supplies.............    10,836     10,365   14,998
  Prepaid expenses..............................    15,673     15,399    8,555
                                                  --------   -------- --------
      Total current assets......................   171,639    137,589  122,999
Net property, plant and equipment (Notes 4 and
 6).............................................   319,383    326,899  347,012
Deferred finance charges, net of accumulated
 amortization of $2,338 and $3,734 at December
 31, 1993 and 1992, respectively................    10,412     11,450    7,297
Distribution reserve fund (Note 10).............    18,480     18,480   18,480
Other assets....................................    10,891     11,977   10,125
                                                  --------   -------- --------
      Total assets..............................  $530,805   $506,395 $505,913
                                                  ========   ======== ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................  $ 28,531   $ 35,379 $ 30,549
  Accrued liabilities...........................    24,197     15,491   11,974
  Customer prepayments..........................       428      2,928    4,377
  Revolving credit borrowings (Note 6)..........       --       9,000   24,000
  Current portion of long-term debt (Note 6)....     1,370        726   14,691
                                                  --------   -------- --------
      Total current liabilities.................    54,526     63,524   85,591
Long-term debt and capital lease obligations
 (Note 6).......................................   215,659    218,692  120,428
Other liabilities...............................     4,179      2,055    2,999
Deferred income taxes...........................    25,231     16,425   13,816
Minority interest...............................   161,798    156,352  155,043
Common stock and options with liquidity rights
 (Note 5).......................................     4,347      4,294   15,792
Stockholders' equity:
  Agricultural Minerals and Chemicals Inc.
   common stock, par value $.01 per share (Notes
   1 and 8):
    Class A: 25,000,000 and 15,000,000 shares
     authorized, 16,951,630 and 9,717,080 shares
     issued and outstanding at December 31, 1993
     and 1992, respectively.....................       170        170       97
    Class B: 25,000,000 and 15,000,000 shares
     authorized, 207,000 and 1,067,000 shares
     issued and outstanding at December 31, 1993
     and 1992, respectively.....................         2          2       11
  BMC Holdings Inc. common stock, par value $.01
   per share (Note 1):
    Class A: 15,000,000 shares authorized,
     5,775,000 shares issued and outstanding....       --         --        58
    Class B: 15,000,000 shares authorized,
     1,050,000 shares issued and outstanding....       --         --        10
  Capital in excess of par value................    40,472     40,485  106,005
  Retained earnings.............................    24,421      4,396    6,063
                                                  --------   -------- --------
      Total stockholders' equity................    65,065     45,053  112,244
                                                  --------   -------- --------
      Total liabilities and stockholders'
       equity...................................  $530,805   $506,395 $505,913
                                                  ========   ======== ========

                            See accompanying notes.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                 SIX MONTHS              YEARS ENDED
                               ENDED JUNE 30,            DECEMBER 31,
                              ------------------  ----------------------------
                                1994      1993      1993      1992      1991
                              --------  --------  --------  --------  --------
                                 (UNAUDITED)
Revenues..................... $231,782  $193,579  $365,786  $324,953  $252,729
Cost of goods sold...........  151,040   147,796   283,908   234,537   173,500
                              --------  --------  --------  --------  --------
Gross profit.................   80,742    45,783    81,878    90,416    79,229
Operating expenses...........  (12,973)  (11,657)  (27,775)  (25,033)  (18,231)
Other operating income.......       37        34       299       230       795
                              --------  --------  --------  --------  --------
Operating income.............   67,806    34,160    54,402    65,613    61,793
Interest income..............    1,971       798     1,820     2,317     3,252
Interest expense.............  (12,622)   (7,368)  (17,759)  (14,870)  (21,448)
Other income (expense).......       94       316    (2,409)      486       (29)
                              --------  --------  --------  --------  --------
Income before income taxes,
 minority interest and
 extraordinary expense.......   57,249    27,906    36,054    53,546    43,568
Income taxes (Note 3)........  (14,898)   (6,868)   (7,721)  (12,484)  (16,484)
Minority interest............  (15,526)  (13,810)  (19,789)  (20,450)   (1,325)
                              --------  --------  --------  --------  --------
Income before extraordinary
 expense.....................   26,825     7,228     8,544    20,612    25,759
Extraordinary expense--early
 retirement of debt, net of
 income tax benefit of $1,313
 in 1993 and $3,616 in 1991..      --        --     (2,550)      --     (5,899)
                              --------  --------  --------  --------  --------
Net income................... $ 26,825  $  7,228  $  5,994  $ 20,612  $ 19,860
                              ========  ========  ========  ========  ========
Weighted average shares
 outstanding.................   17,435    17,438    17,438    17,438    11,402
                              ========  ========  ========  ========  ========
EARNINGS PER SHARE:
Income before extraordinary
 expense..................... $   1.54  $   0.41  $   0.49  $   1.18  $   2.26
Extraordinary expense........      --        --      (0.15)      --      (0.52)
                              --------  --------  --------  --------  --------
Net income................... $   1.54  $   0.41  $   0.34  $   1.18  $   1.74
                              ========  ========  ========  ========  ========


                            See accompanying notes.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              (IN THOUSANDS, EXCEPT SHARES AND PER-SHARE AMOUNTS)

                            AGRICULTURAL
                              MINERALS
                            AND CHEMICALS
                                INC.         BMC HOLDINGS INC.   CAPITAL
                            COMMON STOCK       COMMON STOCK        IN
                          ------------------ ------------------ EXCESS OF  RETAINED
                            SHARES    AMOUNT   SHARES    AMOUNT PAR VALUE  EARNINGS
                          ----------  ------ ----------  ------ ---------  --------
Balance at December 31,
 1990...................  10,900,000   $109         --    $--   $108,891   $ 3,015
  Capital contributed at
   BMCH formation.......         --     --    7,000,000     70    69,930       --
  Net income............         --     --          --     --        --     19,860
  Capital contribution
   from Equity Incentive
   Plan compensation....         --     --          --     --      1,560       --
  Dividends paid (AMCI--
   $5.72 per share).....         --     --          --     --    (46,074)  (16,274)
  Issuance of liquidity
   rights on shares and
   options..............    (115,920)    (1)        --     --     (5,649)      --
                          ----------   ----  ----------   ----  --------   -------
Balance at December 31,
 1991...................  10,784,080    108   7,000,000     70   128,658     6,601
  Net income............         --     --          --     --        --     20,612
  Capital contribution
   from Equity Incentive
   Plan compensation....         --     --          --     --      1,000       --
  Dividends paid (AMCI--
   $3.18 per share).....         --     --          --     --    (13,512)  (21,150)
  Issuance of liquidity
   rights on shares and
   options..............         --     --     (175,000)    (2)   (1,858)      --
  Change in value of
   liquidity rights on
   shares and options...         --     --          --     --     (8,283)      --
                          ----------   ----  ----------   ----  --------   -------
Balance at December 31,
 1992...................  10,784,080    108   6,825,000     68   106,005     6,063
  Net income............         --     --          --     --        --      5,994
  Capital contribution
   from Equity Incentive
   Plan compensation....         --     --          --     --     (2,061)      --
  Dividends paid (AMCI--
   $7.58 per share).....         --     --          --     --    (74,961)   (7,661)
  Change in value of
   liquidity rights on
   shares and options...         --     --          --     --     11,498       --
  Exchange of BMCH
   shares for AMCI
   shares (Note 1)......   6,374,550     64  (6,825,000)   (68)        4       --
                          ----------   ----  ----------   ----  --------   -------
Balance at December 31,
 1993...................  17,158,630    172         --     --     40,485     4,396
  Net income
   (unaudited)..........         --     --          --     --        --     26,825
  Dividends paid (AMCI-
   $0.39 per share
   (unaudited)).........         --     --          --     --        --     (6,800)
  Repurchase of Common
   Shares (unaudited)...      (3,248)   --          --     --        (37)      --
  Capital contribution
   from Equity Incentive
   Plan Compensation
   (unaudited)..........         --     --          --     --         77       --
  Change in value of
   liquidity rights on
   shares and options
   (unaudited)..........         --     --          --     --        (53)      --
                          ----------   ----  ----------   ----  --------   -------
Balance at June 30, 1994
 (unaudited)............  17,155,382   $172         --    $--   $ 40,472   $24,421
                          ==========   ====  ==========   ====  ========   =======

                            See accompanying notes.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                    SIX MONTHS             YEAR ENDED
                                  ENDED JUNE 30,          DECEMBER 31,
                                  ----------------  --------------------------
                                   1994     1993     1993     1992      1991
                                  -------  -------  -------  -------  --------
                                    (UNAUDITED)
OPERATING ACTIVITIES
Net income......................  $26,825  $ 7,228  $ 5,994  $20,612  $ 19,860
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization.   14,269   13,285   26,876   26,713    16,168
  Amortization and write-off of
   deferred finance charges.....    1,042    1,315    6,448    2,816     5,416
  Provision for deferred income
   taxes........................    8,806      468    2,609    5,782     6,119
  Minority interest in earnings.   15,526   13,810   19,789   20,450     1,325
  Changes in operating assets
   and liabilities:
    Receivables.................   (9,172) (10,506)  (7,266)   2,614    (2,678)
    Inventories.................    6,245   20,368   15,806  (13,600)     (336)
    Prepaid expenses............     (274)  (4,564)  (6,844)  (1,648)     (151)
    Accounts payable, accrued
     liabilities and customer
     prepayments................     (642)   3,491    6,898   (1,313)   14,409
    Other.......................    3,650   (2,001)  (4,370)     181    (2,193)
                                  -------  -------  -------  -------  --------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES.....................   66,275   42,894   65,940   62,607    57,939
INVESTING ACTIVITIES
  Purchase of methanol assets...      --       --       --       --   (164,869)
  Capital expenditures..........   (5,576)  (4,261)  (6,968)  (9,878)   (3,163)
  Proceeds from sale of assets..      --       --       --     1,100       --
                                  -------  -------  -------  -------  --------
NET CASH USED IN INVESTING
 ACTIVITIES.....................   (5,576)  (4,261)  (6,968)  (8,778) (168,032)
FINANCING ACTIVITIES
  Borrowings under revolving
   line of credit...............    2,500   35,000   80,000   37,000     5,000
  Repayments of revolving line
   of credit....................  (17,500) (45,500) (89,000) (18,000)      --
  Proceeds from issuance of
   long-term obligations........      --       --   175,000      --    140,000
  Repayment of long-term debt...     (315)  (7,299) (96,701)  (9,085) (170,567)
  Capital contribution..........      --       --       --       --     70,000
  Proceeds from public offering.      --       --       --       --    153,033
  Financing fees and transaction
   costs paid...................     (439)    (545) (10,883)  (7,469)   (8,792)
  Distribution reserve funding..      --       --       --   (18,480)      --
  Partnership distributions to
   minority interests...........  (10,080)  (9,240) (18,480) (15,265)      --
  Dividends to shareholders.....   (6,800) (12,752) (82,622) (34,662)  (62,348)
                                  -------  -------  -------  -------  --------
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES...........  (32,634) (40,336) (42,686) (65,961)  126,326
                                  -------  -------  -------  -------  --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS...........   28,065   (1,703)  16,286  (12,132)   16,233
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD............   60,653   44,367   44,367   56,499    40,266
                                  -------  -------  -------  -------  --------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD......................  $88,718  $42,664  $60,653  $44,367  $ 56,499
                                  =======  =======  =======  =======  ========

                            See accompanying notes.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

1. ORGANIZATION AND BUSINESS

  Agricultural Minerals and Chemicals Inc. ("AMCI"), a holding company incorporated in the State of Delaware, owns 100% of the common stock of both BMC Holdings Inc. ("BMCH") and Agricultural Minerals Corporation ("AMC"), the general partner of Agricultural Minerals Company, L.P. ("AMCLP"). AMCLP is a Delaware limited partnership which owns a 99% limited partner interest as the sole limited partner in Agricultural Minerals, Limited Partnership (the "Operating Partnership"). The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), is majority owner of AMCI, formerly AMC Holdings Inc. MSLEF II, which owns AMCI common stock representing 74.2% of all the AMCI common equity on a fully diluted basis as of June 30, 1994, is a Delaware limited partnership whose general partner, MSLEF II, Inc., is a wholly owned subsidiary of Morgan Stanley Group Inc.

  In October 1993, AMCI completed the following principal elements of a recapitalization (the "1993 AMCI Recapitalization"): (a) the transfer to AMCI of all the outstanding shares of common stock of BMCH by the equity holders of BMCH in exchange for shares of AMCI common stock, and the exchange of all the outstanding options to purchase shares of common stock of BMCH for options to purchase shares of AMCI common stock, at a rate of .934 of a share of AMCI common stock for each share of common stock of BMCH (the "BMCH Transfer"), including the exchange by MSLEF II of all the outstanding shares of voting common stock of BMCH for shares of common stock of AMCI, resulting in BMCH becoming a wholly owned subsidiary of AMCI; (b) the public offering of $175 million aggregate principal amount of 10 3/4% Senior Notes due 2003 of AMCI (the "Notes"), the net proceeds of which ($169.8 million) were used to (i) prepay the entire $85.5 million principal amount of a term loan outstanding under the then existing credit agreement of Beaumont Methanol Corporation ("BMC"), (ii) pay dividends or dividend equivalents in an aggregate amount of $75 million to the holders (prior to the BMCH Transfer) of the outstanding common equity of AMCI, and (iii) for general corporate purposes; (c) the execution and delivery of a credit agreement among BMCH, BMC and certain lenders and the agent named therein, providing for the establishment of (i) a $20 million revolving credit facility, which was used to repay all revolving loans outstanding under BMC's existing $20 million revolving credit facility and to provide for BMC's ongoing working capital requirements and for other general corporate purposes, (ii) a $50 million letter of credit facility (for the account of BMC and for the benefit of AMCI) to support the payment of interest on the Notes for a period not to extend beyond December 31, 1996, and
(iii) a guaranty by BMCH of BMC's obligations thereunder. In addition, the holders of shares of AMCI Class B common stock exchanged their shares for AMCI Class A common stock. The BMCH Transfer was accounted for as a merger of entities under common control. Accordingly, the assets and obligations of BMCH were recorded at their historical cost as of the date of the BMCH Transfer.

  The Operating Partnership was organized by AMC, the general partner, to succeed to and acquire the nitrogen fertilizer business of AMC on December 4, 1991. AMC, as the general partner, conducts, directs, manages and exercises full control over all business and affairs of AMCLP.

  The Operating Partnership is in the business of manufacturing, distributing and selling fertilizer products, including ammonia, urea and urea ammonium nitrate solution which are principally used by farmers to improve the yield and quality of their crops. Customers vary in size and are primarily related to the agriculture industry. The Operating Partnership sells products throughout the United States and internationally. The Partnership's customers vary in size and are primarily related to the agricultural industry. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Expected credit losses have been provided for in the financial statements.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

  On December 4, 1991, AMCLP completed a public offering of 7,636,364 Senior Preference Units at $21.50 per unit. Immediately prior to the closing, AMC conveyed substantially all its assets (except for $107.6 million in cash plus certain assets necessary to provide general and administrative services) and operations to the Operating Partnership, and the Operating Partnership assumed substantially all its liabilities (excluding income tax liabilities) in exchange for a 99% limited partnership interest and a 1% general partnership interest in the Operating Partnership. The contributed net assets and assumed obligations of the Operating Partnership were recorded at AMC's historical cost as of December 4, 1991. AMC then contributed all of its limited partner interest in the Operating Partnership to AMCLP in exchange for (i) 6,000,000 Junior Preference Units and 5,172,414 Common Units and (ii) 1.0101% or 1/99th general partnership interest in AMCLP. Thereafter, AMCLP contributed the net proceeds of the offering to the Operating Partnership. The $148.5 million net proceeds from the sale of the units, after deducting underwriting discounts and offering expenses of $15.6 million, were used, along with other available funds, to repay $150.5 million of long-term debt. Following these transactions, the Senior Preference Unitholders, which are reported as minority interests in these consolidated financial statements, have a 39.8% limited partnership interest in the combined Partnership (AMCLP and the Operating Partnership). AMC has a 58.2% limited partnership interest in the combined Partnership through its ownership of Junior Preference Units and Common Units. In addition, AMC owns a 2% general partnership interest in the combined Partnership.

  BMCH, a holding company, owns 100% of BMC. BMCH was incorporated in the State of Delaware on November 27, 1991. Prior to the acquisition discussed below, BMCH did not have significant operations. BMC is in the business of manufacturing, distributing and selling methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of MTBE, an oxygenate and an octane enhancer for gasoline. BMC sells methanol produced at its facility located in Beaumont, Texas. BMC's customers are primarily large chemical or MTBE producers.

  On December 12, 1991, BMCH invested $70 million in BMC to provide funding for BMC's acquisition of certain assets of E. I. du Pont de Nemours and Company's ("DuPont") methanol business in Beaumont, Texas for a purchase price of approximately $165 million and to provide start-up capital. The balance of the acquisition was financed by BMC with $105 million of bank term notes which were subsequently repaid in connection with the 1993 AMCI Recapitalization discussed above. The acquisition was accounted for as a purchase, and the purchase price was allocated to the assets and liabilities based upon their estimated fair values at the date of the acquisition as follows (in millions):

      Property, plant and equipment...................................... $ 158
      Receivables........................................................     2
      Other assets and obligations (net).................................     5
                                                                          -----
                                                                          $ 165
                                                                          =====

  Concurrent with the acquisition, BMC entered into several agreements with DuPont, including the DuPont Services Agreement, whereby DuPont provides certain operating services to the facility on substantially the same terms and conditions as it provides services and allocates costs to the other manufacturing processes at the Beaumont complex. Under the Interim Operating Agreement, which ended November 30, 1992, DuPont operated the facility, assisted BMC in training new employees and provided consulting and advisory services. The DuPont carbon dioxide Supply Agreement provides that DuPont will supply carbon dioxide to the Beaumont facility at agreed quantities and prices. Under the methanol purchase and sale agreement, BMC sells methanol to DuPont for a term of ten years from the date of

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)
acquisition at agreed quantities and prices. Under this agreement, DuPont must purchase a minimum of 108 million gallons of methanol per year at market-based prices. For the years ended December 31, 1993, 1992 and 1991, sales to DuPont were $41.3 million, $46.6 million and $5.3 million, respectively.

  BMC also has an exclusive marketing services agreement with Trammochem, a division of Transammonia, Inc., to provide marketing services for the methanol produced at the Beaumont facility. Trammochem is a major marketer of chemicals, including methanol, throughout the world (see Note 8).

2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation:

  These financial statements present the consolidated financial position, results of operations and cash flows of AMCI. As discussed in Note 1, the BMCH Transfer completed in October 1993 resulted in BMCH becoming a wholly owned subsidiary of AMCI. Subsequent to its formation in late 1991 and until the BMCH Transfer, the financial statements of BMCH have been combined and presented as a single entity with those of AMCI because of common ownership, management and control. Accordingly, the consolidated financial statements of AMCI for all periods presented include the account balances of that company, AMC, AMCLP and the Operating Partnership and BMCH and BMC subsequent to their formation. AMCLP's income is allocated to AMC in accordance with the provisions of the Agreement of Limited Partnership. All significant intercompany balances and transactions have been eliminated in consolidation.

 Cash and Cash Equivalents:

  AMCI considers liquid debt instruments with a maturity of three months or less to be cash equivalents. At December 31, 1993, substantially all cash and cash equivalents ($60.7 million) is placed with three high credit quality financial institutions. Cash on hand includes $27.8 million maintained at AMC (see Note 10 for AMC minimum net worth requirements).

 Inventories:

  Product inventories are stated at the lower of average cost or market. Cost includes labor, materials, depreciation and other production costs. Materials and supplies inventories are stated at the lower of average cost or market.

 Property, Plant and Equipment:

  Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to income as incurred. When properties are retired or otherwise disposed of, the cost thereof and the applicable accumulated depreciation are removed from the respective accounts, and the resulting gain or loss is reflected in income.

 Deferred Finance Charges:

  Deferred finance charges consist of debt issuance costs related to the issuance of debt securities and are amortized using the interest method over the term of the related debt.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

 Plant Turnaround and Catalyst Replacement Costs:

  Costs related to the periodic scheduled maintenance of production facilities (plant turnarounds) and catalyst replacement are capitalized when incurred and amortized on a straight-line basis, generally over one or two years, until the next scheduled turnaround for plant turnarounds and over the life of the catalyst for catalyst replacements. Included in prepaid expenses and other assets at December 31, 1993 and 1992 are $17.5 million and $8.4 million, respectively, of unamortized plant turnaround and catalyst replacement costs incurred by the Operating Partnership and BMC. Prior to 1993, BMC had not incurred any plant turnaround or catalyst replacement costs.

 Hedging Transactions:

  Realized gains or losses from natural gas hedging transactions are deferred on the balance sheet as a current liability or asset at the end of the accounting period, and credited or charged to production costs in the month to which the hedged transaction relates.

 Income Taxes:

  Subsequent to the BMCH Transfer discussed in Note 1, BMCH will be included in the consolidated tax return of AMCI. Prior to the BMCH Transfer, AMCI and BMCH filed separate consolidated tax returns.

  Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial reporting basis and the tax basis of AMCI's assets and liabilities.

 Earnings Per Share:

  Earnings per share are calculated based on the weighted average number of shares of AMCI common stock outstanding, including shares subject to put rights, retroactively adjusted for the BMCH Transfer. Shares issuable upon exercise of outstanding stock options have been excluded from the calculation since the effect would be antidilutive.

 Dividends Per Share:

  Dividends per share, prior to the 1993 AMCI Recapitalization, are calculated based on 10,900,000 shares of common stock issued and outstanding for AMCI, including 115,920 shares subject to put rights. Distributions to participants in the 1993 AMCI Management Equity Plan and the 1990 AMCI Equity Incentive Plan resulting from their right to participate in AMCI dividends are not included in dividends or the computation of dividends per share. These dividend equivalent payments are classified as compensation expense.

 Environmental Liabilities:

  Environmental liabilities are recognized when it is probable that a loss has been incurred and the amount of that loss is reasonably estimable. Environmental liabilities are accrued based upon estimates of expected future costs without discounting to present value the estimated costs to be paid in the future, and without consideration of possible recoveries from third parties.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

3. INCOME TAXES

  AMCI follows the provisions of FASB Statement No. 109, "Accounting for Income Taxes."

  The provision for income taxes consists of the following:

                                                           YEARS ENDED DECEMBER
                                                                   31,
                                                          ----------------------
                                                           1993   1992    1991
      (IN THOUSANDS)                                      ------ ------- -------
      Current tax expense:
        Federal.........................................  $3,537 $ 6,526 $ 7,096
        State...........................................     262     176     230
                                                          ------ ------- -------
                                                           3,799   6,702   7,326
      Deferred tax expense:
        Federal.........................................   3,235   4,070   6,925
        State...........................................     687   1,712   2,233
                                                          ------ ------- -------
                                                           3,922   5,782   9,158
                                                          ------ ------- -------
          Total income taxes............................  $7,721 $12,484 $16,484
                                                          ====== ======= =======

  Effective with the 1993 AMCI Recapitalization, BMCH became part of the consolidated AMCI federal tax return. Operating losses generated by BMCH prior to the 1993 AMCI Recapitalization can only be used to offset BMCH taxable income. Operating losses generated by BMCH after the 1993 AMCI Recapitalization can be used by AMCI to offset any taxable income reported on the consolidated return.

  At December 31, 1993, AMCI has net operating losses of $8.3 million and BMCH has a net operating loss of $87.6 million and an Alternative Minimum Tax net operating loss of $24.4 million available to carry forward to future periods for federal tax purposes which, if not utilized, will expire beginning in 2005 and 2007, respectively. AMCI's current federal tax expense results from the application of the Alternative Minimum Tax. As of December 31, 1993, deferred taxes have been reduced by AMCI's Alternative Minimum Tax Credit carryover of $13.6 million and the benefit of AMCI's and BMCH's net operating loss carry forwards.

  Significant components of AMCI's deferred tax assets and liabilities are as follows:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1993    1992
      (IN THOUSANDS)                                            ------- -------
      Deferred tax liabilities:
        Investment in AMCLP.................................... $30,852 $31,583
        Tax over book depreciation.............................  29,788  17,660
        Other..................................................     612     --
                                                                ------- -------
      Total deferred tax liabilities...........................  61,252  49,243
      Deferred tax assets:
        Net operating loss carryover...........................  30,962  18,945
        Alternative Minimum Tax credit carryover...............  13,630  12,577
        Overhead allocations to inventory......................     235   2,508
        Other..................................................     --    1,397
                                                                ------- -------
      Total deferred tax assets................................  44,827  35,427
                                                                ------- -------
      Net deferred tax liability............................... $16,425 $13,816
                                                                ======= =======

                   AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

  The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 35% (34% for 1992 and 1991) to income before income taxes and extraordinary expense for the following reasons:

                                                      YEARS ENDED DECEMBER
                                                               31,
                                                     -------------------------
                                                      1993     1992     1991
      (IN THOUSANDS)                                 -------  -------  -------
      Tax at U.S. statutory rates..................  $12,619  $18,204  $14,812
      Minority interest in consolidated
       partnership.................................   (6,926)  (6,953)    (450)
      Change in federal tax rates..................      628      --       --
      BMCH losses not benefited....................      782      --       --
      State income taxes, net of federal benefit...      618    1,233    1,694
      Other........................................      --       --       428
                                                     -------  -------  -------
          Total income taxes.......................  $ 7,721  $12,484  $16,484
                                                     =======  =======  =======

  During the six months ended June 30, 1994 and the years ended December 31, 1993, 1992 and 1991, income taxes paid were $6.1 million, $4.9 million, $6.5 million and $7.1 million, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are summarized as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                   JUNE 30,
                                                     1994       1993     1992
                                                  ----------- -------- --------
                                                  (UNAUDITED)
      (IN THOUSANDS)
      Land and improvements......................  $  5,223   $  5,223 $  5,092
      Plant and equipment........................   404,351    397,624  391,285
      Terminals and transportation equipment.....     5,887      5,882    5,866
                                                   --------   -------- --------
                                                    415,461    408,729  402,243
      Less accumulated depreciation and
       amortization..............................    96,078     81,830   55,231
                                                   --------   -------- --------
                                                   $319,383   $326,899 $347,012
                                                   ========   ======== ========

  Included in the amounts above are assets under capital leases, principally two terminals and certain processing equipment, amounting to approximately $3.4 million at both December 31, 1993 and 1992. Accumulated amortization of such assets was $576,000 and $371,000 at December 31, 1993 and 1992, respectively. Amortization of these assets has been included in depreciation and amortization expense.

5. EMPLOYEE BENEFIT PLANS

PENSION PLANS--

  Effective July 1, 1990 and January 1, 1992, AMC and BMC, respectively, adopted noncontributory defined benefit pension plans covering substantially all employees. Benefits are based on years of service and average final compensation. Pension costs are funded to satisfy minimum requirements prescribed by the Employee Retirement Income Security Act of 1974.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

  Net periodic pension cost of the plans consists of the following:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1993    1992    1991
      (IN THOUSANDS)                                     ------  ------  ------
      Service cost...................................... $1,026  $  926  $  778
      Interest cost.....................................    304     228     182
      Return on plan assets.............................   (166)   (109)    --
      Net amortization and deferrals....................     71      73      72
                                                         ------  ------  ------
      Net periodic pension cost......................... $1,235  $1,118  $1,032
                                                         ======  ======  ======

  The following table reconciles the funded status of the plans to the amount included in the balance sheets:

                                                                DECEMBER 31,
                                                                --------------
                                                                 1993    1992
      (IN THOUSANDS)                                            ------  ------
      Actuarial present value of benefit obligations:
        Vested benefit obligation.............................. $2,806  $1,263
        Nonvested benefit obligation...........................    700     544
                                                                ------  ------
      Accumulated benefit obligation...........................  3,506   1,807
      Effect of salary projection..............................  2,136   1,782
                                                                ------  ------
      Projected benefit obligation.............................  5,642   3,589
      Fair value of plan assets (which are substantially
       publicly traded mutual funds)........................... (2,308) (1,495)
      Unrecognized amount for prior service cost............... (1,081) (1,109)
      Unrecognized net gain....................................   (304)    328
                                                                ------  ------
      Pension liability........................................ $1,949  $1,313
                                                                ======  ======

  Included in the vested benefit obligation is $250,000 for former DuPont employees. An equal amount of assets were transferred from DuPont to the BMC pension plans.

  The discount rate used to measure the present value of benefit obligations is 7.0% and 8.5% and the assumed rate of increase in future compensation levels is 4.0% and 5.5% at December 31, 1993 and 1992, respectively. The expected long-term rate of return on the plans' assets is 9.0% at December 31, 1993 and 1992.

OTHERS BENEFIT PLANS--

  AMC and BMC have defined contribution plans under which employees who meet specified service requirements may contribute a percentage of their total compensation, up to a maximum defined by the plan. Each employee's contribution, up to a specified maximum, may be matched in full by the respective company at its discretion. Employee contributions vest immediately, while company contributions vest over five years. The companies' contributions to the plans were $800,000, $700,000 and $500,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

  AMC and BMC also have incentive compensation plans covering substantially all of their employees. Incentive compensation is paid to employees under the plans based on specified levels of earnings before

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)
interest, taxes, depreciation and amortization generated during the 12 month period ended June 30. Incentive compensation expense under AMC's plan for the years ended December 31, 1993, 1992 and 1991 was $3.4 million, $3.6 million and $3.6 million, respectively. There was no such compensation under the BMC plan for 1993, 1992 or 1991.

  As a part of the 1993 AMCI Recapitalization, AMCI adopted the 1993 AMCI Management Equity Plan, pursuant to which the Compensation Committee granted options ("AMCI Options") to purchase shares of AMCI common stock and granted the right to purchase restricted shares of AMCI common stock ("AMCI Restricted Shares") to officers and key employees of AMCI and its subsidiaries, including AMC and BMC. Each AMCI Option represents the right to purchase one share of AMCI common stock. All AMCI Options are nonqualified options. The maximum number of shares of AMCI common stock that may be issued in connection with AMCI Options or as AMCI Restricted Shares is 3,056,838, constituting 15.0% of the fully diluted common equity of AMCI following the 1993 AMCI Recapitalization.

  Following the 1993 AMCI Recapitalization, the officers and key employees of AMC and BMC own 279,370 AMCI Restricted Shares and 1,729,367 AMCI Options. Such AMCI Options have an exercise price of $10.73 per share. The AMCI Options generally vest and become exercisable on September 30, 1998. The 1993 AMCI Management Equity Plan provides for accelerated vesting of all AMCI Options in the event of the holder's death, and for partial accelerated vesting (based on the number of years elapsed from the date of grant) in the event of the holder's disability, retirement, involuntary termination without cause or resignation for good reason. In the event that cash dividends are paid on the outstanding AMCI common stock, each holder of an outstanding AMCI Option is entitled, pursuant to the 1993 AMCI Management Equity Plan, to receive in cash a dividend equivalent payment in respect of the shares subject to such AMCI Option and an additional dividend equivalent payment in respect of a pro rata portion of the shares, if any, available at such time for future awards of AMCI Options or AMCI Restricted Shares under the 1993 AMCI Management Equity Plan. Dividend equivalent payments are made at the same rate as cash dividends are paid on outstanding shares. As of December 31, 1993, no payments have been made under this plan.

  Prior to the 1993 AMCI Recapitalization, both AMCI and BMCH sponsored an Equity Incentive Plan which, among other things, provided for the sale of restricted Class B common stock and the granting of options to purchase one share of Class B common stock of the respective holding company (AMCI or BMCH) per option to officers and key employees of AMC and BMC. The total number of AMCI options authorized was 1,787,153, of which 1,598,000 had been granted as of December 31, 1992. The total number of BMCH options authorized was 175,000 of which 134,150 had been granted as of December 31, 1992. Holders of the options received dividend equivalent payments based on AMCI and BMCH dividends, respectively. The AMCI and BMCH Equity Incentive Plans were terminated as part of the 1993 AMCI Recapitalization.

  The restricted shares of common stock and options to purchase shares of common stock under the 1993 AMCI Management Equity Plan (as previously under the Equity Incentive Plans) are subject to liquidity rights under which the officers and key employees may require the companies to redeem such shares and options at prices based on the fair value of the shares and underlying options at specified future dates. The liquidity rights may be exercised with respect to 25% of such shares and options per year on September 30, 1998, 1999, 2000 and 2001.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

  Shares and options subject to liquidity rights are as follows:

                                                        DECEMBER 31,
                                              --------------------------------
                                                 1993            1992
                                              ---------- ---------------------
                                                 AMCI       AMCI       BMCH
                                              ---------- ---------- ----------
      Restricted shares subject to liquidity
       rights................................    279,370    115,920    175,000
      Redemption value per share............. $    11.47 $    17.50 $    10.63
      Redemption value (in thousands)........ $    3,204 $    2,029 $    1,860
      Options subject to liquidity rights....  1,729,367  1,407,000    175,000
      Redemption value per option............ $     0.63 $     8.46 $      --
      Redemption value (in thousands)........ $    1,090 $   11,903 $      --

  The redemption value of the restricted shares of common stock and options has been reported as a reduction in common stock and capital in excess of par value and as a separate component outside of stockholders' equity.

  Both the AMCI and BMCH Equity Incentive Plans were combination plans comprised of options with fixed exercise prices and a liquidity right. Normally, a combination plan with a liquidity right would be accounted for as a variable plan, under the presumption that the optionholder would elect to exercise the liquidity right. However, prior to the 1993 AMCI Recapitalization, AMCI management estimated the likelihood that the optionholders would elect to exercise their liquidity rights based on current economic conditions and expected future dividend payout levels, concluding that it was more likely that optionholders would elect to hold or exercise their options rather than exercise their liquidity right. Accordingly, no compensation expense was recorded for changes in the redemption value of the options subsequent to the measurement date of December 31, 1991, at which time, as a result of a $3.67 per share reduction in the exercise price of AMCI options, AMCI measured compensation of $4.0 million, representing the aggregate excess of fair value over the exercise price of the granted options, which was being recognized over the service period. The fair value of BMCH shares was less than the exercise price of the options, and, accordingly, no compensation had been recorded. In connection with the 1993 AMCI Recapitalization and certain resulting covenants in the indenture for the Notes which restrict the payment of dividends, management has concluded that the presumption that the previously existing AMCI optionholders would not elect to exercise their liquidity rights no longer exists and, accordingly, are accounting for the 1993 AMCI Management Equity Plan as a variable plan. Compensation expense related to these plans was $10.5 million, including $12.6 million of dividend equivalent payments, $7.6 million, including $6.6 million of dividend equivalent payments, and $5.2 million, including $3.6 million of dividend equivalent payments, for the years ended December 31, 1993, 1992 and 1991, respectively.

  It is anticipated that certain of BMC's employee benefit plans, including the pension plan and the defined contribution plan, will be merged into the corresponding AMC plans effective December 31, 1993. These new AMC plans will be renamed, amended and restated as plans of AMCI effective January 1, 1994, subject to the review and approval of the Internal Revenue Service.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

  Long-term obligations are summarized as follows:

                                                             DECEMBER 31,
                                                JUNE 30,   -----------------
                                                  1994       1993     1992
                                               ----------- -------- --------
                                               (UNAUDITED)
      (IN THOUSANDS)
      10 3/4% Senior Notes due 2003..........   $175,000   $175,000 $    --
      BMC term loan at LIBOR plus 2.5%.......        --         --    96,000
      BMC Revolver...........................        --       6,000      --
      Operating Partnership term loan at
       LIBOR plus 2.0%.......................     35,000     35,000   35,000
      Operating Partnership capitalized lease
       obligations due through 2000..........      7,029      3,418    4,119
                                                --------   -------- --------
                                                 217,029    219,418  135,119
      Less current maturities................      1,370        726   14,691
                                                --------   -------- --------
                                                $215,659   $218,692 $120,428
                                                ========   ======== ========

  During October 1993, in conjunction with the 1993 AMCI Recapitalization discussed in Note 1, AMCI issued $175 million of unsecured 10 3/4% Senior Notes. The Senior Notes are due in full on September 30, 2003, and interest is payable semiannually at the stated rate. The AMCI Senior Notes rank senior to all other indebtedness of AMCI in right of payment; however, the Senior Preference Units of AMCLP are effectively senior to the Senior Notes. The Senior Notes are redeemable at AMCI's option at any time on or after September 30, 1998, upon 30 to 60 days' prior written notice. The following table sets forth the redemption price if the Senior Notes are redeemed during the 12-month period beginning September 30, of the years indicated:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      1998...........................................................  105.375%
      1999...........................................................  102.688%
      2000 and thereafter............................................  100.000%

  In addition, at any time prior to September 30, 1996, AMCI may, at its option, redeem up to $61.25 million of the Senior Notes in connection with one or more public equity offerings following which there is a public market at a redemption price of 110% plus accrued interest. The aggregate principal amount of the Senior Notes so redeemed may not exceed the aggregate proceeds of such public equity offering.

  The Senior Note Indenture, under which the Senior Notes were issued, contains certain financial tests, as well as other limitations and covenants, each of which would only be measured in the event that AMCI or a restricted subsidiary engages in certain activities, including the issuance of additional debt, payment of certain dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, other than in the ordinary course of business, and sale-leaseback transactions. Dividend payments are effectively restricted to an amount not to exceed fifty percent of AMCI's Adjusted Consolidated Net Income, as defined in the Indenture.

  In conjunction with the 1993 AMCI Recapitalization discussed in Note 1, AMCI contributed $85.5 million to BMCH and BMCH loaned $85.5 million to BMC to prepay its entire outstanding term loan balance. BMC also amended and restated its credit agreement which provides for (a) a new $20 million revolving credit facility, that will mature on December 31, 1996 and which was used to repay all revolving

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)
loans outstanding under BMC's previously existing $20 million revolving credit facility, (b) a $50 million letter of credit facility (for the account of BMC and the benefit of AMCI) to support the payment of interest on the Notes for a period not to extend beyond December 31, 1996, (c) a guaranty by BMCH of BMC's obligations thereunder. The indebtedness is secured by a lien on all of BMC's assets and the guarantee is secured by a pledge by BMCH of BMC's capital stock. AMCI has the right to terminate the letter of credit established under the letter of credit facility at any time.

  As a result of the debt retirement discussed above, the interest rate swap agreement BMC has with Chemical Bank is no longer associated with outstanding debt. Under the interest rate swap agreement, BMC makes 6.1% fixed rate payments and receives variable-rate interest payments (3.375% at December 31, 1993). At December 31, 1993, the notional amount of the swap agreement was $41 million and the obligation assumed and recorded for the uncovered swap was $1.1 million. The agreements expire March 31, 1995. BMC is exposed to favorable or unfavorable market risk to the extent LIBOR increases or decreases, respectively.

  As of December 31, 1993, BMC had no drawings on the letter of credit facility. Borrowings under the revolving credit facility were $6.0 million and $7.0 million at December 31, 1993 and 1992, respectively. Interest on the letter of credit and revolving credit facility is based on the Eurodollar lending rate plus 3.5% and 2.5%, respectively, or a prime commercial rate plus 2.5% and 1.5%, respectively, at BMC's option, selected at the start of each interest period. The effective interest rate was 7.5% at December 31, 1993. BMC incurs certain fees in connection with the borrowings discussed above, including a commitment fee equal to 1/2 of 1% of the unused amount of the revolving credit facility, and a letter of credit exposure fee of 3% on the outstanding unused amount.

  The Operating Partnership has a credit agreement (the "Agreement") with a syndicate of banks which provides for a nonamortizing $35 million term loan and a $50 million revolving credit facility. Borrowings outstanding under the revolving credit facility were $9 million and $17 million at December 31, 1993 and 1992, respectively. The $35 million term loan is due in full and the revolving credit facility expires on December 4, 1996. Subject to certain exceptions, borrowings under the revolving credit facility must be repaid for a 30-day period between July 1 and September 30 each year. Interest on both the term loan and revolving credit facility is based on the prime commercial lending rate plus 1%, or a Eurodollar rate plus 2%, at AMC's option. The Operating Partnership Agreement contains financial tests, as well as other restrictive covenants relating to the use of proceeds of borrowings. Borrowings under the Operating Partnership Agreement are secured by substantially all of the Operating Partnership's assets. At December 31, 1993, the term loan and the outstanding borrowings under the revolving credit facility bore interest at the rate of 5.4% and 6.3%, respectively. The Operating Partnership incurs a commitment fee equal to 1/2 of 1% of the unused amount of the revolving credit facility.

  Future minimum payments and sinking fund requirements under long-term debt and capital lease obligations at December 31, 1993 are (in thousands):

      Year ending December 31:
        1994........................................................... $    726
        1995...........................................................      763
        1996...........................................................   41,386
        1997...........................................................      386
        1998...........................................................      386
        Later years....................................................  175,771
                                                                        --------
                                                                        $219,418
                                                                        ========

  In conjunction with its long-term debt, the Operating Partnership had obligations under two interest rate swap agreements at December 31, 1992 with an aggregate notional amount of $103 million. The swap

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)
agreements, which effectively converted the variable interest rates on the borrowings under the Agreement to fixed interest rates, expired on March 12, 1993 and April 23, 1993. At December 31, 1992, $68 million of the notional amount of the swap agreements was no longer associated with outstanding debt, and accordingly, an obligation was assumed and recorded for such uncovered swaps in the amount of $1.9 million. The Operating Partnership had no such obligation outstanding at December 31, 1993.

  Interest paid, including payments under the interest rate swap agreements, was $10.3 million, $11.8 million, $15.9 million and $20.3 million for the six months ended June 30, 1994 and the years ended December 31, 1993, 1992 and 1991, respectively.

7. LEASES

  The Operating Partnership leases certain land, buildings and equipment. Minimum rental commitments under capital and noncancellable operating leases as of December 31, 1993 are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
      (IN THOUSANDS)                                           ------- ---------
      Year ending December 31:
        1994.................................................. $  973   $6,261
        1995..................................................    966    1,880
        1996..................................................    559      774
        1997..................................................    525      610
        1998..................................................    490      301
        Later years...........................................    876       70
                                                               ------   ------
      Total minimum lease payments............................  4,389    9,896
      Less amount representing interest.......................    971      --
                                                               ------   ------
      Net minimum lease payments.............................. $3,418   $9,896
                                                               ======   ======

  Rent expense under noncancellable operating leases, including contingent rentals of $2.7 million in 1993, $2.6 million in 1992 and $1.6 million in 1991 based primarily on throughput, amounted to approximately $9.6 million, $6.3 million and $5.4 million for 1993, 1992 and 1991, respectively.

8. COMMON STOCK

  AMCI has two classes of common stock, Class A common voting stock and Class B common nonvoting stock. The rights and privileges to which the holders of Class A and Class B common stock are entitled, other than voting privileges, are essentially the same.

9. RELATED PARTY TRANSACTIONS

  During the six months ended June 30, 1994 and the years ended December 31, 1993, 1992 and 1991, the Operating Partnership and AMC sold $18.0 million, $21.2 million, $23.0 million and $28.7 million, respectively, of nitrogen fertilizer products to Transammonia, Inc. ("Transammonia"). A key executive and principal owner of Transammonia is a general partner of two partnerships which own common stock representing approximately 7.4% of the common equity of AMCI on a fully diluted basis. Additionally, one of the members of the board of directors of AMC and AMCI is an executive of both Transammonia and Trammochem, Inc. ("Trammochem") a division of Transammonia. Accounts receivable from Transammonia are $3.6 million, $2.5 million and $1.7 million at June 30, 1994, December 31, 1993 and 1992, respectively.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

  Trammo Partners II is a major shareholder in AMCI. The partners in Trammo Partners II include the principal shareholder and employees of Transammonia. In addition, a key executive and principal owner of Transammonia serves as a director of BMCH. Trammochem has exclusive marketing rights to the methanol produced at the Beaumont facility. Trammochem's compensation for the marketing of methanol is based on the quantity of methanol sold and the earnings before depreciation interest and taxes of BMCH. This agreement began December 12, 1991 and continues until December 31, 1996, and from year to year thereafter, unless terminated by either party. Compensation under this agreement began January 1, 1992. Compensation for the six months ended June 30, 1994 and for the years ended December 31, 1993 and 1992 was $1.4 million, $1.2 million and $2.2 million, respectively.

  Transammonia holds an option to purchase 163,450 shares of common stock of AMCI which is initially exercisable in 1998 at a price of $10.73 per share.

10. AGREEMENTS OF LIMITED PARTNERSHIP

  In accordance with the Agreement of Limited Partnership of AMCLP, AMCLP makes quarterly distributions to Unitholders and the General Partner in an amount equal to 100% of its Available Cash, as defined, unless Available Cash is required to fund a reserve amount. AMCLP must fund and maintain a reserve of $18.5 million to support Minimum Quarterly Distributions on the Senior Preference Units (the "Reserve Amount"). Such Reserve Amount was fully funded during 1992 and is invested in Eurodollars at a financial institution.

  During the period commencing December 4, 1991, and not ending prior to December 31, 1996 (the "Preference Period"), Senior Preference, Junior Preference and Common Units participate equally in distributions after each class of units has received its Minimum Quarterly Distribution, subject to the General Partner's right to receive cash distributions.

  The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the General Partner's participation increases if cash distributions exceed specified target levels. During the Preference Period, distributions are subject to the rights of Senior Preference Units to receive the Minimum Quarterly Distribution of $.605 per unit plus any arrearages, before any other distributions. After such amounts have been paid, the Reserve Amount must be funded before distributions to Junior or Common Unitholders. Distributions to Common Unitholders are subject to the preferential rights of the Junior Preference Units to receive Minimum Quarterly Distributions plus arrearages. Subject to certain conditions, the Junior Preference Units will become Senior Preference Units on December 31, 1995. As a result of this conversion, distributions on the converted Junior Preference Units will be made with, and not after, distributions on the Senior Preference Units and payment of the Minimum Quarterly Distributions on the converted Junior Preference Units will also be supported by the Reserve Amount. In addition, the converted Junior Preference Units will be entitled to receive Minimum Quarterly Distributions before funds are set aside, if necessary, to restore the Reserve Amount to its required level.

  After the Preference Period the Senior Units will still be entitled to the Minimum Quarterly Distribution, but will not participate with the Common Units in any distributions above the Minimum Quarterly Distribution.

  For a 90-day period after the end of the Preference Period, the holders of Senior Preference Units will have the right, subject to fulfillment of certain stock exchange listing requirements, to convert their Senior Preference Units into fully participating Common Units.

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)

  In order for AMCLP and the Operating Partnership to continue to be classified as partnerships for federal income tax purposes, AMC, as general partner, must maintain a minimum level of net worth without regard to its interest in AMCLP. In order to meet this requirement, AMC has maintained a cash balance ($27.8 million at December 31, 1993) since it does not have material assets other than its partnership interests. However, AMC is not required to maintain a cash balance to meet this requirement if other assets of equivalent value are acquired in order to satisfy the substantial net worth requirement.

11. OTHER FINANCIAL INFORMATION

FAIR VALUES OF FINANCIAL INSTRUMENTS--

  The following methods and assumptions were used by AMCI in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

    Distribution reserve fund: The carrying amount reported in the balance sheet for the distribution reserve fund approximates its fair value.

    Accrued interest rate swap obligation: The fair value of the interest rate swap obligation is based on current settlement prices, taking into account remaining terms of the agreement.

    Revolving credit borrowings and long-term debt: The carrying amounts of the borrowings under revolving credit and long-term debt agreements approximate fair value.

    Off-balance-sheet instruments: Fair values of the off-balance-sheet instruments (natural gas swaps) are based on contract prices in effect at December 31, 1993.

  Financial instruments with a carrying value different from fair value at December 31 are as follows:

                                                   1993               1992
                                             -----------------  -----------------
                                             CARRYING   FAIR    CARRYING   FAIR
                                              AMOUNT    VALUE    AMOUNT    VALUE
      (IN THOUSANDS)                         --------  -------  --------  -------
      Natural gas swaps..................... $   --    $(4,849) $   --    $(3,827)
      Interest rate swaps...................  (1,096)   (1,096)  (2,096)   (4,634)

  The Operating Partnership and BMC enter into natural gas swap agreements and futures contracts to cover approximately 50% of their natural gas requirements to effectively maintain fixed prices for natural gas to be purchased. The agreements and contracts vary in length from one month to eighteen months. Gains and losses on futures contracts and swap agreements are credited or charged to production cost in the month to which the hedged transaction relates. The Operating Partnership and BMC are exposed to favorable or unfavorable market risk to the extent that natural gas prices increase or decrease, respectively.

INDUSTRY SEGMENT DATA--

  AMCI operates in two principal industries--nitrogen fertilizer and methanol, respectively. The nitrogen fertilizer business produces and distributes ammonia, urea and urea ammonium nitrate solution which are principally used by farmers to provide crops with nitrogen, an essential nutrient for plant growth. The methanol business manufactures, distributes, and sells methanol, which is principally used as a raw

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)
material in the production of a variety of chemical derivatives and in the production of MTBE, an oxygenate and an octane enhancer for gasoline. The following summarizes additional information about the reported industry segments:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1992      1991
      (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)      --------  --------  --------
      Revenues:
        Nitrogen fertilizer....................... $259,782  $243,397  $247,209
        Methanol..................................  106,004    81,556     5,520
                                                   --------  --------  --------
          Total revenues.......................... $365,786  $324,953  $252,729
                                                   ========  ========  ========
      Operating profit:
        Nitrogen fertilizer....................... $ 46,090  $ 53,350  $ 60,374
        Methanol..................................    8,312    12,263     1,419
                                                   --------  --------  --------
          Total operating income..................   54,402    65,613    61,793
      Interest expense............................  (17,759)  (14,870)  (21,448)
      Interest and other income (expense).........     (589)    2,803     3,223
                                                   --------  --------  --------
      Income before income taxes, minority
       interests and extraordinary expense........ $ 36,054  $ 53,546  $ 43,568
                                                   ========  ========  ========
      Depreciation and amortization expense:
        Nitrogen fertilizer....................... $ 16,045  $ 15,709  $ 15,587
        Methanol..................................   10,831    11,004       581
                                                   --------  --------  --------
                                                   $ 26,876  $ 26,713  $ 16,168
                                                   ========  ========  ========
      Capital expenditures:
        Nitrogen fertilizer....................... $  6,524  $  9,262  $  3,085
        Methanol..................................      444       616        78
                                                   --------  --------  --------
                                                   $  6,968  $  9,878  $  3,163
                                                   ========  ========  ========
                                                     DECEMBER 31,
                                                   ------------------
                                                     1993      1992
                                                   --------  --------
      Identifiable assets:
        Nitrogen fertilizer....................... $330,169  $317,035
        Methanol..................................  176,226   188,878
                                                   --------  --------
          Total assets............................ $506,395  $505,913
                                                   ========  ========

12. CONTINGENCIES

  On September 27, 1993, U.S. EPA Region 6 filed a complaint, compliance order and notice of opportunity for hearing against BMC in connection with the Beaumont facility pursuant to the Resource Conservation and Recovery Act, as amended ("RCRA"), and the Texas Solid Waste Disposal Act. Among other things, the complaint requires BMC to cease disposing of its waste alcohol stream by burning the waste in its furnace, and prohibits any such further disposal except under an operating permit issued pursuant to RCRA. In its complaint, U.S. EPA proposes to assess a civil penalty of $583,950 against BMC for violations of hazardous waste treatment, storage and disposal, and management and recordkeeping

                    AGRICULTURAL MINERALS AND CHEMICALS INC.

   (Information pertaining to the six months ended June 30, 1994 and 1993 is unaudited)
requirements. The Company has implemented modifications to ensure that its waste alcohol stream is nonhazardous under RCRA. The Company intends to contest such allegations vigorously and to request a hearing at the time it files its answer. The Company expects the ultimate amount of such loss to be less than the proposed penalty. Based on current knowledge, the Company does not expect this matter, or any other known environmental matter, to have a material adverse effect on its results of operations, financial condition or cash flow.

  BMCH has protested the 1994, 1993 and 1992 assessed value of its plant in Jefferson County, Texas. Jefferson County has assessed the 1993 value of the plant at an amount which, if it prevails, would increase 1993 property taxes by approximately $800,000 over the current amount recorded by BMCH. Management believes that it has adequately provided for property taxes and does not expect this matter to have a material adverse effect on the Company's financial position or future results of operations.

                           [Inside Back Cover Page.]

                 [FOUR COLOR ART WORK AND DESCRIPTION OF THE
                    COMPANY'S BUSINESS CYCLE APPEARS HERE]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                 -------------

                               TABLE OF CONTENTS

                          PAGE
                          ----
Prospectus Summary......    3
Investment
 Considerations.........   11
The Acquisition.........   14
The Refinancing.........   17
Use of Proceeds.........   18
Price Range of Common
 Shares and Dividend
 Data...................   18
Capitalization..........   19
Pro Forma Combined
 Financial Statements of
 the Company............   20
Liquidity and Capital
 Resources After the
 Acquisition and the
 Refinancing............   26
Business................   26
Description of Capital
 Stock..................   36
Description of Certain
 Indebtedness and Other
 Obligations............   38
Underwriting............   42
Legal Matters...........   43
Experts.................   43
Available Information...   43
Incorporation of Certain
 Documents by Reference.   44
Information With Respect
 To AMCI................   44
Index to Financial
 Statements.............  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   9,000,000

                             TERRA INDUSTRIES INC.

                                      LOGO

                                 COMMON SHARES

                             ---------------------

    P R O S P E C T U S

                             ---------------------

                             S.G.WARBURG & CO. INC.


                                OCTOBER   , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------




- --------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth an estimate (except for the Securities and Exchange Commission Registration Fee and NYSE Fee) of all expenses, other than the underwriting discount, payable by the Company in connection with the issuance and sale of securities being registered.

      SEC Registration Fee.......................................... $   45,504
      NYSE Filing Fee...............................................     66,525
      NASD Filing Fee...............................................     13,696
      Printing Costs................................................    200,000
      Accounting Fees and Expenses..................................    138,000
      Legal Fees and Expenses (not including Blue Sky)..............    400,000
      Blue Sky Fees and Expenses....................................     20,000
      Miscellaneous.................................................    200,275
                                                                     ----------
          Total..................................................... $1,084,000
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Maryland General Corporate Law provides the following with respect to the indemnification of directors, officers, employees and agents:

    (a) Any director made a party to any proceeding in its capacity as a director, may be indemnified by registrant against certain liabilities unless it is established that: (i) the act or omission of the director was material to such proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) the director actually received an improper benefit in money, property or services, or (iii) in the case of criminal proceedings, the director had reasonable cause to believe that the act or omission was unlawful.

    (b) A director who performs his duties in accordance with the standard of care required of directors by Maryland law has no liability by reason of being or having been director of a corporation.

  The indemnification provided by Maryland General Corporate Law and the registrant's By-Laws is not exclusive of any other rights to which a director or officer of the registrant may be entitled. The registrant also carries directors' and officers' liability insurance.

  The Company's Articles of Incorporation provide that the Company shall indemnify (i) its directors to the fullest extent provided by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (ii) its officers to the same extent as it shall indemnify its directors; and (iii) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law.

  The foregoing shall not limit the authority of the Company to indemnify other employees and agents consistent with law.

  The proposed form of Underwriting Agreement for the Common Shares to be sold in the offering contains provisions under which the Underwriters agree to indemnify the Company's directors and officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS

     1         Form of Underwriting Agreement*
     2         Merger Agreement
     4.1.1     Articles of Restatement of the Company filed with the
               State of Maryland on September 11, 1990, filed as Exhibit
               3.1 to the Company's Form 10-K for the year ended December
               31, 1990, is incorporated herein by reference.
     4.1.2     Articles of Amendment of the Company filed with the State
               of Maryland on May 6, 1992, filed as Exhibit 3.1.2 to the
               Company's Form 10-K for the year ended December 31, 1992,
               is incorporated herein by reference.
     4.2       By-Laws of the Company, as amended through August 7, 1991, filed as Exhibit 3 to the Company's Form 8-K dated Septem-
               ber 30, 1991, is incorporated herein by reference.
     5         Opinion re Legality*
     23.1      Consent of Deloitte & Touche LLP
     23.2      Consent of Price Waterhouse LLP
     23.3      Consent of Ernst & Young LLP
     23.4      Consent of Kirkland & Ellis*
     23.5      Consent of Piper & Marbury (included in Exhibit 5)
     24        Power of Attorney

- --------
  * To be supplied by Amendment.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 13(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SIOUX CITY AND THE STATE OF IOWA, ON SEPTEMBER 22, 1994.

                                          Terra Industries Inc.

                                                /s/ GEORGE H. VALENTINE
                                          By: _________________________________
                                                    George H. Valentine
                                          Its:
                                              Vice President, General Counsel
                                                  and Corporate Secretary

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED ON THE DATE OR DATES INDICATED, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:

             SIGNATURE                           TITLE                  DATE(S)
             ---------                           -----                  -------


                 *                   Chairman of the Board         September 22, 1994
____________________________________
         Reuben F. Richards

                 *                   Chief Executive Officer,      September 22, 1994
____________________________________   President and Director
          Burton M. Joyce              (Principal Executive
                                       Officer)

                 *                   Vice President, Chief         September 22, 1994
____________________________________   Financial Officer
          Francis G. Meyer             (Principal Financial
                                       Officer and Principal
                                       Accounting Officer)

                 *                   Director                      September 22, 1994
____________________________________
         Edward G. Beimfohr

                 *                   Director                      September 22, 1994
____________________________________
         Carol L. Brookins

                 *                   Director                      September 22, 1994
____________________________________
          Edward M. Carson

                 *                   Director                      September 22, 1994
____________________________________
          David E. Fisher

                 *                   Director                      September 22, 1994
____________________________________
          Basil T.A. Hone

                 *                   Director                      September 22, 1994
____________________________________
           Antony W. Lea

                 *                   Director                      September 22, 1994
____________________________________
         John R. Norton III

                 *                   Director                      September 22, 1994
____________________________________
           Henry R. Slack

        /s/ GEORGE H. VALENTINE
By: ______________________________________
            George H. Valentine
             Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER   DESCRIPTION                                                 PAGE
  -------  -----------                                             ------------
  1        Form of Underwriting Agreement*......................
  2        Merger Agreement.....................................
  4.1.1    Articles of Restatement of the Company filed with the
           State of Maryland on September 11, 1990, filed as
           Exhibit 3.1 to the Company's Form 10-K for the years
           ended December 31, 1990, is incorporated herein by
           reference............................................
  4.1.2    Articles of Amendment of the Company filed with the
           State of Maryland on May 6, 1992, filed as Exhibit
           3.1.2 to the Company's Form 10-K for the year ended
           December 31, 1992, is incorporated herein by refer-
           ence.................................................
  4.2      By-Laws of the Company, as amended through August 7,
           1991, filed as Exhibit 3 to the Company's Form 8-K
           dated September 30, 1991, is incorporated herein by
           reference............................................
  5        Opinion re Legality*.................................
 23.1      Consent of Deloitte & Touche LLP.....................
 23.2      Consent of Price Waterhouse LLP......................
 23.3      Consent of Ernst & Young LLP.........................
 23.4      Consent of Kirkland & Ellis*.........................
 23.5      Consent of Piper & Marbury (included in Exhibit 5) ..
 24        Power of Attorney....................................

- --------
  *To be supplied by amendment.

                     Graphic Material Cross-Reference Page

Appearing on page 2 is a map of the principal manufacturing facilities and storage terminals for Terra Industries Inc. ("TRA"), including the principal manufacturing facilities and storage terminals of the operations to be acquired from Agricultural Minerals and Chemicals Inc. ("AMCI"). The map includes locations of the following facilities: TRA UAN terminals; TRA dry terminals; TRA anhydrous ammonia storage; TRA manufacturing plants; AMCI terminals; AMCI manufacturing plants; and the AMCI methanol plant. Underneath the map is a caption containing the following text: "The map is not intended to represent the entire operations of Terra Industries Inc. or those to be acquired through the acquisition of Agricultural Minerals and Chemicals Inc."

Appearing on page 10 is a chart representing the anticipated organization of the Company and certain of its subsidiaries after the consummation of the Acquisition, the Merger of AMCI into the Company and the Refinancing.

Appearing on the inside back cover page of the prospectus is a graphical representation, including textual description, of the Company's business cycle. The graphical image is separated into four quadrants, labeled: "First Quarter", "Second Quarter", "Third Quarter", and "Fourth Quarter". The quadrant containing the heading "First Quarter" appears in the upper left section of the page; the quadrant containing the heading "Second Quarter" appears in the upper right section of the page; the quadrant containing the heading "Third Quarter" appears in the lower right section of the page; and the quadrant containing the heading "Fourth Quarter" appears in the lower left section of the page. In the quadrant labeled "First Quarter", the following textual items appear as bullet points:
"Wholesale sales of fertilizer and chemicals occur to fill storage and build inventory."; Crop input planning with growers continues."; Dealer program sign-ups continue."; and "Planting in the Southwest begins." In the quadrant labeled "Second Quarter", the following textual items appear in the form of bullet points: "Planting in the Corn Belt and mid-South begins."; "Custom application of fertilizer and chemicals occurs in the Corn Belt and mid-South."; and "Over half of the year's sales occur." Under the quadrant labeled "Third Quarter", the following textual items appear in the form of bullet points: "Fields inspected; insecticides and late, post-emergent herbicides applied."; "Side dressing and winter wheat fertilizer applied."; "Majority of turf and nursery sales occur."; "Seed ordering begins in Midwest."; and "Planning/budgeting for next year take place." Under the quadrant labeled "Fourth Quarter", the following textual items appear in the form of bullet points: "Harvesting continues."; "Soil tested; crop input plans developed with growers."; Fall fertilizer applied."; "Supplier programs negotiated; sales strategies developed."; "Dealer program sign-ups begin."; and "Seed sales begin nationwide."